As filed with the Securities and Exchange Commission on March 28, 1996
================================================================================
                                                       Registration No. 33-86518
                                                               File No. 811-5169



                           SECURITIES AND EXCHANGE COMMISSION
                                 Washington, D.C. 20549


                             POST-EFFECTIVE AMENDMENT NO. 1
                                           TO
              REGISTRATION STATEMENT OF SMALL BUSINESS INVESTMENT COMPANY
                            UNDER THE SECURITIES ACT OF 1933
                                  ------------------

                                    AMENDMENT NO. 5
                                           TO
                                        FORM N-5
                        UNDER THE INVESTMENT COMPANY ACT OF 1940
                                   ---------------


                            FRESHSTART VENTURE CAPITAL CORP.
                   (Exact name of registrant as specified in charter)

                                  313 West 53rd Street
                                New York, New York 10019
                        (Address of principal executive offices)

                             ZINDEL ZELMANOVITCH, PRESIDENT
                            Freshstart Venture Capital Corp.
                                  313 West 53rd Street
                                New York, New York 10019
                        (Name and address of agent for service)
                                    -----------------

                                    With copies to:


       C. WALTER STURSBERG, JR., ESQ.                STEVEN L. WASSERMAN, ESQ.
             Stursberg & Veith                            Reid & Priest LLP
       405 Lexington Avenue, Suite 4949                  40 West 57th Street
          New York, New York  10174                   New York, New York  10019



Approximate date of commencement of proposed sale of the securities to the public: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

                                ---------------



THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION ACTING PURSUANT TO SAID SECTION 8(A) MAY DETERMINE.

                        FRESHSTART VENTURE CAPITAL CORP.

                                ---------------

                             CROSS-REFERENCE SHEET
          (Pursuant to Rule 481 showing the location in the prospectus of the responses to the Items of Parts I and II of Form N-5)

                                ---------------


Item No. and Caption                                                Prospectus Caption
--------------------                                                ------------------
  1.    Organization and Business .........................        THE COMPANY; BUSINESS
  2.    Fundamental Policies of the Registrant ............        INVESTMENT POLICIES
  3.    Policies with Respect to Security Investments .....        INVESTMENT POLICIES
  4.    Ownership of Voting and Convertible Securities
        of Other Issuers ..................................                    *
  5.    Special Tax Provisions Applicable to Registrant ...        TAX CONSIDERATIONS
  6.    Pending Legal Proceedings .........................        BUSINESS-Legal Proceedings
  7.    Summary of Earnings ...............................        SUMMARY FINANCIAL INFORMATION
  8.    Persons in Control Relationship with Registrant ...        MANAGEMENT; SECURITY OWNERSHIP OF
                                                                    PRINCIPAL STOCKHOLDERS AND
                                                                    MANAGEMENT
  9.    Persons Owning Equity Securities of Registrant ....        SECURITY OWNERSHIP OF PRINCIPAL
                                                                   STOCKHOLDERS AND MANAGEMENT
  10.   Number of Holders of Equity Securities ............                    *
  11.   Directors and Executive Officers ..................        MANAGEMENT-Officers and Directors
  12.   Members of Advisory Board of Registrant ...........        Not Applicable
  13.   Remuneration of Directors, Officers and
        Members of Advisory Board .........................        MANAGEMENT-Compensation of Officers
                                                                    and Directors
  14.   Indemnification of Directors and Officers .........                    *
  15.   Custodians of Portfolio Securities ................        CUSTODIAN
  16.   Investment Advisers ...............................        Not Applicable
  17.   Business and other Connections of Investment
        Advisers and Their Managements ....................        Not Applicable
  18.   Interest of Affiliated Persons in Certain
        Transactions ......................................        CERTAIN TRANSACTIONS
  19.   Capital Stock .....................................        DESCRIPTION OF CAPITAL STOCK AND
                                                                    LONG-TERM DEBT
  20.   Long-Term Debt ....................................        Not Applicable
  21.   Other Securities ..................................        Not Applicable
  22.   Financial Statements ..............................        See Item 28
  23.   Distribution Spread ...............................        Cover Page
  24.   Plan of Distribution ..............................        PLAN OF DISTRIBUTION
  25.   Use of Proceeds to Registrant .....................        USE OF PROCEEDS
  26.   Sales Otherwise Than for Cash .....................        Not Applicable
  27.   Information Required by Items of Part I ...........        See Above
  28.   Financial Statements Required by Item 22
        of Part I .........................................        FINANCIAL STATEMENTS


----------------
*Not required to be included in the Prospectus.

                        Freshstart Venture Capital Corp.

                                1,700,000 Shares
                                  Common Stock


     Freshstart Venture Capital Corp., a New York corporation (the "Company"), is a closed-end, diversified registered investment company licensed by the United States Small Business Administration ("SBA") to operate as a Specialized Small Business Investment Company ("SSBIC"). The Company is hereby offering a minimum of 700,000 shares (the "Minimum Offering") of its common stock, par value $.01 per share (the "Common Stock"), and a maximum of 1,700,000 shares (the "Maximum Offering") of Common Stock at a per share offering price of $7.15 on a best efforts, all or none basis. Pending the closing of the offering, which will not occur unless at least 700,000 shares are sold, all proceeds will be held in an escrow account. Unless at least 700,000 shares are sold on or before April 30, 1996 (which may be extended up to an additional ten days by agreement of the Company and the Dealer Manager), all monies received will be refunded to subscribers in full. There will be only one closing (the "Closing"). The Company's business is to provide loan financing to persons who qualify under SBA regulations as socially or economically disadvantaged persons or to entities which are at least 50% owned by such persons. The Company has made, and intends to continue to make, a portion, albeit a decreasing percentage, of its loans for financing the purchase or continued ownership of taxicab medallions, taxicabs and related assets. The balance of its loan portfolio includes loans for the acquisition and/or operation of other small businesses and the Company intends to increase its percentage of such loans. An investment in an SSBIC may afford a qualified investor certain favorable tax benefits, including the ability to defer the recognition of capital gain realized on the sale of a publicly traded security, subject to certain limitations, if the qualified investor uses the proceeds from the sale of such publicly traded security within 60 days to purchase common stock in an SSBIC. In addition, subject to certain conditions, certain financial institutions may be able to satisfy their requirements under the Community Reinvestment Act through the purchase of shares of the Company's Common Stock. See "FEDERAL REGULATION--Community Reinvestment Act." Prior to the offering, there has been no public market for the Common Stock. No assurance can be given that a public market will develop following the completion of the offering or that, if any such market does develop, it will be sustained. It is anticipated that the Common Stock will be listed on the Nasdaq SmallCap Market under the symbol "FSVC" and on the Boston Stock Exchange under the symbol "FSV." Such listings will be effective upon the Closing, which shall be not less than the Minimum Offering and up to the Maximum Offering. See "Plan of Distribution."


                  SEE "RISK FACTORS" STARTING ON PAGE 7 HEREOF.
                            -------------------------

     THE SECURITIES OFFERED HEREBY ARE SPECULATIVE SECURITIES AND INVOLVE A HIGH DEGREE OF RISK.

     IN ADDITION, CLOSED-END FUNDS FREQUENTLY TRADE IN THE SECONDARY MARKET (TO THE EXTENT ONE EXISTS) AT A PRICE BELOW NET ASSET VALUE AND/OR THE PUBLIC OFFERING PRICE. ACCORDINGLY, IF THE SHARES OF COMMON STOCK OFFERED HEREBY TRADE BELOW SUCH LEVELS, PURCHASERS OF SHARES IN THIS OFFERING WHO WISH TO SELL THEIR SHARES IMMEDIATELY MAY NOT BE ABLE TO DO SO WITHOUT SUSTAINING A LOSS. SEE "RISK FACTORS."

                         ------------------------------
       INVESTORS ARE ADVISED TO READ AND RETAIN A COPY OF THIS PROSPECTUS.
                            -------------------------

 THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND
       EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION, NOR HAS THE SECURITIES AND EXCHANGE COMMISSION OR ANY STATE SECURITIES COMMISSION PASSED
    UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO
                      THE CONTRARY IS A CRIMINAL OFFENSE.

================================================================================
                              Price to     Underwriting         Proceeds to
                               Public       Commissions       Company (1)(2)
                               ------       -----------       --------------

Per Share . . . . . . . . . . $7.15            $.572            $6.578
Total Minimum (1) . . . . . . $5,005,000       $400,400         $4,604,600
Total Maximum . . . . . . . . $12,155,000      $972,400         $11,182,600
================================================================================
                                                   (Footnotes on following page)


     The Common Stock is offered by RAS Securities Corp. (the "Dealer Manager") and by other members of the NASD authorized as selling agents (collectively, the "Broker/Dealers"). The Common Stock is offered when, as and if delivered to and accepted by the Dealer Manager and subject to the approval of certain legal matters by counsel and to certain other conditions. The Dealer Manager reserves the right to withdraw, cancel or modify the offering and to reject any order in whole or in part. Share certificates will be delivered within three (3) days of the Closing. The Company has agreed to indemnify the Dealer Manager against certain liabilities, including liabilities under the Securities Act of 1933. For information regarding these matters see "Plan of Distribution."

                              RAS Securities Corp.


                  The date of this Prospectus is March 28, 1996

(Footnotes from cover page)


(1) The shares are offered on a best efforts basis. The offering terminates on April 30, 1996, provided the Company and the Dealer Manager may agree to extend the offering until May 10, 1996. Subscriptions will be placed in escrow with The Merchants Bank of New York, as agent for Freshstart Venture Capital Corp., pending the Closing. See "Plan of Distribution."

(2) Before deducting expenses of the offering, including the Dealer Manager's non-accountable expense allowance equal to 2% of the gross proceeds of the offering, or $535,100 based upon the Minimum Offering and $678,100 based upon the Maximum Offering. See "Plan of Distribution."


     IN CONNECTION WITH THIS OFFERING, THE DEALER MANAGER MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

     The Company intends to furnish its shareholders with annual reports containing audited financial statements, semi-annual reports containing unaudited financial statements and such other periodic reports as the Company may determine to be appropriate or as may be required by law.

                               PROSPECTUS SUMMARY


     The following summary is qualified in its entirety by reference to the more detailed information and financial statements, including the notes thereto, appearing elsewhere in this Prospectus. Each prospective investor is urged to read this Prospectus in its entirety. All per share data and information relating to the number of shares of the Company's Common Stock outstanding have been adjusted to give effect to a two for one stock split effective January 12, 1996.



                                   THE COMPANY


     Freshstart Venture Capital Corp. (the "Company") operates as a Specialized Small Business Investment Company ("SSBIC") under the Small Business Investment Act of 1958 (the "1958 Act"), and is regulated and financed in part by the Small Business Administration ("SBA"). The Company's business is to provide loan financing to persons who qualify under SBA regulations as socially or economically disadvantaged persons or to entities which are at least 50% owned by such persons. In the future the Company will decrease its taxicab loan portfolio, making only a portion of its loans to finance taxicab medallions, taxicabs and related assets, with the balance of its loans being made to supermarkets and other small business concerns. Taxi loans, which represented approximately 74% of the aggregate principal amount of the Company's loan portfolio as of November 30, 1995, are collateralized by taxicab medallions and related assets. The Company has had a very low delinquency rate with taxicab medallion loans and has never suffered a material loss in connection with such financings. Historically, the majority of the Company's taxicab medallion loans have been subordinate to borrowings from senior lenders.

     The balance of its loan portfolio includes loans for the acquisition and/or operation of other small businesses and the Company intends to continue to make such loans. In this connection, the Company intends to focus on making loans to small, independent supermarket businesses. The Company has not to date made any equity investments in any small business concerns and has no present intention to do so. The Company may in the future, however, make such equity investments, if determined by its Board of Directors at such time to be in the best interests of the Company. See "RISKFACTORS" and "BUSINESS--Marketing Strategy."


     The Company, which is a New York corporation formed on March 4, 1982, is registered as an investment company under the Investment Company Act of 1940, as amended (the "1940 Act"), and has elected to be taxed as a "regulated investment company" under the Internal Revenue Code of 1986, as amended (the "Code"), and intends to be treated as a regulated investment company. As a regulated investment company, the Company pays out to its shareholders substantially all of its investment company taxable income as dividends. Since fiscal 1988, the Company has paid dividends for each fiscal year and it intends to continue to pay dividends as long as funds are legally available for distribution.


     An investment in an SSBIC, such as a purchase of the Company's Common Stock, may afford certain qualified investors favorable tax benefits, including the ability to defer the recognition of capital gain realized on the sale of publicly traded securities, subject to certain limitations, if the qualified investor uses the proceeds from the sale of such publicly traded security within 60 days to purchase common stock in an SSBIC. See "TAX CONSIDERATIONS." In addition, subject to certain conditions, certain financial institutions may be able to satisfy their requirements under the Community Reinvestment Act through the purchase of shares of the Company's Common Stock. See "FEDERAL REGULATION--Community Reinvestment Act."

                                THE OFFERING (1)


Common Stock offered by the Company ........      Maximum  Offering:   1,700,000
                                                  shares.    Minimum   Offering:
                                                  700,000 shares.

Common Stock outstanding prior to
the offering ...............................      548,344 shares.


Common Stock to be outstanding after
the offering ...............................      2,248,344   shares,   if   the
                                                  Maximum  Offering is attained.
                                                  See  "Description  of  Capital
                                                  Stock."

Use of Proceeds ............................      To   make    investments    in
                                                  accordance  with the Company's
                                                  investment     policies    and
                                                  objectives.    See   "Use   of
                                                  Proceeds."


Offering Termination .......................      The offering will terminate on
                                                  April 30, 1996,  provided that
                                                  the  Company  and  the  Dealer
                                                  Manager  may  agree to  extend
                                                  the  offering  up to  May  10,
                                                  1996.     See     "Plan     of
                                                  Distribution."

Distributions ..............................      The    Company    intends   to
                                                  distribute to its stockholders
                                                  at  least  90% of  its  annual
                                                  investment   company   taxable
                                                  income (net investment  income
                                                  from  interest  and  dividends
                                                  and  net  short-term   capital
                                                  gains).        See        "Tax
                                                  Considerations."


Previous Trading History ...................      None.

Dealer Manager .............................      RAS Securities Corp.

Risk Factors ...............................      The securities  offered hereby
                                                  involve a high  degree of risk
                                                  and should not be purchased by
                                                  investors  who  cannot  afford
                                                  the  loss  of   their   entire
                                                  investment.  Such risk factors
                                                  include,     among     others,
                                                  limitations     on     taxicab
                                                  medallion   financings,    SBA
                                                  industry review, SBA financing
                                                  not     assured,      possible
                                                  prepayment    by    borrowers,
                                                  uncertain     market,     loan
                                                  foreclosures, concentration of
                                                  the    Company's    loans   to
                                                  borrowers in a single industry
                                                  and geographic area,  reliance
                                                  on  management,  conflicts  of
                                                  interest     and    lack    of
                                                  correlation  between net asset
                                                  value,  public  offering price
                                                  and   market   price   of  the
                                                  Company's     Common    Stock.
                                                  Purchasers  of the  securities
                                                  offered hereby will experience
                                                  immediate dilution.  See "RISK
                                                  FACTORS" and "DILUTION."

Proposed Nasdaq SmallCap Market Symbol .....      FSVC.

Proposed Boston Stock Exchange Symbol ......      FSV.


----------
(1) See "PLAN OF DISTRIBUTION."

                          SUMMARY FINANCIAL INFORMATION


                                                                           Fiscal Year Ended May 31,
                                                                                  (audited)
                                                             -----------------------------------------------------
Statement of Operations Data:                                1991        1992       1993           1994       1995
-----------------------------                                ----        ----       ----           ----       ----
Total revenue ....................................      $1,250,221   $1,094,244   $1,101,091   $1,043,071   $1,005,284
                                                        ----------   ----------   ----------   ----------   ----------

Interest expense .................................         486,516      437,831      326,841      315,213      322,806
Other expense ....................................         354,881      341,354      328,789      357,997      339,327
                                                        ----------   ----------   ----------   ----------   ----------

Total expense ....................................         841,397      779,185      655,630      673,210      662,133
                                                        ----------   ----------   ----------   ----------   ----------

Investment income before
     taxes and loan loss reserve .................         408,824      315,059      445,461      369,861      343,151
Unrealized depreciation
     and write off in value of
     investment (1) ..............................          48,861      124,687       86,456       78,161        2,399

Provision for income taxes
     (State and Federal) (2) .....................           1,721        1,079          729          985        1,836
                                                        ----------   ----------   ----------   ----------   ----------
Net Income .......................................         358,242      189,293      358,276      290,715      338,916
Dividends on preferred stock
     to SBA paid or
     restricted (3) ..............................          45,600       22,800       26,000       26,000       45,092
                                                        ----------   ----------   ----------   ----------   ----------

Net income available to
     Common Stock ................................      $  312,642   $  166,493   $  332,276   $  264,715   $  293,824
                                                        ==========   ==========   ==========   ==========   ==========

Earnings per share of Common
     Stock (after payment of
     preferred stock dividend) (4) ...............            $.79         $.39         $.61         $.48         $.54
                                                              ====         ====         ====         ====         ====
Dividends paid per share of
     Common Stock (4)(5)(6) ......................            $.78         $.35         $.60         $.48         $.54
                                                              ====         ====         ====         ====         ====

Dividends paid (6) ...............................      $  307,320   $  151,211   $  329,005   $  263,206   $  296,108
                                                        ==========   ==========   ==========   ==========   ==========

Weighted average shares of
     Common Stock
     outstanding (4)(7) ..........................         394,000      428,866      548,344      548,344      548,344
                                                        ==========   ==========   ==========   ==========   ==========


                                                              Six Months Ended
                                                                November 30,
                                                                 (unaudited)
                                                             ------------------
                                                             1994         1995
                                                             ----         ----
Total revenue ....................................         $509,515     $504,361
                                                           --------     --------

Interest expense .................................          156,479      159,411
Other expense ....................................          173,223      164,967
                                                           --------     --------

Total expense ....................................          329,702      324,378
                                                           --------     --------

Investment income before
     taxes and loan loss reserve .................          179,813      179,983
Unrealized depreciation
     and write off in value of
     investment (1) ..............................           11,880         --

Provision for income taxes
     (State and Federal) (2) .....................            1,743        1,433
                                                           --------     --------
Net Income .......................................          166,190      178,550
Dividends on preferred stock
     to SBA paid or
     restricted (3) ..............................           13,000       14,100
                                                           --------     --------

Net income available to
     Common Stock ................................         $153,190     $164,450
                                                           ========     ========

Earnings per share of Common
     Stock (after payment of
     preferred stock dividend) (4) ...............             $.28         $.30
                                                               ====         ====
Dividends paid per share of
     Common Stock (4)(5)(6) ......................             $.24         $.18
                                                               ====         ====

Dividends paid (6) ...............................         $131,603     $197,404
                                                           ========     ========

Weighted average shares of
     Common Stock
     outstanding (4)(7) ..........................          548,344      548,344
                                                           ========     ========





----------
(1) See Statements of Operations for information on annual provisions for loan loss reserves under the caption "Unrealized Depreciation in Value of Investments."
(2) The Company, since the fiscal year ended May 31, 1988, has elected and qualified to be taxed as a regulated investment company, and therefore, substantially all taxable income has been distributed to shareholders. The Company also has elected to be treated as a regulated investment company for the year ending May 31, 1995 and intends to elect to be treated as a regulated investment company for the year ending May 31, 1996. See "TAX CONSIDERATIONS" and Note 2 of Notes to the Financial Statements.
(3) These dividends are calculated on the basis of the number of shares of preferred stock outstanding at the end of each period presented. Restricted preferred stock dividends represent amounts which must be paid to the SBA as dividends on the preferred stock prior to any distribution to the holders of Common Stock. The Company has paid all required 4% Preferred Stock dividends through November 30, 1995. The Company issued an additional 760,000 shares of 4% Preferred Stock in October 1994. In addition, under SBA regulations, the Company may be eligible to issue (i) up to 760,000 additional shares of 4% Preferred Stock based upon its leverageable capital of $2,200,085 as of November 30, 1995, calculated in accordance with SBA regulations, and (ii) up to 4,069,500 shares and 10,504,500 shares of 4% Preferred Stock, respectively, based upon the additional capital to be received from the Minimum and Maximum Offering of net proceeds of $4,069,500 and $10,504,500, respectively. The availability of financing for SSBICs specializing in medallion financing is under review by the SBA. See "RISK FACTORS--SBA Industry Review" and "--SBA Financing Not Assured."
(4) All per share data and information relating to the number of shares of the Company's Common Stock outstanding have been adjusted to give effect to a two for one stock split effected prior to the effective date of the Registration Statement of which this Prospectus is a part.
(5) The amount of dividends paid per share of Common Stock is based on the actual amount of dividends paid to holders of Common Stock, in accordance with Subchapter M of the Code. See "TAX CONSIDERATIONS."
(6) For purposes of calculating the amount required to be distributed pursuant to Subchapter M of the Code, actual bad debt write-offs are calculated in accordance with the requirements of the Code, and as a result may vary from loan loss reserves calculated for financial reporting purposes. However, the cumulative effect of such differences are nominal and amounted to $15,950 or 1.1% of the total dividends distributed for the five years ended May 31, 1995. See "TAX CONSIDERATIONS."
(7) Calculated on the basis of the weighted average number of shares outstanding during each period. The average number of shares has been calculated on a month-end average basis.

                          SUMMARY FINANCIAL INFORMATION


                                                                 Fiscal Year Ended May 31,
                                                                        (audited)
                                 -----------------------------------------------------------------------
Balance Sheet Data:                   1991           1992         1993             1994             1995
-------------------                   ----           ----         ----             ----             ----
Loans ........................   $ 8,740,840    $ 8,021,747    $ 8,173,430     $ 7,907,157    $ 8,313,042
Less:  Reserve for loan losses      (262,225)      (180,000)      (180,000)       (178,159)      (180,558)
                                 -----------    -----------    -----------     -----------    -----------
Loans at fair value ..........     8,478,615      7,841,747      7,993,430       7,728,998      8,132,484
                                 -----------    -----------    -----------     -----------    -----------
Total Assets .................   $ 8,830,179    $ 8,770,323    $ 8,994,147     $ 8,494,271    $ 9,202,386
                                 ===========    ===========    ===========     ===========    ===========
Short-term borrowings ........   $ 2,650,000    $ 1,873,188    $   334,488     $    34,488    $     5,000
                                 -----------    -----------    -----------     -----------    -----------
SBA subordinated debentures ..     3,040,000      3,040,000      4,340,000       4,340,000      4,340,000
                                 -----------    -----------    -----------     -----------    -----------
4% Preferred Stock
  (Redeemable) ...............          --           --            650,000         650,000      1,410,000
                                 -----------    -----------    -----------     -----------    -----------
Total liabilities ............     5,773,699      5,029,414      5,824,630       5,323,245      6,033,644
                                 -----------    -----------    -----------     -----------    -----------

3% Preferred Stock (1) .......     1,520,000      1,520,000           --              --             --
Retained earnings ............        (4,118)        11,164         14,435          15,944         13,660
Restricted capital (2) .......          --             --          954,997         763,998        572,998
Common Stock and additional
  paid-in capital ............     1,540,598      2,209,745      2,200,085       2,391,084      2,582,084
                                 -----------    -----------    -----------     -----------    -----------
Total stockholders' equity ...   $ 3,056,480    $ 3,740,909    $ 3,169,517     $ 3,171,026    $ 3,168,742
                                 ===========    ===========    ===========     ===========    ===========
Shares of Common Stock
  Outstanding (3) ............       394,000        428,866        548,344         548,344        548,344
                                 ===========    ===========    ===========     ===========    ===========

Net assets per share of
  Common Stock (excluding
  Preferred Stock) (4) .......         $3.91          $5.15          $5.75           $5.75          $5.75
                                       =====          =====          =====           =====          =====

                                        Six Months Ended
                                          November 30,
                                           (unaudited)
                                       ------------------
                                       1994          1995
                                       ----          ----
Loans ........................   $ 8,334,442    $ 8,733,862
Less:  Reserve for loan losses      (180,558)      (180,558)
                                 -----------    -----------
Loans at fair value ..........     8,153,884      8,553,304
                                 -----------    -----------
Total Assets .................   $ 9,251,252    $ 9,168,883
                                 ===========    ===========
Short-term borrowings ........   $     5,000    $     5,000
                                 -----------    -----------
SBA subordinated debentures ..     4,340,000      4,360,000
                                 -----------    -----------
4% Preferred Stock
  (Redeemable) ...............     1,410,000      1,410,000
                                 -----------    -----------
Total liabilities ............     6,058,639      5,948,492
                                 -----------    -----------

3% Preferred Stock (1) .......          --             --
Retained earnings ............        37,531         65,307
Restricted capital (2) .......       668,498        477,499
Common Stock and additional
  paid-in capital ............     2,486,584      2,677,585
                                 -----------    -----------
Total stockholders' equity ...   $ 3,192,613    $ 3,220,391
                                 ===========    ===========
Shares of Common Stock
  Outstanding (3) ............       548,344        548,344
                                 ===========    ===========

Net assets per share of
  Common Stock (excluding
  Preferred Stock) (4) .......         $5.75          $5.75
                                       =====          =====




----------
(1) In May 1993, the Company repurchased, at a discount, all 1,520,000 shares of the Company's 3% Preferred Stock from the SBA. Such repurchased shares were subsequently reclassified as 4% Preferred Stock in November 1994. See "BUSINESS--Specialized Small Business Investment Companies."
(2) Represents the unamortized portion of the gain realized from the repurchase, at a discount, of all 1,520,000 shares of the Company's 3% Preferred Stock from the SBA on May 10, 1993. The balance in the restricted capital account as of November 30, 1995 is currently being amortized over the remaining 30 month period and will be realized as additional paid-in capital. In the event of the liquidation of the Company, the SBA would have the right to receive the amount attributed to restricted capital before any distribution to holders of Common Stock. See "BUSINESS--Specialized Small Business Investment Companies."
(3) All per share data and information relating to the number of shares of the Company's Common Stock outstanding have been adjusted to give effect to a two for one stock split effective January 12, 1996.
(4) Computed on the basis of total assets less total liabilities (including the 4% Preferred Stock outstanding). Retained earnings have not been taken into account in such calculation since the Company intends to distribute all such earnings to its current shareholders as dividends prior to the consummation of this offering. Additionally, the entire gain realized on the repurchase of the 3% Preferred Stock is included in the computation of the net assets per share. Such gain is amortized monthly, with the amount of the amortization transferred to additional paid-in capital. In the event of the liquidation of the Company, the SBA would have the right to receive the amount attributed to restricted capital before any distribution to holders of Common Stock. See "BUSINESS--Specialized Small Business Investment Companies."

                                  RISK FACTORS

     The Securities offered hereby involve a high degree of risk, including, but not necessarily limited to, the several factors described below. Prospective investors should carefully consider the following risk factors inherent in the activities of the Company and this offering before making an investment decision.

Limitations on Taxicab Medallion Financings


     As of November 30, 1995, approximately 74% of the aggregate principal amount of the Company's loans represented loans made to finance the purchase or continued ownership of New York City taxicab medallions. The Company, however, is only authorized by its SBA license to allocate up to 50% of its portfolio to taxicab medallion loans. The SBA is aware that the Company has exceeded such level of taxicab medallion loans, but has raised no objection to date. In addition, the Company and the SBA entered into a letter of intent dated December 1, 1992 (the "Letter of Intent"), setting forth the intentions of the SBA and the Company with respect to a proposed agreement that would allow the Company to maintain up to 100% of its loan portfolio in New York City taxicab medallion secured loans. However, there can be no assurance that the Company and the SBA will execute such proposed agreement, or that its terms would conform to the Letter of Intent. If the SBArequired the Company to liquidate a portion of its taxicab medallion loans immediately, it is possible that the Company would incur a loss in such liquidation. Notwithstanding the foregoing, the Company intends to commit funds to other small businesses, particularly small, independent supermarket businesses. No assurances can be given, however, as to the extent or success of such efforts to diversify the Company's portfolio. See "BUSINESS--SBA Letter of Intent."


SBA Industry Review

     The SBA recently conducted a study of the taxicab industry in connection with a review of the SBA's policy with respect to the permissibility of certain loans by SBA licensees to taxicab medallion owners. In connection with its industry study, the SBA, by letter dated November 15, 1994, invited the managements of SSBICs having a significant concentration of investments in the taxicab medallion industry to a meeting that was held in December 1994 in Washington, D.C. with the Associate Administrator/Investment in order to review certain of the SBA's concerns and obtain insights and observations from these SSBICs prior to making any policy determinations with respect to the SBA's future support of SSBIC investment in the taxi medallion industry. The letter identified certain specific concerns the SBA plans to address which were discussed at the meeting. The concerns included (a) whether investor owned taxicab businesses which are managed by third party management companies are eligible for SBA funding under applicable regulation; (b) whether investment in the taxi industry is consistent with the basic purpose of the 1958 Act which is "growth, modernization and expansion of small businesses," in light of the fact that the number of taxicab medallions is fixed and SBA financing has not increased the number of shifts of drivers; (c) whether medallion loans constitute long-term debt as required by applicable SBA regulation; and (d)
whether funding for SSBICs supplants or, as intended, supplements private financing sources. The letter further noted that due to the limited appropriations for fiscal 1995, the SBA must avoid the concentration of funding in any one industry or geographic location. The SBA also indicated that the satisfaction of all the funding requirements of SSBICs specializing in medallion financing could utilize most if not all available SSBIC funding, and a significant portion of SBIC debenture availability. Although the Company's management believes that it can effectively address the concerns raised in the SBA's letter, no assurance can be given as to what policy determinations, if any, will be made by the SBA. Any change in policy in respect of any of the concerns identified in the letter or any other concern which may arise which results in a policy change could adversely affect the Company's continued ability to obtain financing from the SBA and/or make investments in the taxi medallion industry. Any such change would in all likelihood have a material adverse effect on the Company. In light of these circumstances the Company intends to commit funds to other small businesses, particularly small, independent supermarket businesses. No assurances can be given, however, as to the extent or success of such efforts to diversify. See "BUSINESS--Specialized Small Business Investment Companies; Marketing Strategy."

SBA Financing Not Assured

     The Company intends to raise additional funds for investment through the issuance of subordinated debentures and preferred stock to the SBA. See "BUSINESS--Specialized Small Business Investment Companies." The amount of financing the Company is able to obtain from the SBA is based upon the Company's Common Stock and additional paid-in capital, net of organizational expenses ("Leverageable Capital"). The sale of the Common Stock will increase the Company's Leverageable Capital and, in accordance with the 1958 Act, permit the Company to issue additional subordinated debentures to, or guaranteed by, the SBA in the approximate principal amount of $8,139,000 if the Minimum Offering is sold and $21,009,000 if the Maximum Offering is sold, and an additional 4,069,500 shares and 10,504,500 shares of 4% Preferred Stock to the SBA for an aggregate purchase price of $4,069,500 and $10,504,500, respectively, upon the sale of the Minimum Offering and the Maximum Offering. On July 19, 1995, the Company requested that the SBA reserve through July 31, 1996 for issuance to the Company unsubsidized debentures of up to $20,000,000. Subject to the successful completion of this offering, the Company can and intends to apply on one or more occasions for all or substantially all of the unsubsidized debentures up to $20,000,000 to the extent it does not apply for or receive the maximum principal amount of subordinated (subsidized) debentures and preferred stock for which it would be eligible. No assurances can be given, however, as to the amount and timing of any additional financing from the SBA. See "RISK FACTORS--SBA Financing Not Assured" and "--Specialized Small Business Investment Companies." Although the Company has obtained substantial SBA financing benefits in the past, there can be no assurance that the Company will be able to obtain all or any portion of the financing benefits permitted under the 1958 Act. Further, there can be no assurance as to the timing of the receipt of SBA financing.

     The funds available to SSBICs from the SBA are limited and are subject to the SBA's receipt of Congressional appropriations for such purposes. To the Company's knowledge, for the federal fiscal year 1995, October 1, 1994 through September 30, 1995, the SBA received Congressional appropriations of: (i) $5,877,032 to be used in SBA's sole discretion, for new purchases of preferred securities of eligible SSBICs, all of which was committed and utilized and (ii) $26,563,736 to be used, in SBA's sole discretion, for the guarantee of subsidized subordinated debentures issued by eligible SSBICs, all of which was committed and utilized.

     The Clinton Administration's proposed budget for the federal fiscal year 1996, October 1995, through September 30, 1996, requested $15,000,000 for the purchase of preferred securities of eligible SSBICs and $15,000,000 for the guarantee of subsidized subordinated debentures. The SBA's budget and the Clinton Administration's SSBIC funding request is subject to Congressional approval. The pending proposal would reduce or eliminate funds dedicated solely to SSBICs and no assurance can be given as to whether all or any portion of the requested funding will be approved and enacted.

     A funding bill which provided funding for the SBA and several cabinet departments and related agencies, and which did not contain dedicated SSBIC funding, was recently vetoed by President Clinton. That legislation provided $16,410,000 for unsubsidized debenture guarantees (resulting in a program level of $110,000,000). Following the President's veto, the SBA was granted temporary and limited spending authority through March 15, 1996. Proposals to fund SBA operations and SBICs and SSBICs beyond this date, presumably for the remainder of fiscal year 1996, are pending in Congress. There is no assurance when Congress will enact such legislation or that it will include funding dedicated solely to SSBICs.


     Although the Company plans to apply for SBA funding at the earliest practicable date, there can be no assurance that the Company will be able to obtain more funds or funding at the same level as it has been able to obtain in the past. In addition, there can be no assurance that the SBA will extend or roll over existing financing benefits extended to the Company when such obligations mature. An adverse change in the level and/or timing of SBA financing to the Company could materially adversely affect the profitability of the Company. While the Company awaits, after the consummation of this offering, the SBA's response to its prospective application for additional financing based upon the net increase in capital resulting from this offering, it will experience a lower rate of return than it would otherwise experience if such financing were obtainable by the Company immediately upon closing of this offering. See "Leverage." In addition, the Company may, depending upon market conditions, experience some delay between the receipt of any financing from the SBA and the actual investment of such funds. See "CAPITALIZATION" and "BUSINESS--Specialized Small Business Investment Companies."

Leverage

     Subordinated debentures and preferred stock issued to raise funds for investment have a fixed dollar claim on the Company's assets and income prior to that of the Common Stock. Any income earned by the Company by investing the proceeds from the sale of such senior securities which is in excess of the interest or dividends payable with respect to such senior securities will cause the net asset value of the Company's Common Stock and the income per share of Common Stock to increase. Conversely, if income earned by the Company is less than the interest or dividends payable with respect to such senior securities, the net asset value of the Common Stock and the income per share of Common Stock will decline, possibly more sharply than would be the case if there were not fixed senior claims (and the income "deficiency" were borne by the holders of the senior securities as well as the holders of Common Stock). The obtaining of funds through the issuance of subordinated debentures and preferred stock thus enhances profit opportunities, but also increases the risk of losses. This effect is often referred to herein as "leverage." The Company may also obtain leverage in the form of loans from banks and other institutional lenders. See "BUSINESS--Borrowings."

Possible Prepayment By Borrowers

     Loans made by the Company typically allow borrowers to prepay loans, subject to prepayment penalties. A borrower is likely to exercise prepayment rights at a time when its interest rate is greater than prevailing interest rates. If borrowers elect to prepay loans, there can be no assurance that the Company would be able to reinvest such funds at rates equal to those previously obtained. Assuming the Company's costs remain the same, any reduction in interest rates would result in less profits to the Company.

Uncertain Market; Possible Issuance of Additional Medallions


     There can be no assurance that the Company will be able to place loans successfully to the taxi industry upon the terms on which it currently lends. The ability of the Company to place additional loans in the taxi industry (which represented approximately 74% of the Company's loan portfolio at November 30,
1995) may be adversely affected by factors over which the Company may have no control and which may impair the security for the Company's already outstanding loans. These factors may include, among others, economic conditions, including economic conditions affecting the taxicab industry in particular, the market rates of interest in effect from time to time, and availability of financing from competitors of the Company. A bill permitting the City of New York to issue up to 400 additional taxi medallions was signed by the governor of the State of New York on August 8, 1995 and the New York City Council subsequently approved the sale of up to such number of medallions over a three year period. The Taxi and Limousine Commission (the "TLC") is currently in the process of determining the procedure for selling these medallions. If all such medallions were sold over the three year period, this would increase the number of medallions outstanding by 3.4%. In light of these circumstances, the Company intends to pursue loan opportunities for non-taxi small businesses, including but not limited to, small independent supermarket businesses. No assurances can be given, however, that these efforts will be successful. See "BUSINESS--The New York City Taxi Medallion Industry and Market; Marketing Strategy."


Loan Foreclosures


     As of November 30, 1995, the Company's provision for loan losses was $180,558, which provision related solely to non-taxi related loans. Based upon current market conditions and current loan to value ratios, the Company believes that the collateral securing its loans and the Company's provision for loan losses are adequate. There can be no assurance, however, that, in the event of a foreclosure, the Company will be able to recoup all or a portion of a loan. Further, costs associated with foreclosure proceedings may also reduce the Company's recovery. See "BUSINESS--Loan Portfolio; Valuation."


Management has Broad Discretion to Allocate the Use of Proceeds

     The Board of Directors of the Company has broad discretion to allocate all of the proceeds of this offering consistent with the application of such proceeds, as described in this Prospectus and subject to the limitations imposed by the 1958 Act and SBA regulations thereunder, the 1940 Act and the Company's Articles of Incorporation. Accordingly, the Board of Directors will use such discretion in the best interest of the Company. See "USE OF PROCEEDS," "INVESTMENT POLICIES" and "FEDERAL REGULATIONS."

Industry and Geographical Concentration; Loans to Other Industry Groups


     The Company has made, and intends to continue to make loans, albeit in a decreasing percentage, in connection with the financing of the purchase or continued ownership of taxicab medallions, taxicabs and related assets. In addition, almost all of the Company's loans have been made to individuals or entities in the Northeast. There can be no assurance that there will not be a significant economic downturn in the taxi-related industry group or in the Northeast or both. Any such significant economic downturn could have a material adverse effect on the profitability of the Company. The Company intends to pursue loan opportunities for other small businesses, including in particular, small independent supermarket businesses. The Company does not have any experience in lending to such businesses but will enter into arrangements with consultants to such industry. However, there can be no assurances that the Company will be successful in obtaining loans to such group or that its experience with such loans will be comparable to taxi medallion loans. See "BUSINESS."


Competition

     Banks, credit unions, finance companies and Small Business Investment Companies, and other SSBICs compete with the Company in financing small businesses. Many of the Company's competitors have greater resources than those available to the Company. In addition, some of the Company's competitors are subject to different and in some cases less stringent regulation than the Company. As a result, there can be no assurance that the Company can compete successfully in the future. See "BUSINESS--Competition."


Valuation of Loans and Investments; Lack of Ready Market to Value Investment Portfolio

     The Board of Directors has valued the investment portfolio based upon the cost of such investments, less a provision for loan losses. However, because of the inherent uncertainty of the valuation, the estimated values might be significantly higher or lower than values that would exist in a ready market for such loans, which market has not in the past and does not now exist. The provision for loan losses represents a good faith determination by the Board of Directors maintained at a level that, in its judgment, is adequate to absorb losses. See "BUSINESS--Loan Portfolio; Valuation" and Notes 2 and 4 of Notes to the Financial Statements.


Reliance on Management


     The success of the Company will be largely dependent upon the continued efforts of Zindel Zelmanovitch, President of the Company, and Neil Greenbaum, Secretary of the Company. Messrs. Zelmanovitch and Greenbaum have each made a substantial investment in the Common Stock of the Company. See "PRINCIPAL SHAREHOLDERS." The death or incapacity of either of Mr. Zelmanovitch or Mr. Greenbaum could have a material adverse effect on the Company and there can be no assurance that qualified replacements could be found. The Company has obtained "key man" life insurance policies on the lives of Messrs. Zelmanovitch and Greenbaum in the amount of $1,000,000 each. Both Mr. Zelmanovitch and Mr. Greenbaum will enter into employment agreements with the Company immediately prior to the Closing. See "MANAGEMENT."


Conflicts of Interest

     Mr. Zelmanovitch is also an officer, director and principal shareholder of East Coast Venture Capital, Inc. ("East Coast"), an SSBIC. East Coast is also in the business of financing small businesses, including but not limited to, providing loans for the purchase or continued ownership of taxicab medallions. In addition, Mr. Zelmanovitch manages a pension plan which makes limited investments to finance taxi medallions. Any conflicts of interest that arise with respect to the foregoing will be resolved in accordance with the Company's Code of Ethics. Conflicts also may arise as to the allocation of Mr. Zelmanovitch's time. The Company's Board of Directors believes Mr. Zelmanovitch has and will continue to be able to allocate such time as is reasonably necessary for the Company's operations.

     Mr. Greenbaum is also an officer of Pearland Transfer Corp., a licensed medallion broker, Pearland Brokerage Inc., an insurance brokerage company, and Hereford Insurance Company. Mr. Greenbaum is also President of two taxi management companies. Conflicts may arise as to the allocation of Mr. Greenbaum's time. The Company's Board of Directors believes Mr. Greenbaum has and will continue to be able to allocate such time as is reasonably necessary for the Company's operations. See also "CERTAIN TRANSACTIONS." In addition, Mr. Greenbaum manages two pension plans which make limited investments to finance taxi medallions. Any conflicts of interest that arise with respect to such investments will be resolved in accordance with the Company's Code of Ethics.

Shares Eligible for Future Sale


     Sales of substantial amounts of the Common Stock following this offering could adversely affect the market price of the Common Stock. Of the 548,344 shares that currently are issued and outstanding, 411,084 shares are owned by officers, directors and persons owning at least two percent of the outstanding shares after giving effect to the sale of shares offered hereby. Such shares are subject to lock-up agreements with the Dealer Manager which prohibit their sale for a period ending May 2, 1997. Thereafter, 96,586 of such shares may be sold without restriction at any time and 314,498 of such shares may be sold subject to certain volume limitations under Rule 144 promulgated under the Securities Act. See "DESCRIPTION OF CAPITAL STOCK AND LONG-TERM DEBT--Shares Eligible for Future Sale."


Lack of Correlation Between Net Asset Value, Public Offering Price and Market Price

     Closed-end funds such as the Company frequently trade in the secondary market at a price below net asset value and/or the public offering price. Therefore, it is possible that the market value of the Common Stock (if a public market ever develops) will bear little or no relation to the market or net asset value of the Company's underlying portfolio assets or the resulting net asset value per share. No assurance of the development of any significant market for the Common Stock can be given, at any price. As a result, it may be possible for a holder of shares of Common Stock to reap a gain or suffer a loss in the market value of his shares of Common Stock that bears little or no relation to any gains or losses in the market or net asset value of the underlying securities in the Company's portfolio. In addition, the public offering price of the shares offered hereby was arbitrarily determined in negotiations between the Company and the Underwriter. There can be no assurance that the public offering price will correspond to the price at which the Common Stock will trade in the public market subsequent to the offering. If the shares of Common Stock offered hereby trade at a price below the net asset value and/or the public offering price, purchasers of shares in this offering who wish to sell their shares immediately may not be able to do so without sustaining a loss.

No Present Market for Common Stock

     There is no public market for the shares of Common Stock offered hereby and no assurance can be given that a public market will develop following completion of this offering, or if it develops, that it will be sustained. Although the Company intends to list the shares of Common Stock offered hereby on NASDAQ and on the Boston Stock Exchange no assurances can be given that such listings will result in a market for the shares.

Best Efforts Offering; Escrow of Investor Funds


     The Company is offering a minimum of 700,000 shares of its Common Stock and a maximum of 1,700,000 shares of Common Stock at a per share offering price of $7.15 on a "best efforts" basis. Pending the sale of at least 700,000 shares and up to 1,700,000 shares, all proceeds will be held in escrow until the Closing. If at least 700,000 shares are not sold on or before April 30, 1996 (which may be extended an additional ten (10) days by mutual agreement of the Company and the Dealer Manager), all monies received will be refunded to subscribers in full. There will be one closing at which time it is anticipated the Common Stock will be listed on the Nasdaq SmallCap Market under the symbol "FSVC" and on the Boston Stock Exchange under the symbol "FSV". See "PLAN OF DISTRIBUTION."


Dilution


     Purchasers of the Common Stock offered hereby will experience immediate and substantial dilution of $1.36 per share or 19% if the Minimum Offering is sold and $1.07 per share or 15% if the Maximum Offering is sold (such calculation gives effect to the Company's restricted capital account) from the public offering price per share. See "DILUTION."


                                 USE OF PROCEEDS


     The net proceeds to the Company, after deducting the Dealer Manager's commissions and non-accountable expense allowance and other expenses of this offering, will be approximately $4,069,500 if the Minimum Offering is sold and $10,504,500 if the Maximum Offering is sold.

     The proceeds of this offering will be used to make additional taxi medallion secured loans and a portion of the proceeds may be used to make loans to other small business concerns, particularly to small independent supermarket businesses. To date, the Company has not made any loans to such industry, but entered into commitments to make loans to two owners of supermarkets in the aggregate amount of $1,700,000. The Company also may make equity investments in small concerns, if determined by the Board of Directors to be in the Company's best interests.

     The sale of the Common Stock also will increase the Company's Leverageable Capital and permit the Company, under current SBA regulations, based upon approximate net proceeds of $4,069,500 if the Minimum Offering is sold and $10,504,500 if the Maximum Offering is sold, to issue additional subordinated debentures to, or guaranteed by, the SBA in the approximate principal amount of $8,139,000 and $21,009,000, respectively, and an additional 4,069,500 shares and 10,504,500 shares of 4% Preferred Stock to the SBA for an aggregate purchase price of $4,069,500 and $10,504,500, respectively. On July 19, 1995 the Company requested that the SBA reserve through July 31, 1996 for issuance to the Company unsubsidized debentures up to $20,000,000. Subject to the successful completion of this offering, the Company can and intends to apply on one or more occasions for all or substantially all of the unsubsidized debentures up to $20,000,000 to the extent it does not apply for or receive the maximum principal amount of subordinated (subsidized) debentures and preferred stock for which it would be eligible. While the Company believes it will be eligible for such SBA financing following the completion of this offering, there can be no assurances as to the amount and timing of the receipt of such financing. The availability of financing for SSBICs specializing in medallion financing is under review by the SBA and may not be approved by Congress. See "RISK FACTORS--SBA Industry

Review" and "--SBA Financing Not Assured." Any proceeds from the issuance of subordinated debentures and 4% Preferred Stock will be invested for the same purposes as the proceeds of this offering.

      Pending use of the net proceeds, such proceeds will be invested in direct obligations of the United States and/or certificates of deposit and deposit accounts, to the extent permitted by SBA regulations. The Company will not invest in interest only or principal only securities. In all cases it is expected that such investments will have maturities of 120 days or less. The Company does not presently intend to invest any of its funds in such investments for a period in excess of 120 days from their receipt by the Company. If suitable investments cannot be made prior to the expiration of such 120 day period, the Company will continue to make similar short-term investments until it finds suitable investments or loan opportunities. The Company will invest substantially all the proceeds of the offering in loans or other suitable investments within 180 days.

                                 CAPITALIZATION


      The following table sets forth the capitalization of the Company as of November 30, 1995 and as adjusted to give effect to the sale of 700,000 and 1,700,000 shares of Common Stock, respectively.



                                                                                       At November 30,1995
                                                                         -----------------------------------------------
                                                                         Actual             Minimum              Maximum
                                                                         ------             -------              -------

Long Term Debt--SBA Subordinated Debentures (1)(2) ..........         $ 4,360,000         $ 4,360,000(3)      $ 4,360,000(3)
4% Preferred Stock, $1.00 par value; 10,000,000 shares
    authorized; 1,410,000  issued and outstanding,
    respectively (2)(4) .....................................         $ 1,410,000         $ 1,410,000(5)      $ 1,410,000(5)
Short Term Debt (6) .........................................         $     5,000         $     5,000         $     5,000
Common Stock, $.01 par value;  3,000,000 shares authorized;
    548,344, 1,248,344 and 2,248,344 shares issued and
    outstanding, respectively (7) ...........................         $     5,483         $    12,483         $    22,483
Additional paid-in capital (7)(8) ...........................         $ 2,672,102         $ 6,734,602         $13,159,602
Restricted capital (9) ......................................         $   477,499         $   477,499         $   477,499
TOTAL CAPITALIZATION (10) ...................................         $ 3,155,084         $ 7,224,584         $13,659,584
Net assets per share of Common Stock (7)(10) ................         $      5.75         $      5.79         $      6.08



(1) The interest rate on SBA subordinated debentures is determined by statute and depends upon factors existing at the time of issuance.




  Principal Amount
 Outstanding as of
  November 30, 1995               Date of Maturity            Interest Rate
  -----------------               ----------------            -------------
$  500,000* ...................        12/5/95                  11.125
   120,000 ....................        5/14/96                   7.375
   120,000 ....................        5/14/96                   7.375
    75,000 ....................        2/6/97                    7.125
    75,000 ....................        2/6/97                    7.125
    75,000 ....................        9/17/97                   8.625
    75,000 ....................        9/17/97                   8.625
   750,000 ....................        6/9/99                    9.000
   750,000 ....................        9/22/99                   8.000
 1,300,000 ....................        12/1/02                   4.510**
   520,000* ...................        6/1/05                    6.69%
----------
$4,360,000
==========


----------


* The Company refinanced the debenture due December 5, 1995 with a debenture in the principal amount of $520,000 due December 1, 2005 and bearing interest at the rate of 6.54% per annum. The Company will apply to the SBA for the refinancing of the debentures due May 14, 1996. See "RISK FACTORS--SBA Financing Not Assured" and Note 16 of Notes to Financial Statements.

**  Interest rate increases to 7.510% in December 1997.



                                          (Footnotes continue on following page)

(2) The table as adjusted does not give effect to the potential sale of subordinated debentures or 4% Preferred Stock to the SBA. There can be no assurance, however, as to the amount, if any, of subordinated debentures or as to the number of shares of 4% Preferred Stock which the SBA will actually purchase. See "RISK FACTORS--SBA Financing Not Assured."
(3) Upon completion of the offering, based upon approximate net proceeds to the Company of $4,069,500 if the Minimum Offering is sold and $10,504,500 if the Maximum Offering is sold, under current SBA regulations, the Company would be eligible to issue an additional $8,139,000 and $21,009,000, respectively, of subsidized subordinated debentures. The availability of financing for SSBICs specializing in medallion financing is under review by the SBA. See "RISK FACTORS--SBA Industry Review" and "--SBA Financing Not Assured."
(4) The Company filed on January 12, 1996 an amendment to its certificate of incorporation authorizing an additional 5,000,000 shares of 4% Preferred Stock. As of November 30, 1995, the Company had 5,000,000 shares of 4% Preferred Stock authorized. Shares of 4% Preferred Stock are required to be redeemed by the Company after 15 years. Of the shares of 4% Preferred Stock currently outstanding, 650,000 shares must be redeemed in July 2007 and 760,000 shares must be redeemed in October 2009.
(5) Based upon the Company's Leverageable Capital on November 30, 1995 the Company was eligible to sell up to an additional 760,000 shares of 4% Preferred Stock to the SBA for $760,000. In addition, upon completion of the offering, based upon approximate net proceeds to the Company of $4,069,500 if the Minimum Offering is sold and $10,504,500 if the Maximum Offering is sold, under current SBA regulations, the Company would be eligible to sell to the SBA an additional 4,069,500 shares and 10,504,500 shares, respectively, of its 4% Preferred Stock for $4,069,500 and $10,504,500 respectively. See "RISK FACTORS--SBA Industry Review" and "SBA Financing Not Assured."
(6) As of November 30, 1995, the Company maintained a $1,100,000 line of credit which the Company did not renew. See "BUSINESS--Borrowings."
(7) All per share data and information relating to the number of shares of the Company's Common Stock outstanding have been adjusted to give effect to a two for one stock split effective January 12, 1996. The Company filed on January 12, 1996 an amendment to its certificate of incorporation authorizing an additional 2,000,000 shares of Common Stock. As of November 30, 1995 the Company had 1,000,000 shares of Common Stock authorized.
(8) Includes the amortized portion of the restricted capital realized from the gain on the repurchase of the Company's 3% Preferred Stock from the SBA, $477,499 through November 30, 1995. Such amount was realized in equal increments as additional paid-in capital over a period of 30 months from the repurchase date, May 10, 1993. Such gain, however, may not be used to obtain SBA leverage. See "BUSINESS--Specialized Small Business Investment Companies."
(9) Represents the unamortized portion of the gain realized from the repurchase, at a discount, of all 1, 520,000 shares of the Company's 3% Preferred Stock from the SBA on May 10, 1993. In the event of the liquidation of the Company, the SBA would have the right to receive the amount attributed to restricted capital before any distribution to holders of Common Stock. The balance of $477,499 will be amortized on a straight line basis and included as additional paid-in capital over the remaining 30 month period. See "BUSINESS--Specialized Small Business Investment Companies."
(10) Computed on the basis of total assets less total liabilities and 4% Preferred Stock outstanding.


                                 DIVIDEND POLICY

    The Company will endeavor to qualify annually for treatment as a regulated investment company under Subchapter M of the Code. Pursuant to the requirements of the Code, the Company intends to distribute not less than 90% of its investment company taxable income to its shareholders so as to maintain its status as a regulated investment company. The Company has declared and paid dividends on its Common Stock since fiscal 1988. The Company intends to declare and pay at least semi-annual dividends in the future to the extent funds are available for distribution. See "TAX CONSIDERATIONS."


    The Company's dividend policy effectively precludes it from expanding its business through retained earnings. The Company intends to distribute all undistributed net income through the date immediately preceding the consummation of the Minimum Offering to shareholders of record as of such date.

                                    DILUTION


    As of November 30, 1995, the net assets of the Company were $3,155,084 or $5.75 per share of Common Stock. The Company's net assets are the total assets of the Company less all liabilities and the liquidation value of the outstanding 4% Preferred Stock. Retained earnings of $65,307 as of November 30, 1995 are excluded from the net assets since the Company intends to distribute such earnings to its current shareholders prior to consummation of this offering. The entire gain realized on the repurchase of the 3% Preferred Stock is included in the computation of the net assets. Such gain is amortized monthly, with the amount of the amortization transferred to additional paid-in capital. In the event of the liquidation of the Company, the SBA would have the right to receive the amount attributed to restricted capital before any distribution to holders of Common Stock. See "BUSINESS--Specialized Small Business Investment Companies." Net asset value per share of Common Stock is net assets divided by the number of shares of Common Stock outstanding as of the relevant date. After effect is given to the sale of 700,000 shares if the Minimum Offering is sold and 1,700,000 shares of Common Stock if the Maximum Offering is sold, the pro forma net assets and net asset value per share of the outstanding Common Stock at November 30, 1995 would be $7,224,584 or $5.79 per share and $13,695,584 or
$6.08 per share, respectively. This result would constitute an immediate dilution of $1.36 and $1.07 per share to new investors from the public offering price. Dilution per share represents the difference between the public offering price and the pro forma net asset value per share after this offering.


    The following table illustrates the per share dilution to be incurred by new investors from the public offering price:


                                                             Minimum    Maximum
                                                            Offering   Offering
                                                            --------   --------
Public offering price per share (1) ........................ $ 7.15    $ 7.15
  Net asset value per share before offering ................   5.75      5.75
  Change attributable to sale of shares to new investors ...    .04       .33
Pro forma net asset value per share to new investors (2) ...   5.79      6.08
Dilution in net asset value per share to new investors (2) .   1.36      1.07

(1) Before deduction of commissions and estimated offering expenses payable by the Company, estimated to be $935,500 if the Minimum Offering is sold and $1,650,500 if the Maximum Offering is sold.


(2) After deduction of commissions and estimated offering expenses payable by the Company.


    The following table sets forth, as of November 30, 1995, the number of shares of Common Stock held, the total consideration paid (without giving effect to commissions and offering expenses) and the average price per share paid by existing shareholders and the new investors:




                           Shares Purchased        Cash Consideration Paid
                           ----------------        -----------------------
                                                                     Average
                                                                      Price
                          Number    Percent     Amount    Percent   Per Share
                          ------    -------     ------    -------   ---------
Minimum Offering:

Existing Shareholders   $  548,344   43.9%   $ 2,297,276    31.5%     $4.19
New Investors .......      700,000   56.1      5,005,000    68.5      $7.15
                        ----------   ----    -----------    ----
                         1,248,344    100%   $ 7,302,276    100%
                        ==========   ====    ===========    ====
Maximum Offering:

Existing Shareholders      548,344   24.4%   $ 2,297,276    15.9%     $4.19
New Investors .......    1,700,000   75.6     12,155,000    84.1      $7.15
                        ----------   ----    -----------    ----
                         2,248,344    100%   $14,452,276    100%
                        ==========   ====    ===========    ====

                                        BUSINESS

    Freshstart Venture Capital Corp. was organized as a New York corporation on March 4, 1982 in order to engage primarily in the business of financing taxicab medallions, taxicabs and related assets as an SSBIC licensed by the SBA. The Company currently maintains offices at 313 West 53rd Street, New York, New York 10019 (telephone: (212) 265-2249). The Company is a diversified, closed-end investment company registered under the 1940 Act.

General


    The Company's Loans--The Company obtained a license to operate as an SSBIC from the SBA on February 23, 1983. As an SSBIC, the Company's primary business has been, and is expected to continue to be, to provide long-term loans at commercially competitive rates of interest to persons defined by SBA regulations as socially or economically disadvantaged persons (or entities which are at least 50% owned by persons so defined), in connection with the financing of diversified businesses. Under current SBA regulations the maximum rate of interest which the Company may charge on loans may not exceed the higher of either the Company's weighted average cost of qualified borrowings, as determined pursuant to SBA regulations without regard to subsidized interest rates, or the current debenture rate, plus, in either case, seven percentage points, rounded off to the next lower eighth of one percent; provided, however, that if the current debenture rate is 8% per annum or lower, the Company is permitted to charge up to 15% per annum. The maximum rate of interest per annum allowed to be charged by the Company to its borrowers for loans originated during January 1996 was 19% for a loan and 14% for a debt security. The new regulations now allow an SBIC to use its own weighted average cost of borrowing as the basis for determining the maximum rate that it may charge for loans or debt securities. However, the ability of the Company to charge such a rate is limited by competition. The rates of interest on taxicab medallion loans (in which 74% of the Company's portfolio is concentrated) ranged from 9% to 15.5% at November 30, 1995. See "Loan Portfolio; Valuation."

    A substantial portion of the Company's loans have been made in the past to purchasers or owners of New York City taxicab medallions. Since the Company commenced operations, it has made in excess of 509 loans, aggregating approximately $22,699,250, to New York City taxicab medallion owners. As an investment company registered under the 1940 Act, the Company is required to adopt certain fundamental investment policies. Such policies, once adopted, may only be changed by the shareholders of the Company. See "INVESTMENT POLICIES." The Company's investment policy with respect to the concentration of investments previously permitted the Company to invest up to 50% of its loan portfolio for the purpose of financing the purchase or continued ownership of taxicab medallions, taxicabs and related assets. After the 50% limitation was inadvertently exceeded by the Company without shareholder approval, the Company's shareholders amended such investment policy. Pursuant to the Company's present investment policy with respect to the concentration of investments (i) the Company must make at least 25% of its investments for financing the purchase or continued ownership of taxicab medallions, taxicabs and related assets and
(ii) the Company may not concentrate 25% or more of its total assets in securities of issuers in any other industry group. As of November 30, 1995, approximately 74% of the aggregate principal amount of its outstanding loans, $6,464,901 of an aggregate of $8,733,862 represented loans made to finance the purchase or continued ownership of New York City taxicab medallions. The balance, $2,268,961 (26%), consisted of loans to various commercial borrowers. See "Loan Portfolio; Valuation." While the Company is authorized by its license to allocate up to 50% of its portfolio to taxicab medallion loans, the SBA has to date permitted the Company to operate in excess of this limitation. No assurance can be given that the SBA will continue to allow the Company to allocate in excess of 50% of its loan portfolio to taxicab medallion loans. See "RISK FACTORS--Limitations on Taxicab Medallion Financings."

    In 1994, the SBA conducted a study of the taxi industry in order to review its policies with respect to the permissibility of certain loans by SBA licensees to taxicab medallion owners. The results of such study have been released, but the decision by the SBA as to what policy changes, if any, will be adopted cannot be determined. See "RISK FACTORS--Limitations on Taxicab Medallion Financings."


    Although the Company currently anticipates that it will continue to make loans to purchasers or owners of New York City taxicab medallions, it intends to allocate an increasing portion of its assets to the making of loans to a variety of small businesses, subject to any limitations imposed by SBA regulations or the 1940 Act, including in particular, to small, independent supermarket businesses. See "Marketing Strategy."

    Loans made by the Company are subject to certain restrictions imposed by the SBA as to interest rates (as described above) and term (currently, no more than 20 years). Generally, such loans have been made to finance taxicab medallions (or to refinance prior medallion-related loans), are secured by the medallions, taxicabs, and other related assets and are personally guaranteed by the owners of the company owning the taxicab. The Company may also, in its discretion, make loans to radio car owners. The Company will only make loans to borrowers who meet the standards required to operate these vehicles by the New York City Taxi and Limousine Commission ("TLC"). In addition, the Company's loan documentation provides that its liens on the collateral furnished by its borrowers must be enforceable in the event of a default by such borrowers. The Company may revise the nature of its loan portfolio at such time as its Board of Directors determines, in its sole discretion, that such revision is in the best interest of the Company in light of then existing business and financial conditions. However, no such revision is currently contemplated by the Board or Directors. The Company will not lend to, or otherwise invest more than, the lesser of (i) 10% of its total assets, or (ii) 30% of its paid-in capital attributable to its Common Stock, in any one small business concern. The Company has not made, and is prohibited by applicable SBA regulations from making, loans to officers or directors of the Company or to any person owning or controlling, directly or indirectly 10% or more of the Company's Common Stock.

    Pending use of the net proceeds, such proceeds will be invested in direct obligations of, or obligations guaranteed as to principal and interest by, the United States and/or certificates of deposit and deposit accounts, to the extent permitted by SBA regulations. In all cases it is expected that such investments will have maturities of 120 days or less. The Company does not presently intend to invest any of its funds in such investments for a period in excess of 120 days from their receipt by the Company. If suitable investments cannot be made prior to the expiration of such 120 day period, the Company will continue to make similar short-term investments until it finds suitable investments or loan opportunities.


     Borrowings--The Company is authorized by its certificate of incorporation to issue shares of preferred stock and subordinate debentures to the SBA pursuant to the 1958 Act. The Company may also borrow money and issue promissory notes and other obligations, subject to SBA regulatory limitations. In addition to the subordinated debentures issued to, or guaranteed by, the SBA, the Company has, from time to time, borrowed funds from banks.



    Scope of Business Activities--The Company has not purchased, and does not intend to purchase, commodities or commodity contracts and it has not engaged, nor does it intend to engage, in the business of underwriting the securities of other issuers. In addition, the Company does not intend to purchase a controlling interest in any small business except as may be necessary in the event of a foreclosure on the security for a particular loan. The Company does not intend to engage in the purchase or sale of real estate or in investments in the securities of other investment companies.

    Although the Company's certificate of incorporation authorizes equity investment in small business concerns, the Company has not to date made any equity investments in any taxicab or other small concern. However, the Company may make such equity investments if determined by its Board of Directors to be in the best interests of the Company.

    The Company currently has no intention of performing advisory services for other businesses, although it reserves the right to do so in the future should the Company's Board of Directors deem it to be in the Company's best interests.

Specialized Small Business Investment Companies

    General. As an SSBIC, the Company is eligible to receive certain financing from the SBA on favorable terms, and the Company and its shareholders are entitled to certain tax benefits, both described below. The SBA has a certain amount of discretion in determining the type and amount of financing that will be made available to an SSBIC. Therefore, there can be no assurance as to the nature, amount or timing of SBA financing that may actually be obtained by the Company. See "RISK FACTORS--SBA Financing Not Assured." Furthermore, there are certain restrictions and requirements to which the Company is subject by virtue of its being an SSBIC. See "FEDERAL REGULATION--Regulation under the Small Business Investment Act of 1958."

     Background. Small Business Investment Companies ("SBICs") were created under the 1958 Act as a vehicle for providing equity capital, long-term loan funds and management assistance to small businesses. In general, the

SBA considers a business to be "small," and therefore eligible to receive loans from an SBIC, only if (i) its net worth does not exceed $18,000,000 and if the average of its net annual income after taxes for the preceding two years was not more than $6,000,000 or (ii) it meets the size standard for the industry in which it is primarily engaged, pursuant to SBA regulations. In addition, SBICs are required to allocate a portion of their portfolio to the financing of any concern that (i) together with its affiliate does not have net worth in excess of $6 million and does not have an average net income after taxes for the preceding two years in excess of $2 million or (ii) meets the size standard for the industry in which it is primarily engaged. SBICs are licensed, regulated and sometimes financed in part by the SBA. SSBICs are SBICs which specialize in providing equity funds, long-term loans and management to individuals, or to small business concerns at least 50% owned and managed by individuals from groups in the United States that are socially or economically disadvantaged, including Blacks, Indians, Eskimos, persons of Mexican, Puerto Rican, Cuban, Filipino or Asian extraction, Vietnam War era veterans, and other groups which fall within SBA guidelines relating to socially or economically disadvantaged persons.

     Benefits. The principal benefits to the Company as a result of its being licensed as an SSBIC are as follows:

    1. The SBA is authorized to purchase shares of non-voting preferred stock from an SSBIC for cash up to an amount equal to the SSBIC's aggregate common stock and additional paid-in capital net of organizational expenses, excluding any amounts paid by the SBA (the "Leverageable Capital"). Prior to November 1989, such shares of preferred stock had a 3% annual cumulative dividend. As currently required by statute, all new preferred stock issued by an SSBIC is required to have a 4% annual cumulative dividend and must be redeemed by the SSBIC within 15 years from the date of any such issuance. The 4% dividend may be accumulated and need not be paid to the SBA on an annual or other periodic basis, so long as cumulative dividends are paid to the SBA before any other payments are made to investors. The SBA is authorized to purchase preferred stock in excess of the SSBIC's Leverageable Capital (up to 200% of Leverageable Capital) to the extent such excess amount does not exceed the amount of the SSBIC's funds invested in certain qualified investments. Such qualified investments include investments in disadvantaged concerns represented by stock of any class (including preferred stock) or limited partnership interests, or shares of any eligible syndicate, business trust, joint stock company or association, mutual corporation, cooperative or other joint venture for profit; or unsecured debt instruments which are subordinated by their terms to all other borrowings of the issuer and which, after consideration of all of the terms, conditions and documentation of such instruments, are determined by an SSBIC's Board of Directors to have in excess of 50% of the anticipated return on such financing represented by the potential for equity appreciation.


     The Company and the SBA entered into a repurchase agreement, dated May 10, 1993 (the "Repurchase Agreement"). Pursuant to the Repurchase Agreement, the Company repurchased all 1,520,000 shares of its 3% Preferred Stock from the SBA for a purchase price of $.36225679 per share, or an aggregate of $550,630. The repurchase price was at a substantial discount to the original sale price of the 3% Preferred Stock which was sold to the SBA at par value or $1.00 per share. As a condition to the repurchase, the Company granted the SBA a liquidating interest in a newly created restricted capital surplus account (the "Restricted Surplus Account"). The Restricted Surplus Account is equal to the amount of the repurchase discount. The initial value of the liquidating interest was $969,370, the amount of the repurchase discount on the date of repurchase, and is being amortized over a 60 month period on a straight-line basis. As of November 30, 1995, the liquidating interest was $477,499. Should the Company be in default under the Repurchase Agreement, at any time, the liquidating interest will become fixed at the level immediately preceding the event of default and will not decline further until such time as the default is cured or waived. The liquidating interest will expire on the later of (i) 60 months from the date of the Repurchase Agreement, or (ii) if an event of default has occurred and such default has been cured or waived, such later date on which the liquidating interest is fully amortized. Should the Company voluntarily or involuntarily liquidate prior to the expiration of the liquidating interest, any assets which are available, after the payment of all debts of the Company, shall be distributed first to the SBA until the amount of the then remaining liquidating interest has been distributed to the SBA. Such payment, if any, would be prior in right to any payments made to the Company's shareholders. For financial reporting purposes, the Company's balance sheet shows a restricted capital account equal to the value of the SBA's liquidating interest, less $14,373 of expenses incurred in connection with the repurchase. As the liquidating interest declines, the restricted capital account is reduced and additional paid-in capital is increased. The amount of the gain from the repurchase of the 3% Preferred Stock may not be used for obtaining SBA leverage.


    The Company issued 650,000 shares of its 4% Preferred Stock to the SBA, for an aggregate purchase price of $650,000 in July 1992 and an additional 760,000 shares of 4% Preferred Stock, for an aggregate purchase price of

$760,000 in October 1994. Based upon the Company's Leverageable Capital of $2,200,085 as of November 30, 1995, the Company was eligible to sell to the SBA an additional 760,000 shares of 4% Preferred Stock, for an aggregate of $760,000. As a result of this offering, assuming approximate net proceeds to the Company of $4,069,500 if the Minimum Offering is sold and $10,504,500, if the Maximum Offering is sold, the SBA would be permitted under its current regulations to purchase up to an additional 4,069,500 shares and 10,504,500 shares, respectively, of the Company's 4% Preferred Stock, for an aggregate of $4,069,500 and $10,504,500 respectively. Following the completion of this offering, the Company will seek to have the SBA purchase additional shares of 4% Preferred Stock up to the maximum amount and extent permitted by applicable SBA regulations, although there can be no assurance as to when and/or if such preferred stock will be purchased by the SBA. There is a limited amount of SBA leverage available to SSBICs, and the availability of financing for SSBICs specializing in medallion financing is under review by the SBA. See "RISK FACTORS--SBA Industry Review" and--SBA Financing Not Assured."


    2. The SBA is authorized to guaranty full repayment of all principal and interest on debentures issued by an SSBIC which loans funds to, but does not invest in the equity of, small businesses, to the extent of 300% of such SSBIC's Leverageable Capital, less the amount of preferred stock issued to the SBA. The term of such debentures may be up to 15 years, but is typically 10 years. The SBA will purchase or guarantee such debentures only after an SSBIC has demonstrated a need for such debentures as evidenced by the SSBIC's investment activity and its lack of sufficient funds available for investments; provided, however, that an SSBIC that has invested at least 50% of its Leverageable Capital and outstanding leverage is presumed to lack sufficient funds available for investment. Generally, such debentures will bear interest at a fixed rate which is based on the rate which is set by the underwriters of the pooled debentures sold through SBIC Funding Corp., except that during the first five years of the initial term of the debentures, the SBA will subsidize an SSBIC's annual interest rate by paying 300 basis points (3%) of the interest due on such debentures. After maturity, these debentures may be refinanced by the SBA as a new unsubsidized debenture with a 10 year term. The aggregate amount of debentures with an interest rate subsidy and preferred stock of an SSBIC may not exceed 400% of an SSBIC's Leverageable Capital or $35,000,000, whichever is less. An SSBIC applying for leverage in excess of $35,000,000 is subject to SBA leverage formulas and limitations applicable to SBICs. The subsidized debentures most recently purchased by the SBA from the Company (during December 1992) bear interest at the rate of 4.510% per annum for the first five years of their term and 7.510% per annum for the remaining five years of their term.


    The SBA also makes available to both SBIC's and SSBIC's financing in the form of unsubsidized debentures. These debentures have terms of up to 15 years, but typically 10 years. The debentures are sold through the SBIC Funding Corp. and carry a fixed interest rate based on prevailing market rates. The aggregate amount of unsubsidized debentures, subsidized debentures and preferred stock an SSBIC may issue may not exceed the limitations set forth above. In June 1995, the Company refinanced a $500,000 subsidized debenture with a $520,000 unsubsidized debenture. Such unsubsidized debenture matures June 1, 2005 and has a fixed annual interest rate of 6.69%. In December 1995, the Company refinanced a $500,000 subsidized debenture with a $520,000 unsubsidized debenture. Such unsubsidized debenture matures December 1, 2005 and has a fixed interest rate of 6.54%. To the Company's knowledge, the SBA has made available approximately $260,000,000 for unsubsidized debenture financing through July 31, 1996. While the Company believes it will be eligible for such SBA financing following the completion of this offering, there can be no assurances as to the amount and timing of the receipt of such financing.


    With respect to debentures guaranteed after July 1, 1991, the SBA's claim against an SSBIC is subordinated, in the event of such SSBIC's insolvency, only in favor of present and future indebtedness outstanding to lenders and only to the extent that the aggregate amount of such indebtedness does not exceed the lesser of 200% of such SSBIC's paid-in capital and paid-in surplus (as adjusted pursuant to SBA regulations), or $10,000,000. However, the SBA may agree to a subordination in favor of one or more loans from certain other lenders, in its sole discretion. Following the completion of this offering and at the earliest time permitted under SBA regulations, the Company will seek to have the SBA guarantee the maximum amount of additional debentures permitted under the applicable regulations. However, the availability of financing for SSBICs specializing in medallion financing is under review by the SBA and there can be no assurance as to when and/or if financing in such amount will be available. See "RISK FACTORS--SBA Industry Review" and "--SBA Financing Not Assured."


    As of the date of this Prospectus, the Company has an aggregate of $4,360,000 of subordinated debentures outstanding. Such debentures currently bear interest at rates ranging from 4.125% to 11.125% per annum. As a result of this offering, assuming approximate net proceeds to the Company of $4,069,500 if the Minimum Offering is sold and $10,504,500 if the Maximum Offering is sold, the SBA would be permitted under its regulations to purchase, or guarantee, up to $8,139,000 and $21,009,000 respectively, of subsidized subordinated debentures. Following completion of this offering, the Company will seek to sell subordinated debentures up to the maximum amount and extent permitted by applicable SBA regulations, although there can be no assurance as to when and/or if the Company's applications for the sale of such debentures will be accepted by the SBA. In addition, there is a limited amount of SBA leverage available to SSBICs. See "RISK FACTORS--SBA Industry Review" and "--SBA Financing Not Assured."

    3. An SSBIC may qualify for leverage exceeding 300% of Leverageable Capital by having at least 30% of its total funds available for investment (90% of the sum of total current assets and loans and investments on a cost basis net of current maturities) invested in a disadvantaged concern represented by equity securities with no repurchase requirement for at least five years; any right to purchase equity securities in conjunction with the purchase of equity or debt securities which, after consideration of all of the terms, conditions and documentation of such financing, are determined by an SSBIC's Board of Directors to have in excess of 50% of the anticipated return on such financing represented by the potential for equity appreciation; or debt securities or loans which are subordinated by their terms to all borrowings of the issuer, except borrowings from officers, directors and owners, or close relatives thereof, of the small concern, and which are not amortized during the first three years.

    In determining the maximum amount of preferred stock and debentures of an SSBIC which it can purchase or guaranty, the SBA's policy is to treat earnings of an SSBIC which have been capitalized as additional paid-in capital. As a result, the maximum amount of funds which may be obtained by the Company through the sale to the SBA of preferred stock and guaranty of subordinated debentures would be increased by the capitalization of the Company's earnings. As a result of the Company's registration under the 1940 Act and its election to be treated as a "regulated investment company" under the Code, the Company will be required to distribute to its shareholders at least 90% of its taxable income, thereby substantially eliminating its ability to obtain additional leverage on its future earnings.

     4. The tax benefits to a company licensed as an SSBIC and to its shareholders are discussed below under the heading "TAX CONSIDERATIONS."

Loan Portfolio; Valuation


    From the time it was licensed in February 1983 through November 30, 1995, the Company has made loans to small business concerns in the aggregate principal amount of approximately $32,233,750 of which $8,733,862 was outstanding on November 30, 1995. The following table sets forth a classification of the Company's outstanding loans as of November 30, 1995.


                                Number                    Maturity
Type of Loan                     of                        Date
Outstanding                     Loans   Interest Rate     Within         Balance
-----------                     -----   -------------     ------         -------
NYC Taxi Medallions ..........   145    10.00%-15.00%     1-7 yrs.    $6,464,901
Services .....................     1    14.50%-15.00%     1-7 yrs.        95,000
Auto Repair Service ..........     9    10.00%-15.00%     1-4 yrs.       701,113
Auto Dealership ..............     1    12.00%            1 yr.           72,434
Renovation and Construction ..     1    10.50%            5 yrs.         134,852
Retail Establishments ........     4    11.25%-15.50%     1-4 yrs.       316,757
Restaurants ..................     3    9.00%-15.00%      1-9 yrs.       250,205
Gasoline Service Stations ....     3    9.375%-10.00%     1 yr.          307,317
Manufacturing ................     1    15.00%            1 yr.          151,572
Laundromats and Dry Cleaners .     3    12.00%-15.00%     1-4 yrs.       100,141
Medical Offices ..............     2    11.63%-15.00%     1-3 yrs.       119,005
Video Rentals ................     1    14.00%            6 yrs.          20,565
                                 ---                                  ----------
TOTAL LOANS                      174                                  $8,733,862
                                 ===                                  ==========


    The average loan made to finance the purchase or continued ownership of taxi medallions, taxicabs and related assets, and start-up costs varies from between 75% to 80% of the market value of the taxi medallions, taxicabs and related assets at the time of loan. Such loans are typically secured by the medallions, taxicabs and related assets and range in size from $15,000 to $150,000. Loans made by the Company to finance the acquisition and/or operation of retail or maufacturing businesses are typically secured by real estate, taxi medallions and other assets and range in size from $15,000 to $250,000. In the case of loans to corporate owners, the loans are also personally guaranteed by the shareholders of the borrower. Historically, the majority of the Company's taxicab medallion loans have been subordinate to loans from senior lenders, with respect to which loans the Company has experienced a very low delinquency rate and has never suffered a material loss. The Company currently intends to increase its portfolio of senior taxicab medallion loans in the future because there are more opportunities for such loans. The balance of its loan portfolio includes and the Company intends to continue to finance the acquisition and/or operation of other small businesses, including but not limited to small, independent supermarket businesses, which loans the Company anticipates will range from approximately $250,000 to $1,000,000. The Company has not committed more than 10% of its assets to any one business concern in the Company's portfolio. The interest rates charged by the Company on its currently outstanding loans range from 9% to 15.5% per annum. For the month of November 30, 1995, the average annual weighted interest rate per loan was 11.83% and the average term of the Company's outstanding loans was approximately 60 months.


    Valuation-- As an SSBIC, the Company is required by applicable SBA regulations to submit to the SBA semi-annual valuations of its investment portfolio, as determined by its Board of Directors, which considers numerous factors including but not limited to the financial strength of its borrowers and the value of the underlying collateral securing the loans. See Note 2 of Notes to the Financial Statements for a discussion of the Company's method of valuation of its current portfolio of loans. In the event the Company invests in the future in securities for which price quotations are readily available, the Company will value such investments at their fair market value, based on such quoted prices. With respect to securities for which price quotations are not readily available, such securities will be valued at fair value as determined by the Board of Directors.

    Loan Considerations-- In evaluating each applicant for a loan, the Company considers the following factors: (1) the applicant (or 50% in interest of the concern's principal owners) must be classified as an economically or socially disadvantaged person under SBA regulations, (2) the applicant's ability to repay the loan, and (3) the value and type of collateral proposed by the prospective borrower to collateralize the business loans.


    Collection Experience-- As of November 30, 1995, the Company had 13 loans totaling $1,021,419 with accrued interest of $478,847 which were delinquent, compared to 13 loans totalling $918,706 with accrued interest of $346,982 as of November 30, 1994. Only one of such loans, in the aggregate principal amount of $12,000, was a taxi medallion loan. The Company considers a loan to be delinquent if the borrower fails to make payments for 90 days or more. However, the Company may agree with a borrower that cannot make payments in accordance with the original loan agreement to modify the payment terms of the loan. The Company's current provision for loan losses, $180,558, is deemed by the Company to be sufficient. Based upon present appraisals, the Company anticipates that a substantial portion of the principal amount of its delinquent loans would be collected upon foreclosure of such loans, if necessary. There can be no assurance, however, that the collateral securing such loans will be adequate in the event of a foreclosure by the Company.


The New York City Taxi Medallion Industry and Market

    As presently provided by law, the number of medallions for New York City taxicabs that may be issued by New York City is limited to 11,787. There are two basic types of medallions: (1) corporate and (2) individual owner-driver. Of the total supply of 11,787 medallions, 6,818 are corporate medallions and 4,969 are for individually owned cabs. A corporate medallion is issued with respect to a cab owned by a corporation with a minimum of two cabs and two corporate medallions (i.e. one corporate medallion per cab). An individual owner-driver may not own more than one cab and one medallion. Corporate medallions are used by large fleet concerns with many taxicabs and many drivers or by small corporations owning two medallions and two taxicabs driven by two owner-drivers (the so-called "minifleet").


    A bill permitting the City of New York to issue up to 400 additional taxi medallions was signed by the Governor of the State of New York on August 8, 1995 and has been approved by the New York City Council to permit the sale of up to such number of medallions over a three year period. The TLC is currently in the process of determining the procedure for selling these medallions. If all such medallions were sold over the three year period, this would increase the number of medallions outstanding by 3.4%. See "RISK FACTORS--Uncertain Market; Possible Issuance of Additional Medallions."


    At the present time, most medallion sales are handled through brokers. As a result, an active marketplace has developed for the purchase and resale of medallions. The price of a medallion varies with supply and demand. The
Company's most recent experience has been that individually owned medallions currently sell for approximately $165,000 and corporate medallions sell for approximately $225,000 each. In addition, a 5% New York City transfer tax and various brokerage commissions are additional expenses incurred in the acquisition and sale of a medallion.


    Based upon statistics obtained from the TLC, from 1989 through 1995 the number of corporate medallions sold each year varied from approximately 245 to 440, which suggests that there were between 122 and 220 minifleet cor-
porations in need of financing each year (taking into consideration the fact that each taxicab minifleet needs at least two medallions), while the number of individual owner medallions sold each year varied from 200 to 415. In addition, minifleet concerns or individuals who have already purchased medallions are frequently seeking to refinance their existing indebtedness. Assuming that a typical minifleet financing for purchases of medallions might involve a sum of approximately $335,000, the dollar volume of New York City minifleet financings might range (assuming the existence of between 122 and 220 minifleet corporations in need of medallion financing for purchases of medallions) from $40.9 million up to $73.7 million a year. Assuming that a typical individual medallion financing for a purchase of a medallion involves a sum of approximately $150,000, the dollar volume of New York City individual medallion financing might range (assuming the existence of between 200 to 415 individuals in need of medallion financing for purchases of medallions) from $37.5 million up to $62.3 million a year. The Company believes, based on its own experience with, and knowledge of, the New York City taxi industry, that a substantial majority of the purchasers of New York City taxi medallions each year qualify as socially or economically disadvantaged persons eligible for receipt of funding from an SSBIC.


    In addition to purchases and sales of medallions, a substantial market exists for refinancing medallions held by existing owners. Management estimates this market to exceed that of the market for financing transfers.

    A prospective medallion owner must meet the requirements of the TLC which approves all sales and transfers. In general, the requirements are that the prospective owner have no criminal record, that the purchase funds be derived from legitimate sources, and that the taxi vehicle and meter meet specifications set by the TLC. Also required is a clearance from prior insurers of the seller in the form of letters stating that there are no outstanding claims for personal injuries in excess of insurance coverage.

Marketing Strategy

    Medallion transfers are usually handled through medallion brokers who have frequent contact with taxicab owners and drivers. Medallion brokers locate buyers for sellers of medallions and sellers for buyers of medallions, and then typically employ a financing broker to arrange for the financing of the medallion purchases. Presently, to the knowledge of the Company, there are approximately 35 medallion and financing brokers in New York City. Medallion brokers customarily receive a brokerage fee of approximately $3,000-$4,000 per medallion transfer the cost of which fee is typically split between the buyer and seller.

    A substantial portion of the Company's taxicab medallion financings are referred to the Company by Pearland Transfer Co., a medallion brokerage company of which Neil Greenbaum and Pearl Greenbaum, officers and directors of the Company, Barbara Joy Hamill, a director of the Company, and Andrew Greenbaum, a principal shareholder of the Company are principals. The Company also receives referrals from other medallion brokers, its current borrowers and other SSBICs.


    In order to diversify its portfolio by making loans to small independent supermarket businesses, while maintaining the historical credit quality and return that the Company has achieved, the Company will enter into an agreement with Hayward, Lake Capital Corp. ("HLC") upon the Closing. HLC is a recently organized company whose management has had extensive experience in providing financial consulting services to the supermarket industry. The shareholders of HLC are an officer of and a consultant to the Dealer Manager. Pursuant to its agreement with the Company, HLC will identify and present loan opportunities to the Company, which presentations will include among other things credit research and analysis and asset valuation. The Company will have no obligation to commit to any loan opportunity presented to it by HLC and will evaluate every such opportunity to determine its suitability for the Company's portfolio. In the event the Company determines to make a loan presented by HLC to the Company, HLC will assist in closing and servicing the loan. For any such loan made by the Company, HLC will receive a fee not to exceed three (3%) percent of the principal amount of the loan, which fee shall be payable by the borrower at closing. HLC will also be responsible for servicing these loans and will receive a fee not to exceed one-half of one (.5%) percent of the principal amount of each loan annually, payable from amounts collected under the loan. HLC will bear all of its own expenses associated with originating, closing and servicing loans. In order to assist in providing services under the agreement, HLC will enter into agreements with Alpha Marketing Corp. ("Alpha"), a supermarket marketing company, and Consolidated Supermarket Supply, LLC ("CSS"), a supermarket servicing company and an affiliate of Alpha. Many independent supermarket owners are members of racial or ethnic minorities, and the vast majority of these small business owners operate their businesses in economically-disadvantaged areas. Alpha sponsors voluntary groups of independently-owned supermarkets with more than 200 locations in the tri-state area and New England. Alpha also provides a full range of services for retailers inlcuding, among other things, site analysis, credit analysis, management consulting and financing. The Company believes that HLC, through Alpha's experience and field team, will provide the expertise and access necessary to generate lending opportunities in the supermarket industry.


    As a result of the foregoing, the Company expects to have access to lending opportunities in the supermarket industry. The Company presently intends to lend an increasing portion of its available capital in this industry. In November 1995, the Company entered into commitments to make loans to two owners of supermarkets in the aggregate amount of $1,700,000.


Competition

    SBICs, SSBICs, banks, credit unions and private lenders have traditionally financed the acquisition and/or operation of small retail and manufacturing businesses. The Company expects to continue to encounter competition from such lenders, many of which are well established and have resources which exceed those available to the Company.

Letter of Intent

     The Company and the SBA entered into a Letter of Intent (the "Letter of Intent") dated December 1, 1992, setting forth the intentions of the parties with respect to a proposed agreement (the "Agreement"). Pursuant to the Letter of Intent, the Company and the SBA would agree among other things as follows:

     (i) the Company would agree to limit the aggregate of its senior indebtedness, consisting of bank debt and SBA debentures, to certain specified levels;

     (ii) the SBA  would  agree to  remove  the  existing  requirement  that the
     Company  maintain  in  its  portfolio  a  certain   threshhold   amount  of
     non-taxicab secured loans;

     (iii) the SBA would acknowledge that the Company is a registered investment company, registered under the 1940 Act, and that the SBA will not require the Company to take any action or refrain from taking any action necessary in the opinion of the Company's counsel to comply with the 1940 Act; provided, however, the Company will not take any action in violation of any SBA regulation in complying with the 1940 Act;

     (iv) the Company would agree to give the SBA a secured second position to the senior secured position of its banks. The parties would further agree that banks or other lenders now or hereafter may loan on a senior secured basis, an amount which, when aggregated with the Company's SBA debentures, would not exceed the maximum indebtedness provided for in (i) above. Such grant of a subordinated security interest to the SBA would require the consent of the Company's banks;

     (v) in order to allow the SBA to perfect a subordinated lien on the Company's assets, the Company would agree that all notes, mortgages and security agreements relating to loans made by the Company would be held by a third party custodian e.g. a commercial bank;

     (vi) subject to (i) above, so long as the Company maintains private capital of $2.2 million, the Company would agree not to incur senior debt, including the aggregate amount of its credit lines, in excess of $3 million; and

     (vii) the Company would agree to provide reports periodically to the SBA containing certain specified financial information.

The Letter of Intent is subject to the negotiation and execution of a definitive agreement between the Company and the SBA. See "RISK FACTORS--Limitations on Taxicab Medallion Financings."

SBA Regulation

    The Company, as the holder of a license from the SBA to operate as an SSBIC, is subject to broad regulations by the SBA with respect to various aspects of its ownership and operation, as discussed under the heading "FEDERAL REGULATION--Regulation Under The Small Business Investment Act Of 1958."

                                       MANAGEMENT

Officers and Directors

    The following table sets forth the names, addresses and positions with the Company as of the date of this Prospectus of all of the officers and directors of the Company. Also set forth below is information as to the principal occupation and background for each person in the table.



Name and Address                    Age     Position and Office with the Company
----------------                    ---     ------------------------------------
Zindel Zelmanovitch (1) .......     49      President and Director
    1934 East 18th Street
    Brooklyn, NY 11229

Neil Greenbaum (1)(2) .........     40      Secretary and Director
    29 Flamingo Road North
    East Hills, NY  11576

Pearl Greenbaum (1)(2) ........     72      Vice President and Director
    300 Winston Drive
    Cliffside Park, NJ  07010

Barbara Joy Hamill (1)(2) .....     45      Director
    8 Saxon Woods
    Avon, CT  06001

Michael L. Moskowitz (3) ......     37      Director
    45 East 25th Street
    New York, NY  10010

Fred Brodsky ..................     35      Director
    219-04 74th Avenue
    Bayside, NY  11364

Phillip Pollack ...............     62      Director
    300 Winston Drive
    Cliffside Park, NJ  07010

Alan Work .....................     40      Director
    54 Random Farms Drive
    Chappaqua, NY  10514


----------
(1) Directors who are "interested persons" with respect to the Company, as such term is defined in the 1940 Act.

(2)  Pearl Greenbaum is the mother of Neil Greenbaum and Barbara Joy Hamill.

(3)  Michael Moskowitz is the brother-in-law of Zindel Zelmanovitch.

     Zindel Zelmanovitch has been President and a director of the Company since 1982. Mr. Zelmanovitch is also President, director and a principal shareholder of East Coast, which company has been a licensed SSBIC since 1986. He has also served as Secretary and a director of the National Association of Investment Companies (NAIC) since 1991 and a Secretary and a director of the National Association of Investment Companies Management Group, Inc. since 1993. From 1976 to 1991 Mr. Zelmanovitch was the President and sole shareholder of Z. Zindel Funding Corp., which company was licensed by the New York State Banking Department as a Licensed Mortgage Banker. He has also been licensed as a real estate broker by the New York Department of State since 1976. Mr. Zelmanovitch is also the President of Z. Zindel Corp., which is an investment adviser registered under the Investment Advisers Act of 1940, as amended. Mr. Zelmanovitch received an M.B.A. from Long Island University in June 1977.

     Neil Greenbaum has been the Secretary and a director of the Company since 1982. Mr. Greenbaum has acted as Vice President and Secretary of Pearland Transfer Corp., a licensed medallion broker, and Pearland Brokerage Inc., an insurance brokerage company, for more than five years. Mr. Greenbaum has been President of Hereford Insurance

Company since April 1994. He has been the President of United Brokers Association, a taxicab brokerage organization, since October 1988. Mr. Greenbaum is also President of two taxi management companies, Abigone Management Inc. (since 1994) and N.B. Taxi Management Inc. (since 1988).

     Pearl Greenbaum has been the Vice President and a director of the Company since 1982. Mrs. Greenbaum has been President of Pearland Transfer Corp. and Pearland Brokerage Inc. for more than five years. She has been Treasurer of Hereford Insurance Company since April 1994.

     Barbara Joy Hamill has been a director of the Company since December 1992. She was also a director of the Company from 1988 to December 1991. Ms. Hamill has been a Vice President of Pearland Transfer Corp. and Pearland Brokerage Inc. for more than five years. She has been a director of Hereford Insurance Company since April 1994.

     Michael L. Moskowitz has been a director of the Company since 1984. From 1984 to 1992 Mr. Moskowitz was Treasurer of the Company. Mr. Moskowitz has been President of M.L. Moskowitz and Co., Inc., a residential mortgage banking firm, since August of 1986.

     Fred Brodsky has been a director of the Company since 1989. Since 1983, Mr. Brodsky has been office manager and a computer consultant for Pearland Brokerage Inc. From 1983 to 1993 Mr. Brodsky was a taxi medallion broker and a computer consultant for Pearland Transfer Corp.

     Philip Pollack has been a director of the Company since 1989. Mr. Pollack has been Chief Executive Officer and Treasurer of the League of Mutual Taxi Owners Federal Credit Union for more than five years.

     Alan Work has been a director of the Company since 1988. Since 1989, he has been Executive Vice President for Quantex Associates Inc., an executive search firm. From 1982 to 1989, Mr. Work was an account executive for E.D.P. World.

     Pursuant to the Underwriting Agreement, the Dealer Manager has the right, subject to SBA approval, to designate one member of the Company's Board of Directors for a period of three years after the commencement of this offering.

Board Committee

     The Board of Directors has appointed a Credit Committee comprised of Mr. Zelmanovitch, Mr. Greenbaum, Mr. Pollack, Mr. Brodsky and Ms. Hamill. The Credit Committee reviews loan activities and delinquencies and provides recommendations to the Board of Directors.

Compensation of Officers and Directors


    The following table sets forth all remuneration for services rendered to the Company during the year ended May 31, 1995, paid to or accrued for the account of (i) each of the executive officers and (ii) all executive officers and directors as a group.



Name of Individual or
Number of Persons in Group                      Capacities in Which Served      Salaries (1)
--------------------------                      --------------------------      ------------
Zindel Zelmanovitch ......................      President and Director           $85,320
Neil Greenbaum ...........................      Secretary and Director            36,300
Pearl Greenbaum ..........................      Vice President and Director       20,496
All directors and executive officers
    as a group (eight persons) ...........                                      $145,146
                                                                                --------

----------

(1) Officers' salaries constitute the major portion of the Company's total "Management fee compensation" which must be approved by the SBA. The SBA has approved management fee compensation of $225,000 for the Company. This amount includes officers' salaries, other salaries and employee benefits.

     Upon the Closing, the Company will enter into five year employment agreements with Messrs. Zelmanovitch and Greenbaum. The agreements provide for annual compensation of $85,320 to Mr. Zelmanovitch and $36,300 to Mr. Greenbaum. The salaries are to be reviewed annually by the Board of Directors and are subject to SBA approval.

     The Company pays its directors who are not employees of the Company fees of $100 for each meeting attended, not to exceed a total of $1,000 in any single year for any individual director.

     The Company initiated a defined contribution plan in fiscal 1989. The eligibility requirements for participation in the plan are a minimum age of 21 years old and twenty-four months of continuous employment with the Company. Contributions are currently limited to ten percent of each participant's compensation. All employees and officers were covered and fully vested in the plan as of May 31, 1995.

                            Accrued Benefits Contributed
                            for the Twelve Months Ended    Balance Vested as of
      Name of Individual            May 31, 1995             May 31, 1995
     -------------------    ----------------------------   --------------------
     Neil Greenbaum .........       $  3,630                    $ 79,894
     Pearl Greenbaum ........          2,050                      59,473
     Zindel Zelmanovitch ....          8,532                     183,097
     All Other Employees ....          3,730                      33,880
                                    --------                    --------
                                    $ 17,942                    $356,344
                                    ========                    ========

                             CONFLICTS OF INTERESTS

      The Board of Directors of the Company has adopted policies governing potential conflicts of interest between the Company and its directors and officers. Together, these policies comprise the Company's "Code of Ethics" as required under the 1940 Act.

      These policies generally provide that no officer, director or employee of the Company will make any loan which might be deemed to be appropriate for the Company, unless such transaction is approved by a majority of the directors of the Company who are not "interested persons" of the Company within the meaning of the 1940 Act and who have no financial or other material interest in the transaction. In reviewing any such transaction, the directors will examine, among other factors, whether the transaction would deprive the Company of an opportunity or whether it would otherwise conflict with the best interests of the Company and its shareholders.

      Zindel Zelmanovitch, President and a director of the Company, is also President and a director of East Coast, an SSBIC. East Coast is in the business of financing small businesses, including, but not limited to, the operation and ownership of taxicabs. In addition, Mr. Zelmanovitch manages a pension plan which makes limited investments to finance taxi medallions. Any conflicts of interest that arise with respect to the foregoing will be resolved in accordance with the Company's Code of Ethics. Conflicts may also arise as to the allocation of Mr. Zelmanovitch's time. The Company's Board of Directors believes Mr. Zelmanovitch has and will continue to be able to allocate such time as is necessary to the Company's operations.

      Mr. Greenbaum is also an officer of Pearland Transfer Corp., a licensed medallion broker, Pearland Brokerage Inc., an insurance brokerage company, and Hereford Insurance Company. Mr. Greenbaum is also President of two taxi management companies. Conflicts may arise as to the allocation of Mr. Greenbaum's time. The Company's Board of Directors believes Mr. Greenbaum has and will continue to be able to allocate such time as is necessary to the Company's operations. In addition, Mr. Greenbaum manages two pension plans which make limited investments to finance taxi medallions. Any conflicts of interest that arise with respect to such investments will be resolved in accordance with the Company's Code of Ethics. See also "CERTAIN TRANSACTIONS."

      Philip Pollack, a director of the Company, is Chief Executive Officer and Treasurer of the League of Mutual Taxi Owners Federal Credit Union ("LOMTO Credit Union"). In addition to other loan activities, LOMTO Credit Union makes loans to finance taxi medallions to members of its sponsor, League of Mutual Taxi Owners Inc. LOMTO Credit Union does not coinvest with the Company.

                              CERTAIN TRANSACTIONS

      Neil Greenbaum and Pearl Greenbaum, officers and directors of the Company, Barbara Joy Hamill, a director of the Company, and Andrew Greenbaum, a principal shareholder of the Company, are principals in Pearland Transfer Corp. ("Pearland") which is licensed to broker taxi medallions. Frequently, Pearland refers an individual purchasing a medallion to sources of financing, including the Company and other SSBICs. A substantial portion of the Company's taxicab medallion financings are referred to the Company by Pearland. Pearland receives no compensation from the Company for these referrals. Pearland, however, receives a brokerage fee of approximately $3,000-$4,000 per medallion transfer, the cost of which fee is typically split between the purchaser and seller of the medallion.

      Mr. Zelmanovitch, President and a director of the Company, is also President and a director of East Coast, another SSBIC. The Company and East Coast have made four loans to the same borrowers. The Company's and East Coast's loans to these borrowers aggregate approximately $400,000 and $115,050, respectively. Because such coinvesting may be prohibited under the 1940 Act, the Company has agreed not to make any additional coinvestments unless it is determined such transaction is consistent with the provisions of the 1940 Act.

      The Company currently leases office space from 313 West 53rd Street Assoc., a partnership whose partners consist of certain officers and directors of the Company, for $1,500 per month plus a prorated portion of any increases in the landlord's operating costs above those in effect at the time the lease was entered into and the prorated share of any repair expenses incurred by the landlord. The lease expires in November 1997.

      All future transactions between the Company and officers, directors and 5% shareholders will be on terms no less favorable than could be obtained from independent third parties and will be approved by a majority of the independent, disinterested directors of the Company.

           SECURITY OWNERSHIP OF PRINCIPAL STOCKHOLDERS AND MANAGEMENT

      The following table sets forth, as of the date of this Prospectus, the beneficial ownership of the shares of Common Stock of the Company of (i) each person who beneficially owns more than five percent of the Common Stock, (ii) each officer and director of the Company and (iii) all officers and directors of the Company as a group:


                                                                               Percentage of Common Stock
                                                                              ----------------------------
                                                                                         After     After
                                     Type of Beneficial          Amount of     Before   Minimum   Maximum
Name and Address                          Ownership            Shares Owned   Offering  Offering  Offering
----------------                          ---------            ------------   --------  --------  --------
Andrew Greenbaum                         Of record               46,620 (2)     8.5%       3.7%     2.1%
  300 Winston Drive
  Cliffside Park, NJ  07010 (1)

Neil Greenbaum                           Both beneficially and   52,934 (3)     9.7%       4.2%     2.4%
  29 Flamingo Road North                   of record
  East Hills, NY  11576 (1)

Zindel Zelmanovitch                      Both beneficially and   87,074 (4)    15.9%       7.0%     3.9%
  1934 East 18th Street                    of record
  Brooklyn, NY  11229

Pearl Greenbaum                          Both beneficially and   97,526 (5)    17.8%       7.8%     4.3%
  300 Winston Drive                        of record
  Cliffside Park, NJ 07010 (1)

Barbara Joy Hamill                       Both beneficially and   46,456 (6)     8.5%       3.7%     2.1%
  8 Saxon Woods                            of record
  Avon, CT  06001 (1)

American Transit Insurance Co.           Of record               49,966         9.1%       4.0%     2.2%
  275 Seventh Avenue
  New York, NY  10001

Michael L. Moskowitz                     Both beneficially and   16,044 (7)     2.9%       1.3%      .7%
  45 East 25th Street                      of record
  New York, NY  10010

Alan Work                                Both beneficially and   1,110 (8)       *          *        *
  54 Random Farms Drive                    of record
  Chappaqua, NY  10514

Philip Pollack                           Both beneficially and   12,466 (9)     2.3%       1.0%      .6%
  300 Winston Drive                        of record
  Cliffside Park, NJ  07010

Fred Brodsky                             Both beneficially and   888 (10)        *          *        *
  219-04 74th Avenue                       of record
  Bayside, NY  11364

All officers and directors as            Both beneficially and   314,498       57.4%      25.2%    14.0%
     group (8 persons)                      of record


----------

* Represents less than 1% of the Common Stock.

(1) Andrew Greenbaum and Pearl Greenbaum are husband and wife and the parents of Neil Greenbaum and Barbara Joy Hamill.

(2) Excludes 97,526 shares held, directly and indirectly, by his wife, Pearl Greenbaum.

(3) Includes 1,200 shares held by Mr. Greenbaum's children. Excludes 15,100 shares held by his wife and 10,220 shares held by his mother and children as joint tenants.

(4) Includes 25,174 shares held with his wife as joint tenants and 800 shares held directly by his wife. Also includes 16,782 shares held as custodian for his children. Includes 2,036 shares held by his children. Also includes 19,950 shares held in pension plans of which Mr. Zelmanovitch is the beneficiary. Includes 22,332 shares held by a corporation of which Mr. Zelmanovitch is a majority shareholder.

(5) Includes 19,550 shares held in joint tenancy with Mrs. Greenbaum's grandchildren. Also includes 16,880 shares held in joint tenancy with her daughter, Karen Franklin. Excludes 46,620 shares held by her husband, Andrew Greenbaum, as to which shares Mrs. Greenbaum disclaims beneficial ownership.

(6) Includes 5,100 shares held by her 3 children. Excludes 9,330 shares held by her mother, Pearl Greenbaum, and her children as joint tenants. Excludes 8,880 shares held by her husband, as to which shares Mrs. Hamill disclaims beneficial ownership.

(7) Includes 4,500 shares held by M.L. Moskowitz & Co., Inc. of which Mr.Moskowitz is a principal shareholder.

(8)  These shares are held by Mr. Work and his wife as joint tenants.

(9) Includes 617 shares held as joint tenants with Mr. Pollack's wife. Also includes 4,808 shares held by Mr. Pollack's wife and children as joint tenants and 808 shares held by Mr. Pollack's wife and grandchildren as joint tenants.

(10) Includes 444 shares held as joint tenants with Mr. Brodsky's wife. Also includes 222 shares held directly by Mr. Brodsky's wife.

      Except as otherwise indicated above, the persons listed in the above table have voting and investment power with respect to their respective shares.

      All of the persons listed above, for as long as they continue to hold 5% or more of the Company's outstanding common stock, will each be deemed an "affiliated person" of the Company, as such term is defined in the 1940 Act.

      All of the Company's outstanding shares of preferred stock is non-voting and is held by the SBA.

                               INVESTMENT POLICIES

      The investment policies set forth herein constitute fundamental policies of the Company pursuant to the 1940 Act which may be changed only by the vote of the lesser of (i) a majority of its outstanding Common Stock, or (ii) 67% of the number of shares of Common Stock present in person or by proxy at a duly held shareholder meeting at which at least 50% of the outstanding shares of Common Stock are so present.

      (a) Issuance of Senior Securities. The Company may issue preferred stock and subordinated debentures to the SBA in the maximum amounts permissible under the 1958 Act and the applicable regulations.

      (b) Borrowing of Money. The Company has the power to borrow funds from banks, trust companies, other financial institutions, the SBA or any successor agency and/or other private or governmental sources, if determined by the Company's Board of Directors to be in the best interests of the Company.

      (c) Underwriting. The Company has not engaged, and does not intend to engage, in the business of underwriting the securities of other issuers.

      (d) Concentration of investments. The Company may not concentrate 25% or more of its total assets in securities of issuers in any industry group except the taxicab industry. The Company will make at least 25% of its investments for financing the purchase or continued ownership of taxicab medallions, taxicabs and related assets. The balance of its investments includes, and the Company intends to continue to finance, the acquisition and/or operation of other small businesses. All of the Company's loans are made to those persons defined by SBA regulations as socially or economically disadvantaged persons or entities and which are at least 50% owned by persons so defined as socially or economically disadvantaged.

      (e) Real Estate. The Company has not engaged, and does not intend to engage, in the purchase and sale of real estate. However, the Company may elect to purchase and sell real estate in order to protect any of its prior investments which it considers at risk.

      (f) Commodities Contracts. The Company has not engaged, and does not intend to engage, in the purchase and sale of commodities or commodities contracts.

      (g) Loans. The Company has made, and will continue to make, loans to small business concerns in accordance with the provisions of the 1958 Act and the regulations issued by the SBA thereunder.

      (h) Writing Options. The Company has not engaged, and does not intend to engage, in the writing of options.

      (i) Short Sales. The Company has not engaged, and does not intend to engage, in short sales of securities.

      (j) Purchasing Securities on Margin. The Company has not engaged, and does not intend to engage, in the purchase of securities on margin.

      (k) Futures Contracts. The Company has not engaged, and does not intend to engage, in the purchase or sale of futures contracts.

      (l) Restricted Securities. The Company may invest up to 100% of its assets in restricted securities.

      (m) Types of Investments. Although the Company was organized primarily to provide long term loan funds to small business concerns, the Company's certificate of incorporation provides the Company with the authority to invest in the equity capital of small business concerns. Accordingly, the Company may make equity investments in small business concerns if determined by its Board of Directors to be in the best interests of the Company. Further, except as otherwise provided by applicable regulations, there shall be no limitation on the amount of equity investments the Company may make.

      (n) Maximum Investment. The Company will not lend or otherwise invest more than the lesser of (i) 10% of its total assets or (ii) 30% of its paid-in capital attributable to its Common Stock with respect to any one small business concern.

      (o) Percentage of Voting Securities. The percentage of voting securities of any one small business concern which the Company may acquire may not exceed 49% of the outstanding voting equities of such small business concern, except as set forth in paragraph (p).

      (p) Management Control. The Company does not intend to invest in any company for the purpose of exercising control of management. However, the Company may elect to acquire control in order to protect any of its prior investments which it considers at risk.

      (q) Investment Companies. The Company has not invested, and does not intend to invest, in the securities of other investment companies.

      (r) Portfolio Turnover. The Company intends to make changes in its portfolio when, in the judgment of its Board of Directors, such changes will be in the best interest of the Company's stockholders in light of the existing business and financial conditions. The Company does not anticipate that its loan portfolio will realize an annual turnover in excess of 50%, although there can be no assurance with respect thereto.

                               FEDERAL REGULATION

Regulation Under the Small Business Investment Act of 1958


      As the holder of a license from the SBA to operate as an SSBIC, the Company qualifies for certain financing from the SBA on favorable terms as described above under the heading "BUSINESS--Specialized Small Business Investment Companies," but is subject to certain restrictions and requirements under the 1958 Act and SBA regulations thereunder. On January 31, 1996, the SBA promulgated a final rule revising the SBA regulations governing the small business investment company program. These restrictions and requirements include, but are not limited to, the following:

      (i) The interest rate charged by an SSBIC on loans to a small business is subject to a "cost of money" ceiling based on either the current debenture rate or its own "cost of capital," as determined by SBA regulations. At a minimum, an SSBIC may charge up to nineteen (19%) percent per annum for a loan. In certain instances, based on the SSBIC's cost of capital (i.e. the weighted averaged interest rate paid by the licensee on its borrowings), an SSBIC may charge a higher interest rate.

      (ii) Without prior SBA approval, the aggregate commitments by an SSBIC to any single small business enterprise may not exceed 30% of the private capital of the SSBIC.


      (iii) Management and advisory services must be performed by an SSBIC in accordance with a written contract and certain record-keeping requirements must be satisfied.


      (iv) The minimum term of an SSBIC loan to a small business is four years and the maximum term may not exceed 20 years.


      (v) Prior written consent of the SBA is required in the event of any proposed transfer of control of an SSBIC and any proposed transfer of 10% or more of any class of an SSBIC's stock ownership by any person or group of persons acting in concert owning 10% or more of any class of an SSBIC's stock.

      (vi) Limitations are imposed on the ability of the officers, directors, managers or 10% stockholders of an SSBIC to become an officer, director, manager or 10% stockholder of another SSBIC.


      (vii) Prior written consent of the SBA is required in the event of a merger, consolidation or reorganization of an SSBIC.

      (viii) The funds of an SSBIC with outstanding leverage or which has applied for leverage, or not invested in small businesses, must be maintained in direct obligations of the U.S. (with maturities of 15 months or less) or deposited in or invested in time deposits of federally insured financial institutions.


      (ix) Corporate SSBICs issuing debentures after April 25, 1994 are required to amend their articles of incorporation to indicate that they have consented, in advance, to the SBA's right to require the removal of officers or directors and to the appointment of the SBA or its designee as receiver of the SSBIC for the purpose of continuing to operate the company upon the occurrence of certain events of default. The regulations divide the events of default into three categories.

      The first category consists of three events that automatically accelerate all outstanding debentures without notice or demand to the SSBIC, and allow the SBA to apply for receivership of the SSBIC without the SSBIC's objection. The events are insolvency, a voluntary assignment for the benefit of creditors, and the filing of a voluntary or involuntary petition for relief under the Bankruptcy Code.

      Under the second category, upon written notice, the SBA may demand immediate repayment or redemption of all outstanding debentures or take any other action permitted under the 1958 Act, specifically including institution of proceedings for the appointment of the SBA or its designees as a receiver of the SSBIC. Nine violations are included in this category, and no opportunities to cure the default are afforded the SSBIC. This category of violations includes: fraud; fraudulent transfers; willful conflicts of interest; willful non-compliance with one or more of the substantive provisions of the 1958 Act or of a substantive regulation; repeated events of default; transfer of control; non-cooperation with remedial steps that the SBA may prescribe; non-notification of events of default; and non-notification of events of default to others. For the first six violations listed above the SSBIC will have consented to the SBA's right to require the SSBIC to replace officers or directors, with persons approved by the SBA, and to the SBA's appointment as receiver for the purpose of continuing operations.

      Under the third category, which includes nine violations, the SBA affords the SSBIC the opportunity to cure its violations. If the SSBIC fails to cure to the SBA's satisfaction, the SBA may declare the SSBIC's entire indebtedness evidenced by the debentures to be immediately due and payable. The violations in this category include: excessive compensation; improper distributions; failure to make a timely payment of an SBA obligation; failure to maintain minimum regulatory capital; capital impairment; failure to pay any amount when due on any obligation greater than $100,000; nonperformance or violation of the terms and conditions of any note, debenture, or other obligation of the SSBIC issued to, held or guaranteed by the SBA, or of any agreement with, or conditions imposed by, the SBA; failure to comply with one or more of the substantive provisions of the 1958 Act or regulations thereunder; and failure to maintain certain investment ratios for leverage in excess of 300% of Leverageable Capital. For the first three violations listed above, if an SSBIC fails to cure such violations the SBA can require the removal of officers and directors and/or the appointment of its designee as receiver of the SSBIC.

      In addition, if an SSBIC repeatedly fails to comply with one or more "non-substantive" provisions of the 1958 Act or the regulations thereunder, the SBA, after written notification and until such condition is cured, may deny additional leverage to such SSBIC and/or require such SSBIC to take such actions as the SBA may determine to be appropriate under the circumstances. If the SBA requires the licensee to bring itself into full compliance and it fails to do so, the SBA may accelerate its leverage and take other remedies, including a receivership.

      (x) As with debentures, corporate SSBICs issuing preferred stock after April 25, 1994 are required to amend their articles of incorporation to indicate that they have consented, in advance, to the SBA's right to require the removal of officers or directors and to the appointment of the SBA or its designees as receiver of the SSBIC for the purpose of continuing to operate the Company upon the occurrence of certain events of default. The regulations divide the events of default into four categories.

      The first category consists of six events, the occurrence of any of which will permit the SBA, upon notice to the SSBIC, to require the SSBIC to replace, with individuals approved by the SBA, one or more of its officers and/or directors. In addition the SBA can apply for the institution of an operating receivership, with the SBA or its designee as receiver. The events are: equitable or legal insolvency, or a capital impairment percentage of 100% or more which capital impairment is not cured within the time limits set by the SBA in writing; a voluntary assignment for the benefit of creditors; the filing of a voluntary or involuntary petition for relief under the bankruptcy code; transfer of control; fraud; and fraudulent transfers.

      The second category consists of willful conflicts of interest; willful or repeated non-compliance with one or more of the substantive provisions of the 1958 Act or any substantive regulation promulgated thereunder; and failure to comply with a restriction imposed on the SSBICpursuant to the third category. Upon the occurrence of any such event, and only if the SSBIC fails to remove the person(s) the SBA identifies as responsible for such occurrence and/or cure such occurrence to the SBA's satisfaction within a time period determined by the SBA, upon written notice, the SBA may replace one or more of the SSBIC's officers and/or directors or obtain the appointment of the SBA or its designee as receiver of the SSBIC.

      The third category lists eleven events, the occurrence of any of which will allow the SBA, on written notice to the SSBIC, to prohibit the SSBIC from making any additional investments except for investments pursuant to legally binding commitments entered into by the SSBIC prior to such notice and, subject to the SBA's prior written approval, investments that are necessary to protect the SSBIC's investment; to prohibit distributions by the SSBIC to any party other than the SBA, its agent or trustee, until all leverage is redeemed and amounts due are paid; to require all commitments to the SSBIC to be funded at the earliest time(s) permitted in accordance with the SSBIC's articles; and to review and redetermine the SSBIC's approved management compensation. This category of events includes the occurrence of any event listed in the first two categories; the SSBIC's failure to maintain its minimum regulatory capital; capital or liquidity impairment and failure to cure the impairment within time limits set by SBA in writing; improper distributions; excessive compensation; failure to pay any amounts due under preferred securities, unless otherwise permitted by the SBA; noncompliance with one or more of the substantive provisions of the 1958 Act, or any substantive regulation promulgated thereunder; failure to maintain diversity between management and ownership, if applicable to such SSBIC; failure to maintain investment ratios for leverage in excess of 300% of Leverageable Capital or preferred securities in excess of 100% of Leverageable Capital, if applicable to such SSBIC, as of the end of each fiscal year; nonperformance of one or more of the terms and conditions of any preferred security or of any agreement with or conditions imposed by SBA in its administration of the 1958 Act and the regulations promulgated thereunder; and failure to take appropriate steps to accomplish such actions as the SBA may have required for repeated non-substantive violations of the 1958 Act or the regulations promulgated thereunder.

      Under the fourth category if an SSBIC repeatedly fails to comply with any one or more of the non-substantive provisions of the 1958 Act or any non-substantive regulation promulgated thereunder, the SBA, after written notification to the SSBIC and until such condition is cured to the SBA's satisfaction, can deny additional leverage to such SSBIC and/or require such SSBIC to take such actions as the SBA may determine to be appropriate under the circumstances.


      (xi) An SSBIC is active if during the 18 months preceding its most recent fiscal year end, it made financings totalling not less than twenty (20%) percent of its private capital or its idle funds did not exceed twenty (20%) percent of its total assets at the end of its most recent fiscal year. The SBA by regulation made certain limited exceptions to this activity test.


      (xii) As part of the regulatory framework, SSBICs are subject to examinations by SBA agents at least bi-annually and are required to pay examination fees and maintain certain records, files, internal control programs and reports. Moreover, the SBA is authorized to suspend an SSBIC's license, issue cease and desist orders, remove officers and directors of an SSBIC, subpoena witnesses and records, apply for injunctions to the appropriate district court, and apply for further acts of enforcement to the appropriate U.S. Circuit Court of Appeals.

      (xiii) An SSBIC may not provide funds to a small concern if that concern is not engaged in a regular and continuous business operation.

The foregoing summary of certain requirements under the 1958 Act and regulations thereunder does not purport to be complete and investors are urged to consult the 1958 Act and regulations thereunder for more detailed information. See below under the heading "TAX CONSIDERATIONS" for a discussion of the taxation of SSBICs.

Registration Under the Investment Company Act of 1940

      The Company registered as an investment company under the 1940 Act for the year commencing July 1, 1988. Prior to such date, the Company was exempt from regulation under the 1940 Act. The 1940 Act imposes various substantive requirements upon registered investment companies, and compliance with these requirements can in many cases be time consuming, burdensome and expensive. These requirements include, but are not limited to, the following:

          (i) The Board of Directors of the Company must be composed of at least 40% of persons who are not "interested persons" as that term is defined in the 1940 Act (e.g. persons who are not affiliates, counsel, accountants, investment advisors of or to the Company).

          (ii) Any arrangement which provides for joint participation by the Company and any affiliate (as that term is defined in the 1940 Act) of the Company in any transaction, and Company loans to, purchases from, or sales to, any such affiliate must be approved in advance by the Commission.

          (iii) Any management advisory contract between the Company and an investment adviser must be (a) in writing, (b) initially approved by shareholders holding a "majority of the outstanding voting stock"(as defined in the 1940 Act) of the Company and annually thereafter by either the Company's Board of Directors or a majority of its outstanding voting stock, (c) non-assignable by the adviser, and(d) terminable by the directors or a majority of the voting shareholders upon 60 days' notice.

          (iv) The Company is required to prepare and file various annual and periodic reports and proxy materials with the Commission.

          (v) The Company's fundamental investment policies may not be changed without the approval of a "majority of the outstanding voting stock" (as defined in the 1940 Act). See "BUSINESS-Investment Policies."

          (vi) The Company is required to comply with special journal and ledger accounting rules and record-keeping requirements relating to all business transactions, and will be subject to inspections by representatives of the Commission without warning.

          (vii) The Company may not (i) issue more than one (l) class of stock senior to the Common Stock (the Company's preferred stock constitutes such a senior class), or (ii) issue warrants or rights unless they expire in 120 days or less and are issued ratably to all members of a class of voting securities.

          (viii) The Company must adopt a Code of Ethics which is designed to prevent insiders from competing with the Company for investments. The Code of Ethics must require that the Company maintain records of all security transactions of directors, officers and employees with information relating to the Company's investments. See "CONFLICTS OF INTEREST."

          (ix) Holders of 10% or more of any class of the Company's voting securities and its directors and officers are subject to short-swing profit liability under Section 16(b) of the Securities Exchange Act of 1934, as amended, for purchases and sales of securities of the Company within a six-month period of each other.

          (x) The Company may not issue any of its securities for services or property other than cash (except as a dividend or distribution to its shareholders or in connection with a reorganization).

          (xi) The Company may not sell any of its Common Stock for less than the current net asset value of such stock except, (a) with the consent of a majority of the holders of its Common Stock, (b) in connection with an offering to all holders of the Common Stock, (c) upon the exercise of an outstanding warrant or (d) upon the conversion of a convertible security in accordance with its terms.

      The foregoing summary of certain requirements of the 1940 Act does not purport to be complete and investors are urged to consult the 1940 Act for more detailed information.

Community Reinvestment Act

      The Community Reinvestment Act of 1977 ("CRA") requires the Comptroller of the Currency, the Federal Deposit Insurance Corporation, the Federal Reserve Board and the Office of Thrift Supervision to use their authority when examining financial institutions to encourage such institutions to help meet the credit needs of the local community in which they are chartered. Specifically, this Act requires each of these federal regulators to assess the institution's record of meeting the credit needs of its entire community, including low- and moderate-income neighborhoods, consistent with safe and sound operation of the institution, and to take such record into account in its evaluation of an application for a merger, acquisition, or deposit facility by such institution. Financial institutions covered by the CRA include banks, thrifts and savings and loans.

      In assessing CRA, agencies review an institution's performance to produce an overall composite rating based upon three major elements, lending, investing, and service. The lending test evaluates a bank's performance in helping to meet the credit needs of its service area(s) through its lending activities. In evaluating a bank's overall lending performance, the agency considers small business and small farm lending, as well as the geographic distribution of the bank's lending, particularly with respect to the number and amount of loans to low-, moderate-, middle-, and upper-income geographies in the bank's service area.

      The investment test evaluates the degree to which a bank is helping to meet the credit needs of its service area(s) through qualified investments. Qualified investments include, but are not limited to, organizations promoting small businesses, including SBICs and SSBICs. An agency will evaluate the investment performance of an institution based upon several factors: the dollar amount of qualified investments that directly address credit needs; the use of innovative or complex qualified investments to support community development initiatives; and the degree of responsiveness to credit and community economic development needs.

      The service test evaluates a bank's record of helping to meet the credit needs of the bank's service area(s) by analyzing both the availability and responsiveness of a bank's systems for delivering retail banking services and the extent and innovativeness of its community development services.

      Agencies assign a rating for an institution under the lending, investment, and service tests which then are combined to produce an overall rating under CRA. The overall rating of a bank, thrift or savings and loan may be positively affected as a consequence of equity investments in an SSBIC.

                               TAX CONSIDERATIONS

General

      The following discussion is based on the currently existing provisions of the Internal Revenue Code of 1986, as amended (the "Code") and the currently existing regulations thereunder. No assurance can be given that future legislation or administrative changes or court decisions will not significantly modify the statements expressed herein. The following discussion is only a general summary of some of the federal tax principles applicable to the Company and to an investment in the Company's Common Stock, and does not purport to be a complete description of the tax considerations applicable to such investment. Prospective investors should consult their own tax advisers with respect to the tax considerations which pertain to their purchase and ownership of the Company's Common Stock.

Taxation of a Regulated Investment Company

      Under Section 851 of the Code, a corporation which qualifies may elect to be taxed as a regulated investment company. A regulated investment company is generally not subject to federal income taxation at the corporate level to the extent its income is distributed to its shareholders, since it can deduct most dividends paid. The Company intends to continue to qualify as a regulated investment company. In order for the Company to qualify for the tax status of a regulated investment company for a given fiscal year, it must meet each of the following conditions for that fiscal year:

          (a) The Company must be a domestic corporation registered as a management company under the 1940 Act during the entire year.


          (b) At least 90% of the Company's gross income for the year, including its tax exempt interest income, but excluding losses from the sale or other disposition of stock or securities, must be derived from interest, gains on the sale or other disposition of stock or other securities, dividends, and payments with respect to securities loans.

          (c) Less than 30% of the Company's gross income including tax exempt interest income, but excluding losses from the sale or other disposition of stock or securities, must be derived from the sale or other disposition of securities held for less than three months.

          (d) At the close of each quarter, at least 50% of the value of the Company's total assets must be represented by cash, cash items (including receivables), government securities, securities of other regulated investment companies and other securities, subject to limitations on the extent to which the Company's holdings may be concentrated in the securities of a single issuer.

          (e) The Company must distribute as dividends at least 90% of its investment company taxable income (as defined in Code Section 852) as well as 90% of the excess of its tax-exempt income over certain disallowed tax-exempt interest deductions (the "Distribution Requirement").

      If the Distribution Requirement is satisfied, a regulated investment company may not be taxed on distributed income, provided all the other requirements are satisfied. Only undistributed income and undistributed net capital gain will be taxed at the ordinary income tax rates of Code Section 11 and the capital gains rates of Code Section 1201. The tax on undistributed ordinary income is really a tax on investment company taxable income calculated with the dividends paid deduction for ordinary dividends, while the capital gains tax is imposed against the excess of net capital gain over the dividends paid deduction determined with reference to capital gain dividends.

      A 4% non-deductible excise tax is imposed on a regulated investment company that fails to distribute in each calendar year an amount equal to 98% of ordinary taxable income for the calendar year and 98% of capital gain net income for the one-year period ended October 31 of such calendar year (or, at the election of a regulated investment company having a taxable year ending November 30 or December 31, for its taxable year). The Company intends to make sufficient distributions or deemed distributions of its ordinary taxable income and capital gain net income prior to the end of each calendar year to avoid liability for the excise tax. However, investors should note that the Company may in certain circumstances be required to liquidate portfolio investments to make sufficient distributions to avoid excise tax liability.

      If the Company fails to qualify as a regulated investment company, the Company's earnings will generally be subject to corporate income taxation, and distributions by the Company in the form of dividends will generally be taxed as ordinary income to its shareholders to the extent of the Company's current and accumulated earnings and profits.

Taxation of Shareholders of Regulated Investment Companies

      Regulated investment company shareholders also are taxed differently from shareholders in ordinary corporations. Usually, dividends are included in a shareholder's income as ordinary income, unless they are a return of capital distributions, which normally are nontaxable since they are a return of a shareholder's investment. For regulated investment company shareholders, dividends are classified as ordinary, capital gain or exempt interest, depending on the type of earnings of the regulated investment company from which they are paid.

      The portion of the dividend that represents a capital gains distribution is reportable as long-term capital gains by the shareholder, regardless of how long the shareholder may have owned the stock. Long-term capital gain distributions do not qualify for the corporate dividends received deduction. The capital gain dividends are taxed at the maximum rate of 28%, while ordinary income is taxed at the maximum rate of 39.6%.


      The portion of dividends that does not represent a capital gains distribution received by a corporate shareholder qualifies for the dividends received deduction to the extent the regulated investment company designates the amount distributed as an ordinary dividend, and the aggregate amount received does not exceed the aggregate amount of dividends received by the regulated investment company. In general, where aggregate dividends by a regulated investment company are less than 75% of its gross income for such taxable year, part of the ordinary income dividends paid by a regulated investment company will qualify for the dividend received deductions available to corporate shareholders, but only in the same ratio that the regulated investment company's dividend income from domestic corporations for a taxable year bears to its gross income for such year (excluding from the regulated investment company's gross income gain from the sale or other disposition of stock or other securities). Based on the plans of the Company to enter into transactions that will result in interest income, it is unlikely that any part of the ordinary dividends payable by the Company will qualify for the exclusion for the dividends received deduction.


      Dividends declared and payable by a regulated investment company in October, November, or December are treated as paid on December 31 even though they are actually paid in January. In addition, dividends that are declared prior to the time that a regulated investment company is required to file its tax return for a taxable year and that are distributed within 12 months following the close of a taxable year (but not later than the date of the first regular dividend payment made after the declaration) may be treated for purposes of the dividend paid deduction, at the election of the regulated investment company, as having been paid in that prior taxable year (such dividends are treated as having been received by shareholders in the year of distribution).

      The Company will advise the shareholders annually as to the federal income tax consequences of distributions made (or deemed made) during the year. The Company will be required in certain cases to withhold and remit to the U.S. Treasury 31% of ordinary income dividends and capital gain dividends, and the proceeds of redemption of shares, paid to any shareholder (1) who has provided either an incorrect tax identification number or no number at all, (2) who is subject to backup withholding by the IRS for failure to report the receipt of interest or dividend income properly, or (3) who has failed to certify to the Company that it is not subject to backup withholding or that it is a corporation or other "exempt recipient."

Special Provisions of the Code Applicable to SSBICs and Shareholders of SSBICs

      The Company and its shareholders should qualify for the following tax benefits which are ordinarily not available to corporations not licensed as SSBICs and their shareholders:

          1. Under Section 1243 of the Code, the Company would be entitled to ordinary rather that capital loss treatment for losses sustained with respect to stock derived from convertible debentures of small business corporations. Because the Company does not presently intend to purchase convertible debentures, however, this potential benefit is not likely to be of practical significance to investors.

          2. Under Section 582 of the Code, the Company would be entitled to ordinary rather than capital loss treatment for losses sustained with respect to debt instruments.


          3. Under Section 1242 of the Code, except for a short sale of stock, the Company's shareholders would be entitled to take an ordinary rather than a capital loss deduction on losses resulting from the worthlessness or the sale or exchange of the Company's Common Stock.


Other Potentially Applicable Code Provisions

      (a) Pass-Through of Itemized Deductions

      Pursuant to Code Section 67(a), the miscellaneous itemized deductions of an individual taxpayer will only be allowed as a deduction to the extent that such miscellaneous itemized deductions exceed two (2%) percent of the taxpayer's adjusted gross income (generally, gross income less trade or business expenses).
Section 67(c) of the Code provides that, pursuant to Treasury regulations, the limit on such itemized deductions will, to a certain extent, apply to a shareholder of regulated investment companies as if the shareholder had earned his share of the Company's income and incurred his share of the expenses of the Company directly. The 2% floor on itemized deductions does not apply to a "publicly-traded" regulated investment company. A "publicly offered regulated investment company" means a regulated investment company the shares of which are continuously offered pursuant to a public offering, regularly traded on an established securities market or held by no fewer than 500 persons at all times during the taxable year. If the Company does not qualify as a publicly traded investment company, the 2% floor on itemized deductions will apply to shareholders of the Company with respect to Company expenses. As a result, each shareholder would be treated, pursuant to applicable Treasury Regulations, as including both an amount of income and an expense, that must be claimed subject to the above described limitations, equal to a portion of the Company's expenses. The impact of this provision upon a shareholder of the Company, if it were to apply, depends not only upon his share of the Company's income and expenses but also depends upon the shareholder's income and expenses from other sources. Each shareholder should consult his tax advisor regarding the potential application of Code Section 67 and other provisions of the Code that limit the deduction of itemized deductions by individuals.

      (b) Deferral of Capital Gains


      Under Code Section 1044, Subchapter C corporations and individuals (not estates, trusts, partnerships or S corporations) may elect to defer recognition of capital gain realized on the sale of publicly traded securities if the taxpayers use the sales proceeds within 60 days to purchase common stock or a partnership interest in an SSBIC. The amount of gain an individual may elect to roll over for a tax year is limited to the lesser of (1) $50,000, or (2) $500,000 reduced by any gain previously excluded under this provision ($25,000 and $250,000, respectively, for married individuals filing separately). For C corporations, the annual and cumulative limits are increased to $250,000 and $1 million, respectively. To the extent that sales proceeds exceed the cost of the SSBIC common stock or partnership interest, gain must be currently recognized. Recognition of ordinary gain may not be deferred. This election is made by a shareholder on Schedule D on his Form 1040 federal income tax return for the year in which the securities are sold.

      For purposes of Section 1044 of the Code, the term "publicly traded securities" means securities which are traded on an established securities market. The taxpayer's basis in the SSBIC stock or partnership interest is reduced, by the amount of any unrecognized gain on the sale of the securities.

      Each investor before making an investment should consult with his accountant or tax advisor as to the potential application of the tax benefits available under Code Section 1044. Each shareholder should note that his holding period in the Company's Common Stock begins upon the purchase of the Common Stock with no inclusion in such holding period for the time he held the publicly-traded securities. If a shareholder sells the Common Stock and realizes a gain or loss upon such sale, such gain or loss will be a long-term capital gain or loss, if the shareholder held such Common Stock for more than one year.


      (c) Exclusion for Gain from Sale of Small Business Stock

      Code Section 1202, as a manner of encouraging investment in new ventures and specialized small business investment companies, grants relief to investors who risk their funds in these businesses. Non-corporate investors may exclude up to fifty (50%) percent of the gain they realize on the disposition of qualified small business stock issued after August 10, 1993, and held for more than five
(5) years. The amount of gain eligible for the fifty (50%) percent exclusion is subject to per issuer limits. The exclusion is available to taxpayers who own eligible stock for five (5) years in a qualified corporation that actively conducts a qualified trade or business and that meets a maximum gross assets test.

      However, if an individual utilizes Code Section 1044 to defer recognition of capital gain on the sale of publicly traded securities and then invests those funds in qualified small business stock, the deferred gain would not be eligible for the fifty (50%) percent exclusion, although the appreciation occurring after the purchase of the qualified small business stock would be eligible for such fifty (50%) percent exclusion.

State and Local Taxes


      The foregoing discussion relates only to federal income tax matters. The Company and its shareholders will also be subject to state and local taxation. Investors should consult their own tax advisers with respect to the state and local tax consequences to them of the above-described transactions.

                 DESCRIPTION OF CAPITAL STOCK AND LONG-TERM DEBT


      The Company has 13,000,000 shares, of which 10,000,000 shares are four (4%) percent preferred stock having a par value of $1.00 each ("4% Preferred Stock") and 3,000,000 shares are common stock having a par value of $.01 each (the "Common Stock").


Common Stock

      Each share of Common Stock is entitled to one vote on all matters submitted to a vote of shareholders. The Common Stock does not have cumulative voting rights, which means that the holders of a majority of the outstanding shares of Common Stock may elect all of the directors of the Company. The Common Stock does not have any pre-emptive rights.

      All shares of the Common Stock outstanding upon the completion of this offering and upon payment therefor will be fully paid and nonassessable. Upon liquidation, dissolution or winding up of the affairs of the Company, its assets remaining after provision for payment of creditors and holders of preferred stock, would be distributed pro rata among holders of the Common Stock.

      Dividends may be paid in cash or stock to the holders of the Common Stock when and if declared by the Board of Directors out of funds legally available therefor, but only after the Company has paid all cumulated dividends then in arrears on its preferred stock. In order to qualify as a "regulated investment company" for federal income tax purposes, the Company is required to distribute annually as dividends at least 90% of its taxable income, to the extent earned. As of March 1, 1996, the Company had issued an outstanding 548,344 shares of Common Stock with 156 holders of record.

Preferred Stock

      Shares of 4% Preferred Stock may be issued only to the SBA. The shares are nonvoting and four (4%) percent dividends thereon are preferred and cumulative. Such shares have a mandatory 15 year redemption requirement.

      Since the Company, in order to continue to qualify as a "regulated investment company," will be required to make dividend distributions to its shareholders, the Company will be required to pay the cumulative dividend on its preferred stock on a current basis, to the extent funds are available for such purpose. Prior to any liquidation or redemption or repurchase of Common Stock, the SBA, as the holder of the preferred stock, will be entitled to the payment of the par value of such shares, and to the payment of all cumulative dividends then in arrears. Pursuant to SBA regulations, in order to continue to qualify for the issuance of preferred stock to the SBA, the Company amended its certificate of incorporation to consent in advance to the

SBA's right to require the removal of officers and directors and to the appointment of the SBA or its prior designee as receiver of the Company upon the occurrence of certain events of default. See "FEDERAL REGULATION-Regulation Under the Small Business Investment Act of 1958." As of the date hereof, the Company had issued and outstanding 1,410,000 shares of 4% Preferred Stock.

      The Company previously had 1,520,000 shares of 3% Preferred Stock outstanding and held by the SBA. Such shares were repurchased by the Company in 1993 at a substantial discount. See "BUSINESS--Specialized Small Business
Investment Companies." The Company subsequently amended its certificate of incorporation reclassifying such shares as 4% Preferred Stock.

Long-Term Debt


      The Company's only long-term debt is its subordinated debentures, issued to, or guaranteed by the SBA, of which $4,360,000 were outstanding on the date hereof. The subordinated debentures bear interest ranging from 4.51% to 11.125% per annum and have varying maturities from May 1996 to December 2005. No principal payments are required until maturity. The subordinated debentures are not convertible and have no sinking fund provisions. The subordinated debentures are unsecured and subordinated to all other debt of the Company, but have a priority over the Common Stock of the Company upon any dissolution, winding-up, liquidation or reorganization. As a result of the issuance of subordinated debentures, the Company was required to amend its certificate of incorporation granting the SBA certain rights including, but not limited to, the right to accelerate payment of the subordinated debentures, appoint the SBA or its designee as receiver of the Company, and the right to remove officers and directors of the Company upon the occurrence of certain events of default. See "FEDERAL REGULATION--Regulation Under the Small Business Investment Act of 1958."


Shares Eligible for Future Sale


      The Company will have 1,248,344 shares of Common Stock outstanding if the Minimum Offering is consummated and 2,248,344 if the Maximum Offering is consummated. Of the 548,344 issued and outstanding shares prior to this offering, 411,084 shares are owned by officers, directors and persons owning at least two percent of the outstanding shares after giving effect to the sale of shares offered hereby. Such shares are subject to lock-up agreements which prohibit their sale for a period ending May 2, 1997. Thereafter, 96,586 of such shares may be sold without restriction at any time and 314,498 of such shares may be sold subject to certain volume limitations under Rule 144 promulgated under the Securities Act. In general, under Rule 144 as currently in effect, a person (or persons whose shares are aggregated) who has beneficially owned restricted securities for at least two years is entitled to sell within any three-month period a number of shares that does not exceed the greater of one percent of the then outstanding shares of Common Stock or the average weekly trading volume of the Common Stock during the four calendar weeks preceding such sale. Sales under Rule 144 are also subject to certain manner-of-sale provisions, notice requirements and the availability of current public information about the Company. A person, however, who is not deemed to be an affiliate of the Company at any time during the three months preceding a sale, and who has beneficially owned restricted securities last acquired from the Company or an affiliate of the Company over three years previously, would be entitled to sell such shares under Rule 144(k) without regard to volume limitations or other restrictions.


Transfer Agent

      The transfer agent for the Common Stock will be Continental Stock Transfer and Trust Company, 2 Broadway, New York, New York 10004.

                              PLAN OF DISTRIBUTION

      The shares of Common Stock offered hereby are being offered on a best efforts basis by the Dealer Manager, whose office is at 2 Broadway, New York, New York 10004.


      The Dealer Manager has agreed, subject to the terms and conditions contained in the Selling Agreement, to offer up to 1,700,000 shares of Common Stock to the public at the offering price set forth on the cover page of this Prospectus. The purchase price must be paid upon subscription. All payments shall be made by check payable to The Merchants Bank of New York, as agent for Freshstart Venture Capital Corp., pending attainment of at least the Minimum Offering and up to the Maximum Offering. Interest on escrow funds will be paid to the Company. If at least the Minimum Offering of 700,000 shares of Common Stock is not attained by April 30, 1996 (unless extended up to May 10, 1996 by mutual agreement of the Company and the Dealer Manager), all funds will be returned to investors without interest. The Dealer Manager will conduct one closing of up to the Maximum Offering. The Dealer Manager may enter into selling agreements with certain Broker/Dealers who are members of the NASD for sale of the shares and will pay a $.43 sales commission per share to such Broker/Dealers.

      The Company has agreed to pay to the Dealer Manager a non-accountable expense allowance of two (2%) percent of the gross proceeds of this offering.

      In order to diversify its portfolio by making loans to small independent supermarket businesses, while maintaining the historical credit quality and return that the Company has achieved, the Company will enter into an agreement with Hayward, Lake Capital Corp. ("HLC" ) upon the Closing. HLC is a recently organized company whose management has had extensive experience in providing financial consulting services to the supermarket industry. The shareholders of HLC are an officer of and a consultant to the Dealer Manager. Pursuant to its agreement with the Company, HLC will identify and present loan opportunities to the Company, which presentations will include among other things credit research and analysis and asset valuation. The Company will have no obligation to commit to any loan opportunity presented to it by HLC and will evaluate every such opportunity to determine its suitability. In the event the Company determines to make a loan presented by HLC to the Company, HLC will assist in closing and servicing the loan. For any such loan made by the Company, HLC will receive a fee not to exceed three (3%) percent of the principal amount of the loan, which fee shall be payable by the borrower at closing. HLC will also be responsible for servicing these loans and will receive a fee not to exceed one-half of one (.5%) percent of the principal amount of each loan annually payable from amounts collected under the loan. HLC will bear all of its own expenses associated with originating, closing and servicing loans.


      The Company has agreed to indemnify the Dealer Manager against certain civil liabilities, including liabilities under the federal securities laws. However, such indemnification is subject to the provisions of Section 17(1) of the Investment Company Act which provides, in part, that no agreement shall contain a provision which protects or purports to protect an underwriter of an investment company against any liability to such company or its security holders to which it would otherwise be subject due to its misfeasance, bad faith or gross negligence in the performance of its duties, or reckless disregard of its obligations and duties under such agreement.


      It is anticipated that the Common Stock will be listed on the Nasdaq SmallCap Market under the symbol "FSVC" and on the Boston Stock Exchange under the symbol "FSV". Such listing will be effective upon the Closing of the offering which shall be not less than the Minimum Offering and up to the Maximum Offering. There will be one closing.


                                  LEGAL MATTERS

     Certain legal matters in connection with the offering will be passed upon for the Company by Stursberg & Veith, New York, New York. C. Walter Stursberg, Jr., a member of such firm, owns 222 shares of Common Stock. Certain legal matters in connection with the offering will be passed upon for the Dealer Manager by Reid & Priest LLP, New York, New York.

                                     EXPERTS


      The financial statements of Freshstart Venture Capital Corp. as of May 31, 1995 and for each of the three years then ended included in the Prospectus, have been audited by Michael C. Finkelstein &Co., independent accountants, as stated in their report dated July 27, 1995 and are included herein in reliance upon such report given upon their authority as experts in accounting and auditing.

      With respect to the unaudited financial statements of Freshstart Venture Capital Corp. for the six months ended November 30, 1995 and 1994, respectively and as of each such date Michael C. Finkelstein & Co., has reported that they have applied limited procedures in accordance with professional standards for a review of such information. However, their separate report included herein states that they did not audit and they do not express an opinion on such unaudited financial statements. Accordingly, the degree of reliance on their report on such information should be restricted in light of the limited nature of the review procedures applied. With respect to such unaudited financial statements, Michael C. Finkelstein & Co. is not subject to the liability provisions of Section 11 of the Securities Act for their report on the November 30, 1994 and 1995 unaudited financial statements because that report is not a "report" or a "part" of the registration statement prepared or certified by the accountants within the meaning of Sections 7 and 11 of the Securities Act.


                                    CUSTODIAN

      The Company currently acts as a self-custodian of its portfolio securities in compliance with applicable regulations promulgated under the 1940 Act, although the Company reserves the right to appoint a third party custodian in the future.

                             ADDITIONAL INFORMATION

      The Company has filed with the SEC, 450 Fifth Street, N.W., Washington, D.C. 20549, a Registration Statement on Form N-5 with respect to the securities offered hereby. This Prospectus, which is part of the Registration Statement, does not contain all of the information included in the Registration Statement and the exhibits and schedules thereto. For further information with respect to the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto which may be inspected, without charge, at the SEC, or copies of which may be obtained from the SEC in Washington, D.C., upon payment of the requisite fees. Statements contained in this Prospectus as to the content of any contract or other document referred to are not necessarily complete, and where such contract or other document is an exhibit to the Registration Statement, each such statement is deemed to be qualified in all respects by reference to the provisions of the exhibit.

                          INDEX OF FINANCIAL STATEMENTS


                                                                                     Page
                                                                                     ----

Independent  Auditor's  Report ...................................................   F-2

Statements of Financial Position of Freshstart Venture Capital Corp. as of
    May 31, 1994 and 1995 and November 30, 1994 and 1995 .........................   F-6

Statements of Operations for the years ended May 31, 1993, 1994 and 1995
    and the six months ended November 30, 1994 and 1995 ..........................   F-8

Statements of Stockholders' Equity for the Years Ended May 31, 1993, 1994 and 1995
    and the six months ended November 30, 1994 and 1995 ..........................   F-9

Statements of Cash Flows for the Years Ended May 31, 1993, 1994 and 1995
    and the six months ended November 30, 1994 and 1995 ..........................   F-10

Notes to the  Financial  Statements ..............................................   F-11

Supplemental  Schedules ..........................................................   F-18

Selected  Per Share  Data and Ratios .............................................   F-19



                           Accountant's Review Report



Board of Directors
Freshstart Venture Capital Corp.



We have reviewed the accompanying Statements of Financial Position of Freshstart Venture Capital Corp. as of November 30, 1994 and 1995, including the schedule of loans receivable as of November 30, 1995, and the related statements of operations, stockholders' equity and cash flows for the six month periods then ended. These financial statements are the responsibility of the Company's management.

We conducted our review in accordance with standards established by the American Institute of Certified Public Accountants. A review of interim financial statements consists principally of obtaining an understanding of the system for the preparation of the interim financial data and making inquiries of persons responsible for financial and accounting matters. It is substantially less in scope than an examination in accordance with generally accepted auditing standards, the objective of which is the expression of an opinion regarding the financial statements taken as a whole. Accordingly, we do not express such an opinion.

As discussed more fully in Note 1 to the financial statements, securities amounting to $8,153,884 and $8,553,304 as of November 30, 1994 and 1995
respectively (255% and 266% of net assets, respectively) have been valued at fair value as determined by the Board of Directors.

We have reviewed the procedures used by the Board of Directors in arriving at its estimate of fair value of such securities and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate.

However, because of the inherent uncertainty of valuation, those estimated fair values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.

Our review was made for the purpose of expressing limited assurance that there are no material modifications that should be made to the financial statements in order for them to be in conformity with generally accepted accounting principles. The information included in the accompanying supplementary schedules is presented only for supplementary analytical purposes. Such information has been subjected to the inquiry and analytical procedures applied in the review of the basic financial statements and we are not aware of any material modifications that should be made thereto.

The financial statements presented for the years ended May 31, 1993, 1994 and 1995 were audited by us and we expressed unqualified opinions on them in our audit report dated July 25, 1995, which is included herein, but we have not performed any auditing procedures since that date.



                                           Michael C. Finkelstein
                                           Certified Public Accountant


New York, New York
December 29, 1995

                          Independent Auditor's Report



Board of Directors
Freshstart Venture Capital Corp.

     We have audited the accompanying statements of financial position of Freshstart Venture Capital Corp. (the "Company"), as of May 31, 1994 and 1995 and the related statements of operations, stockholders' equity and cash flows for each of the three years in the period ended May 31, 1995 and selected per share data and ratios for each of the five years in the period ended May 31, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

     We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

     As described in Note 2, these financial statements were prepared in conformity with the accounting practices prescribed by the Small Business Administration, which provide for specific allocations of certain types of income to specific capital accounts. As explained in Note 2, the financial statements include securities valued at $7,728,998 and $8,132,484 on May 31, 1994 and 1995 (244% and 257%, respectively of net assets), whose values have been estimated by the Board of Directors in the absence of readily ascertainable market values

We have reviewed the procedures used by the Board of Directors in arriving at its estimate of value of such securities and have inspected underlying documentation, and, in the circumstances, we believe the procedures are reasonable and the documentation appropriate. However, because of the inherent uncertainty of valuation, those estimated values may differ significantly from the values that would have been used had a ready market for the securities existed, and the differences could be material.


     In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of May 31, 1993, 1994 and 1995 and the results of its operations and its cash flows for the three years then ended in conformity with generally accepted accounting principles.




                                           Michael C. Finkelstein
                                           Certified Public Accountant


New York, New York
July 27, 1995

                        FRESHSTART VENTURE CAPITAL CORP.
                        STATEMENTS OF FINANCIAL POSITION



                                     ASSETS


                                                                                     May 31,                     November 30,
                                                                               1994           1995           1994           1995
                                                                           --------------------------    --------------------------
                                                                                                                 (unaudited)
Loans Receivable - Long Term Portion (Notes 2 and 3) ...................   $ 7,907,157    $ 8,313,042    $ 8,334,442    $ 8,733,862
Less:  Unrealized Depreciation on Loans Receivable (Note 3) ............      (178,159)      (180,558)      (180,558)      (180,558)
                                                                           -----------    -----------    -----------    -----------
                                                                             7,728,998      8,132,484      8,153,884      8,553,304

Less:  Current Maturities - Loans Receivable ...........................     1,183,510      1,140,416      1,250,166      1,282,996
                                                                           -----------    -----------    -----------    -----------
    Total Loans Receivable - Net of Current Maturities .................     6,545,488      6,992,068      6,903,718      7,270,308
                                                                           -----------    -----------    -----------    -----------
Assets Acquired in Liquidation of
  Loans Receivable (Note 4) ............................................       161,631         13,344         12,631         13,344
                                                                           -----------    -----------    -----------    -----------

CURRENT ASSETS
Cash (Note 15) .........................................................       469,885        745,359        804,280        214,973
Accrued Interest (Notes 2 and 3) .......................................        86,512         71,497         71,178         89,913
Current Maturities - Loans Receivable ..................................     1,183,510      1,140,416      1,250,166      1,282,996
Prepaid Expenses and Other Assets ......................................        44,339        236,088        205,234        273,750
                                                                           -----------    -----------    -----------    -----------
    Total Current Assets ...............................................     1,784,246      2,193,360      2,330,858      1,861,632
                                                                           -----------    -----------    -----------    -----------

Fixed Assets - Net of Accumulated Depreciation
  of $10,852, $12,722, $11,255 and $14,328, respectively (Note 2) ......         2,906          3,614          4,045         23,599
                                                                           -----------    -----------    -----------    -----------
    Total Assets .......................................................   $ 8,494,271    $ 9,202,386    $ 9,251,252    $ 9,168,883
                                                                           ===========    ===========    ===========    ===========


                     See Accountants' Review Report and Accompanying Notes to the Financial Statements



                        FRESHSTART VENTURE CAPITAL CORP.
                        STATEMENTS OF FINANCIAL POSITION




                      LIABILITIES AND STOCKHOLDERS' EQUITY

                                                                                     May 31,                     November 30,
                                                                               1994           1995           1994           1995
                                                                           --------------------------    --------------------------
                                                                                                                 (unaudited)
LONG TERM DEBT:
Debentures Payable to SBA (Note 6)                                         $ 4,340,000    $ 4,340,000    $ 4,340,000    $ 4,360,000
4% Cumulative, 15 Year Redeemable Preferred Stock (Note 7)                     650,000      1,410,000      1,410,000      1,410,000

                                                                           -----------    -----------    -----------    -----------
    Total Long Term Debt                                                     4,990,000      5,750,000      5,750,000      5,770,000
                                                                           -----------    -----------    -----------    -----------
CURRENT LIABILITIES:
Loans Payable - Line of Credit (Note 5)                                         34,488          5,000          5,000          5,000
Accrued Interest                                                               117,666        128,330        128,775        127,631
Other Current Liabilities                                                       36,488         37,512         30,261         31,761
Dividends Payable (Note 9)                                                     144,603        112,802        144,603         14,100

                                                                           -----------    -----------    -----------    -----------
    Total Current Liabilities                                                  333,245        283,644        308,639        178,492
                                                                           -----------    -----------    -----------    -----------
    Total Liabilities                                                        5,323,245      6,033,644      6,058,639      5,948,492
                                                                           -----------    -----------    -----------    -----------

Commitments and Contingencies (Notes 14, 15 and 17)                                --             --             --             --

STOCKHOLDERS' EQUITY:
4% Cumulative, 15 Year Redeemable Preferred Stock - $1 Par
  Value:  5,000,000 Shares Authorized, 650,000 and 1,410,000
  Shares Issued and Outstanding, respectively (See Long
  Term Debt) (Note 7)                                                              --             --             --             --

3% Cumulative Preferred Stock - $1 Par Value: 1,520,000
  Shares Authorized, No Shares Issued and Outstanding (Note 8)                     --             --             --             --


Common Stock - $.01 Par Value:  1,000,000 Shares
  Authorized, 548,344 Shares Issued and Outstanding (Note 12)                    5,483          5,483          5,483          5,483

Additional Paid in Capital (Note 8)                                          2,385,601      2,576,601      2,481,101      2,672,102
Retained Earnings                                                               15,944         13,660         37,531         65,307
Restricted Capital - Realized Gain on Redemption (Note 8)                      763,998        572,998        668,498        477,499
                                                                           -----------    -----------    -----------    -----------
    Total Stockholders' Equity                                               3,171,026      3,168,742      3,192,613      3,220,391
                                                                           -----------    -----------    -----------    -----------

    Total Liabilities and Stockholders' Equity                             $ 8,494,271    $ 9,202,386    $ 9,251,252    $ 9,168,883
                                                                           ===========    ===========    ===========    ===========

Net Assets Per Share                                                       $      5.78    $      5.78    $      5.82    $      5.88
                                                                           ===========    ===========    ===========    ===========


                     See Accountants' Review Report and Accompanying Notes to the Financial Statements



                        FRESHSTART VENTURE CAPITAL CORP.
                            STATEMENTS OF OPERATIONS



                                                                                                               Six Months Ended
                                                                         Years Ended May 31,                      November 30,
                                                              1993            1994            1995            1994            1995
                                                          ------------------------------------------      --------------------------
                                                                                                                 (unaudited)
REVENUE:
Interest  Earned on Outstanding Receivables               $1,071,111      $1,033,638      $  996,534      $  503,528      $  500,412
Interest Income-Idle Funds                                    29,980           9,433           8,750           5,987           3,949
                                                          ----------      ----------      ----------      ----------      ----------
    Total Revenue (Note 2)                                 1,101,091       1,043,071       1,005,284         509,515         504,361
                                                          ----------      ----------      ----------      ----------      ----------
EXPENSES:

Interest (Note 6)                                            326,841         315,213         322,806         156,479         159,411
Professional Fees                                             48,684          62,629          45,415          22,212          23,953
Officers' Salaries (Note 11 and 13)                          145,146         145,146         145,146          72,573          72,573
Other Salaries (Note 11)                                      37,965          35,586          35,472          18,074          15,215
Other Operating Expenses                                      74,132          90,958          89,353          48,572          40,282
Pension Expense (Notes 10 and 11)                             18,311          18,073          17,942           8,921           8,591
Depreciation and Amortization (Note 2)                         4,551           5,605           5,999           2,871           4,353
                                                          ----------      ----------      ----------      ----------      ----------
    Total Expenses                                           655,630         673,210         662,133         329,702         324,378
                                                          ----------      ----------      ----------      ----------      ----------
Net Investment Income                                        445,461         369,861         343,151         179,813         179,983
Unrealized Depreciation in Value of
  Investments (Notes 2 and 3)                                 86,456          78,161           2,399          11,880            --
                                                          ----------      ----------      ----------      ----------      ----------
                                                             359,005         291,700         340,752         167,933         179,983
PROVISION FOR TAXES:

Current Income Taxes (Note 2)                                    729             985           1,836           1,743           1,433
                                                          ----------      ----------      ----------      ----------      ----------
    Net Income                                            $  358,276      $  290,715      $  338,916      $  166,190      $  178,550
                                                          ==========      ==========      ==========      ==========      ==========
Earnings Per Share of Common Stock (Note 2)               $      .61      $      .48      $      .54      $      .28      $      .30
Dividends Paid Per Share
    Of Common Stock                                       $      .60      $      .48      $      .54      $      .24      $      .18
                                                          ----------      ----------      ----------      ----------      ----------
Weighted Average Shares of Common Stock

    Outstanding                                              548,344         548,344         548,344         548,344         548,344
                                                          ==========      ==========      ==========      ==========      ==========


                     See Accountants' Review Report and Accompanying Notes to the Financial Statements



                        FRESHSTART VENTURE CAPITAL CORP.
                        STATEMENT OF STOCKHOLDERS' EQUITY


                                                                                                             Six Months Ended
                                                                          Years Ended May 31,                  November 30,
                                                                1993           1994           1995          1994            1995
                                                            -----------    -----------    -----------    -----------    -----------
                                                                                                                 (unaudited)
3% Cumulative Preferred Stock - $1 Par
    Value:  1,520,000 Shares Authorized,
    1,520,000 Shares Issued and Outstanding                 $ 1,520,000    $      --      $      --      $      --      $      --
Redemption of Preferred Stock (Note 8)                       (1,520,000)          --             --             --             --
                                                            -----------    -----------    -----------    -----------    -----------
    Balance, End of Period                                         --             --             --             --             --
                                                            -----------    -----------    -----------    -----------    -----------
4% Cumulative, 15 Year Redeemable Preferred
    Stock - $1 Par Value:  5,000,000 Shares
    Authorized, 650,000 and 1,410,000 Shares Issued
    and Outstanding (See Long Term  Debt) (Note 7)                 --             --             --             --             --
                                                            -----------    -----------    -----------    -----------    -----------
Common Stock - $.01 Par Value: 1,000,000
    Shares Authorized, 548,344 Shares
    Issued and Outstanding                                        5,483          5,483          5,483          5,483          5,483
                                                            -----------    -----------    -----------    -----------    -----------
Additional Paid in Capital - Beginning of Period              2,204,262      2,194,602      2,385,601      2,385,601      2,576,601
Private Placement Costs (Note 12)                                (9,660)          --             --             --             --
Amortization of Restricted Capital (Note 8)                        --          190,999        191,000         95,500         95,501
                                                            -----------    -----------    -----------    -----------    -----------
Additional Paid in Capital - End of Period                    2,194,602      2,385,601      2,576,601      2,481,101      2,672,102
                                                            -----------    -----------    -----------    -----------    -----------
Retained Earnings
Balance, Beginning of Period                                     11,164         14,435         15,944         15,944         13,660
Net Income                                                      358,276        290,715        338,916        166,190        178,550
Dividends Paid and Accrued                                     (355,005)      (289,206)      (341,200)      (144,603)      (126,903)
                                                            -----------    -----------    -----------    -----------    -----------
    Balance, End of Period                                       14,435         15,944         13,660         37,531         65,307
                                                            -----------    -----------    -----------    -----------    -----------
Restricted Capital
Gain on Redemption of 3% Preferred Stock                        954,997        954,997        763,998        763,998        572,998
Amortization of Gain                                               --         (190,999)      (191,000)       (95,500)       (95,499)
                                                            -----------    -----------    -----------    -----------    -----------
    Balance, End of Period (Note 8)                             954,997        763,998        572,998        668,498        477,499
                                                            -----------    -----------    -----------    -----------    -----------
Total Stockholders' Equity                                  $ 3,169,517    $ 3,171,026    $ 3,168,742    $ 3,192,613    $ 3,220,391
                                                            ===========    ===========    ===========    ===========    ===========



             See Accountants' Review Report and Accompanying Notes
                           to the Financial Statements

                        FRESHSTART VENTURE CAPITAL CORP.
                            STATEMENTS OF CASH FLOWS


                                                                                                            Six Months Ended
                                                                       Years Ended May 31,                    November 30,
                                                            1993           1994           1995           1994           1995
                                                        -----------    -----------    -----------    -----------    -----------
                                                                                                              (unaudited)
CASH FLOWS PROVIDED (USED) BY OPERATING ACTIVITIES:
Net Income                                              $   358,276    $   290,715    $   338,916    $   166,190    $   178,550
Depreciation and Amortization Expense                         4,551          5,605          5,999          2,870          4,353
Provision for Losses on Loans Receivable                     86,456         78,161          2,399         11,880           --
Decrease (Increase) in Accrued Interest                      34,362         31,540         15,015         15,334        (18,416)
Decrease (Increase) in Other Assets                         (22,850)        (8,346)      (195,878)      (162,959)       (40,409)
Increase (Decrease) in Accrued Liabilities                  390,230       (201,386)       (20,113)       149,485         (6,450)
Dividends Paid and Accrued                                 (355,005)      (289,206)      (341,200)      (289,206)      (225,604)
                                                        -----------    -----------    -----------    -----------    -----------
Net Cash Provided (Used) by Operating Activities            496,020        (92,917)      (194,862)      (106,406)      (107,976)
                                                        -----------    -----------    -----------    -----------    -----------
CASH FLOWS PROVIDED (USED) BY INVESTING ACTIVITIES:
Increase in Loans Receivable                             (3,661,105)    (3,179,900)    (3,626,250)    (2,178,000)    (2,244,750)
Repayment of Loans Receivable                             3,841,014      3,497,946      3,259,799      1,776,116        490,760
Increase in Loan Participations                             169,500         66,000        125,000         50,000      1,342,500
Repayment of Loan Participations                           (587,548)      (180,689)      (164,434)      (101,967)        (9,330)
Increase in Fixed Assets                                       --           (1,475)        (2,578)        (1,945)       (21,592)
Decrease (Increase) in Assets Acquired in Liquidation        (1,900)      (167,510)       148,287        166,085           --
                                                        -----------    -----------    -----------    -----------    -----------
Net Cash Provided (Used) by Investing Activities           (240,039)        34,372       (260,176)      (289,711)      (442,412)
                                                        -----------    -----------    -----------    -----------    -----------
CASH FLOWS (USED) PROVIDED BY FINANCING ACTIVITIES:
Redemption of 3% Preferred Stock                         (1,520,000)          --             --             --             --
Increase (Decrease) in Line of Credit                    (1,538,700)      (300,000)       (29,488)       (29,488)          --
Private Placement Costs                                      (9,660)          --             --             --             --
(Decrease) Increase in Restricted Capital                   954,997       (190,999)      (191,000)       (95,500)       (95,499)
Increase in Debenture Payable to SBA                      1,300,000           --             --             --           20,000
Repayment of Subscription Deposits                           (6,314)          --             --             --             --
Sale of 4% Preferred Stock                                  650,000           --          760,000        760,000           --
Increase in Additional Paid in Capital                         --          190,999        191,000         95,500         95,501
                                                        -----------    -----------    -----------    -----------    -----------
Net Cash (Used) Provided by Financing Activities           (169,677)      (300,000)       730,512        730,512         20,002
                                                        -----------    -----------    -----------    -----------    -----------
Net Increase (Decrease) in Cash                              86,304       (358,545)       275,474        334,395       (530,386)
Cash Balance - Beginning of Period                          742,126        828,430        469,885        469,885        745,359
                                                        -----------    -----------    -----------    -----------    -----------
Cash Balance - End of Period                            $   828,430    $   469,885    $   745,359    $   804,280    $   214,973
                                                        ===========    ===========    ===========    ===========    ===========
SUPPLEMENTAL DISCLOSURES OF CASH FLOW INFORMATION:
CASH PAID DURING THE PERIOD FOR:

Interest                                                $   300,832    $   274,258    $   312,142    $   145,370    $   160,555
                                                        ===========    ===========    ===========    ===========    ===========
Taxes                                                   $       729    $       935    $     1,836    $     1,743    $     1,433
                                                        ===========    ===========    ===========    ===========    ===========


              See Accountants' Review Report and Accompanying Notes
                           to the Financial Statements

                        FRESHSTART VENTURE CAPITAL CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                     YEARS ENDED MAY 31, 1993, 1994 AND 1995
   (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED NOVEMBER 30, 1994 AND 1995)


NOTE 1  ORGANIZATION

        Freshstart Venture Capital Corp., a New York corporation (the "Company"), was formed on March 4, 1982 for the purpose of operating as a specialized small business investment company ("SSBIC"), licensed under the Small Business Investment Company Act of 1958 and regulated and financed in part by the U.S. Small Business Administration ("SBA"). The Company has also registered as an investment company under the Investment Company Act of 1940. The Company's business is to provide financing to persons who qualify under SBA regulations as socially or economically disadvantaged and to entities which are at least fifty (50%) percent owned by such individuals.

NOTE 2  SIGNIFICANT ACCOUNTING POLICIES

        The following is a summary of significant accounting policies applied by the Company in the preparation of its financial statements. The Company maintains its accounts and prepares its financial statements on the accrual basis of accounting in conformity with generally accepted accounting principles for investment companies.

        Valuation of Loans and Investments
        The Board of Directors has valued the investment portfolio based upon the cost of such investments, less a provision for loan losses. However, because of the inherent uncertainty of the valuation, the estimated values might otherwise be significantly higher or lower than values that would exist in a ready market for such loans, which market has not in the past and does not now exist. The provision for loan losses represents a good faith determination by the Board of Directors maintained at a level that, in its judgment, is adequate to absorb losses. The balance in the reserve account is adjusted periodically by the Board of Directors on the basis of the fair value of the collateral held and past loss experience. Approximately seventy four percent (74%) of the Company's loan portfolio consists of loans made for the financing of taxicab medallions and related assets. The remaining portion of the loans are made to various small commercial enterprises. Substantially all loans are collateralized by either NYC taxi medallions or real estate and the personal guarantees of the individual owners.

        Depreciation and Amortization
        Depreciation and amortization of furniture, fixtures and leasehold improvements is computed on the straight line method at rates adequate to allocate the costs of applicable assets over their expected useful lives.

        Recognition of Interest Income
        It is the Company's policy to record interest on loans and debt securities only to the extent that management and the Board of Directors anticipate such amounts may be collected. Interest on doubtful accounts and accounts which are 180 days past due is not recorded until actually received.

        Income Taxes
        The Company has elected to be taxed as a regulated investment company under the Internal Revenue Code. A regulated investment company can generally avoid taxation at the corporate level to the extent that ninety percent (90%) of its income is distributed to its stockholders. Therefore, no provision for federal income taxes has been made. The financial statements include provisions for New York State and local minimum taxes.

                        FRESHSTART VENTURE CAPITAL CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                     YEARS ENDED MAY 31, 1993, 1994 AND 1995
   (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED NOVEMBER 30, 1994 AND 1995)




NOTE 2  SIGNIFICANT ACCOUNTING POLICIES
(Continued)

        Earnings Per Share
        Earnings per share are based on a weighted average number of shares outstanding during the period, less accrued dividends on cumulative preferred stock.

        Assets Acquired in Liquidation of Portfolio Securities
        Assets acquired in liquidation of portfolio securities are carried at estimated net realizable value. Expenses incurred at the time of foreclosure are charged against the assets and adjusted to the estimated net realizable value. Subsequent reductions in estimated net realizable value are recorded as losses.

        Recently Issued Accounting Standards
        Statement of Financial Accounting Standards No. 114, "Accounting by Creditors for impairment of a Loan" ("SFAS 114") was issued in May 1993 and is effective for fiscal years beginning after December 15, 1994. SFAS 114 generally requires all creditors to account for impaired loans, except those loans that are accounted for at fair value or at the lower of cost or fair value, at the present value of expected future cash flows discounted at the loan's effective interest rate. As is expedient, creditors may account for impaired loans at the fair value of the collateral or at the observable market price of the loan if one exists. Due to the nature of the Company's loan portfolio, SFAS 114 is not expected to have a material effect on the Company's financial condition or results of operations.

        Other
        Certain information from the prior years has been reclassified to conform its presentation to the current financial statements.

NOTE 3  LOANS RECEIVABLE

        The Company's loan portfolio includes participations with other lenders as presented in the following schedule. The following is a breakdown of the outstanding loans receivable:


                                                                  May 31,                                   November 30,
                                                      1994                   1995                    1994                   1995
                                                  -----------------------------------           ------------------------------------
                                                                                                            (unaudited)
Outstanding Loans                                 $  8,282,961           $  8,649,412           $  8,658,279           $ 10,403,402
Loan Participations                                   (375,804)              (336,370)              (323,837)            (1,669,540)
                                                  ------------           ------------           ------------           ------------
Net Loans Outstanding                             $  7,907,157           $  8,313,042           $  8,334,442           $  8,733,862
                                                  ============           ============           ============           ============

                        FRESHSTART VENTURE CAPITAL CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                     YEARS ENDED MAY 31, 1993, 1994 AND 1995
   (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED NOVEMBER 30, 1994 AND 1995)


NOTE 3  LOANS RECEIVABLE
(Continued)


        Loans on non-accrual status as of November 31, 1994 and 1995, and were approximately $918,706 and $1,021,419, respectively. Additionally, the total amount of interest income not accrued was $417,018 and $398,343 during the years ended May 31, 1994 and 1995, and $346,982 and $478,847 during the six month periods ended November 30, 1994 and 1995, respectively.


NOTE 4  ASSETS ACQUIRED IN LIQUIDATION OF PORTFOLIO SECURITIES

        The Company foreclosed on two loans during the fiscal years ended May 31, 1994 and 1993. Both loans are collateralized by real estate. The Company's cost of the loans plus costs to obtain title to such properties is included in the carrying value of the assets acquired in liquidation. The Board of Directors has determined that the fair market value of the assets acquired in liquidation is equal to the cost, and therefore a provision for loss is not required.

NOTE 5  LOAN PAYABLE - LINE OF CREDIT


        Effective October 23, 1992, the Company established a $1,500,000 line of credit with Extebank. On January 15, 1995, the Company entered into a new agreement with Extebank providing for a $1,100,000 discretionary line of credit without any officer guarantees, expiring December 15, 1995. All advances bear interest at .5% above the prime rate. Pursuant to the terms of the line of credit, the Company is required to comply with certain terms, covenants and conditions. The Company pledged its loans receivable as collateral for the above line of credit and is required to maintain a minimum of $100,000 non-interest bearing collected balance with Extebank during the term of the line of credit. The balance outstanding as of May 31, 1995, November 30, 1994 and 1995 was $5,000. The Company did not renew the line of credit.

                        FRESHSTART VENTURE CAPITAL CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                     YEARS ENDED MAY 31, 1993, 1994 AND 1995
   (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED NOVEMBER 30, 1994 AND 1995)


NOTE 6 LONG TERM DEBT

        The long term debt to the SBA consisted of the following subordinated debentures for all periods presented with interest payable semi-annually:

                                  Interest Rate
                                     Period


               Maturity Date         First       Second   Face Amount
               -------------         -----       ------   -----------
               Dec. 5, 1995          8.125%      11.125%  $  500,000
               May 14, 1996          4.375%       7.375%     120,000
               May 14, 1996          4.375%       7.375%     120,000
               Feb. 6, 1997          4.125%       7.125%      75,000
               Feb. 6, 1997          4.125%       7.125%      75,000
               March 17, 1998        5.625%       8.625%      75,000
               March 17, 1998        5.625%       8.625%      75,000
               Sept. 22, 1999        5.000%       8.000%     750,000
               June 9, 1999          6.000%       9.000%     750,000
               Dec. 1, 2002          4.510%       7.510%   1,300,000
               June 1, 2005          6.690%       6.690%     520,000
                                                          ----------

                                                          $4,360,000
                                                          ==========



        Effective June 28, 1995, the Company paid off a $500,000 subordinated debenture due June 20, 1995 through the sale of a $520,000 unsubsidized subordinated debenture, due June 1, 2005 with interest at 6.69 percent.


        Under the terms of the subordinated debentures, the Company may not repurchase or retire any of its capital stock or make any distributions to its stockholders other than dividends out of retained earnings without the prior written approval of the SBA.

NOTE 7  PREFERRED STOCK

        As of May 31, 1992, the Company was authorized to issue 4,000,000 shares of $1 par value, 3% cumulative preferred stock. Dividends are not required to be paid to the SBA on an annual or other periodic basis, so long as cumulative dividends are paid to the SBA before any other distributions are made to investors. Effective November 21, 1989, Congress passed legislation which required all preferred stock sold subsequent to the effective date to pay a four percent cumulative dividend and to provide for a mandatory fifteen year redemption. Subsequently, the Company amended its certificate of incorporation creating a Class A Preferred Stock, $1 par value, which consisted of the 1,520,000 outstanding shares of preferred stock and to change the existing 2,480,000 authorized but unissued shares of preferred stock into a new Class B Preferred Stock, $1 par value, which will carry a four percent cumulative dividend rate and a mandatory fifteen year redemption.

                        FRESHSTART VENTURE CAPITAL CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                     YEARS ENDED MAY 31, 1993, 1994 AND 1995
   (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED NOVEMBER 30, 1994 AND 1995)


NOTE 7  PREFERRED STOCK
(Continued)

        All preferred shares are restricted solely for issuance to the SBA. Effective November 1994, the Company amended its certificate of incorporation authorizing an additional 1,000,000 shares of four percent preferred stock and reclassifying all 1,520,000 authorized and unissued shares of 3% preferred stock as 4% preferred stock. The effect of this amendment authorized 5,000,000 shares of 4% cumulative preferred stock. Effective October 13, 1994 and July 11, 1992, the Company sold 760,000 and 650,000 shares, respectively, of its $1 par value, 4% cumulative, 15 year redeemable preferred stock to the SBA for $760,000 and $650,000, respectively.

NOTE 8  RESTRICTED CAPITAL - UNREALIZED GAIN ON REDEMPTION

        Repurchase of 3% Preferred Stock
        The Company and the SBA entered into a repurchase agreement dated May 10, 1993. Pursuant to the agreement, the Company repurchased all 1,520,000 shares of its $1 par value, 3% cumulative preferred stock from the SBA for a purchase price of $.36225679 per share, or an aggregate of $550,630. The repurchase price was at a substantial discount to the original sale price of the 3% preferred stock which was sold to the SBA at par value or $1.00 per share.

        As a condition precedent to the repurchase, the Company granted the SBA a liquidating interest in a newly created restricted capital surplus account. The surplus account is equal to the amount of the repurchase discount less expenses associated with the repurchase. The initial value of the liquidating interest was equal to $969,370, the amount of the repurchase discount on the date of repurchase, less $14,373 of expenses incurred in connection with the repurchase, and is being amortized over a sixty (60) month period on a straight-line basis. Should the Company be in default under the repurchase agreement at any time, the liquidating interest will become fixed at the level immediately preceding the event of default and will not decline further until such time as the default is cured or waived. The liquidating interest will expire on the later of (i) sixty (60) months from the date of the repurchase agreement, or (ii) if any event of default has occurred and such default has been cured or waived, such later date on which the liquidating interest is fully amortized. Should the Company voluntarily or involuntarily liquidate prior to the amortization of the liquidating interest, any assets which are available, after the payment of all debts of the Company, shall be distributed first to the SBA until the amount of the then remaining liquidating interest has been distributed to the SBA. Such payment, if any, would be prior in right to any payments made to the Company's shareholders.

NOTE 9  DIVIDENDS


        Dividends paid to the SBA for each of the fiscal years ended May 31, 1994 and 1995 was $26,000 and $45,092, respectively. Total dividends paid to common stockholders for the fiscal years ended May 31, 1994 and 1995 were $263,206 and $296,108, respectively. The Company is contingently liable to the SBA for $14,100 in preferred dividends due for the three months ended November 30, 1995. Effective December 31, 1995, and for the seven month period then ended, the Board of Directors declared a three percent dividend to holders of common stock totaling $98,702. This dividend was paid in January 1996.

                        FRESHSTART VENTURE CAPITAL CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                     YEARS ENDED MAY 31, 1993, 1994 AND 1995
   (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED NOVEMBER 30, 1994 AND 1995)


NOTE 10 MONEY PURCHASE PLAN


        Effective for the fiscal year ending May 31, 1989 the Company initiated a defined contribution pension plan. The eligibility requirements for participation in the plan are a minimum age of 21 years old and 24 months of continuous employment with the Company. All employees and officers were covered under the plan for the fiscal year ended May 31, 1995. Contributions are currently limited to ten percent of each participant's compensation. Total contributions made for the fiscal years ended May 31, 1993, 1994, and 1995 were $18,311, $18,073 and
        $17,942, respectively. Total contributions provided for the six months ended November 30, 1994 and 1995 were $8,591 and $8,921, respectively. All contributions to the plan have been funded on a current basis.


NOTE 11 MANAGEMENT FEES

        The SBA approved the Company's total compensation of $225,000. Compensation is inclusive of officers' and staff salaries and pension contributions.

NOTE 12 STOCKHOLDERS' EQUITY - PRIVATE PLACEMENT

        Effective April 21, 1992, pursuant to a private placement, the Company sold 56,304 shares of common stock at a price of $12 per share to accredited investors. Total capital raised was $675,648 less private placement costs of $16,274, including $9,660 paid during the six months ended November 30, 1992. Substantially all of the proceeds were used to repurchase the 1,520,000 shares of its $1 par value, 3% Preferred Stock held by the SBA and to make additional investments. The net proceeds received also enable the Company to obtain additional leverage from the SBA in the form of preferred stock and debentures.

        Pursuant to SBA regulations, all SSBICs issuing debentures subsequent to April 25, 1994 were required to amend their certificates of incorporation to indicate that they have consented, in advance, to the SBA's right to require the removal of officers or directors and to the appointment of the SBA or its designee to take such action in the event of the occurrence of certain events of default. Effective November 1994, the Company amended its certificate of incorporation in accordance with the relevant provisions of the SBA regulations.

        The Stockholders' Equity section of the financial statements is presented after giving effect to an amendment to the certificate of incorporation occurring in November 1994.


NOTE 13 RELATED PARTY TRANSACTIONS

        The Company currently leases office space from a real estate partnership, whose partners consist of certain officers and directors of the Company, for $1,500 per month plus certain extraordinary operating expenses. The lease expires in November 1997 with a minimum annual rental of $18,000. Total rental expense under this lease was $19,500, $26,700 and $18,000 for the years ended May 31, 1993, 1994 and 1995, respectively.

        Certain officers and directors of the Company are also shareholders of the Company. Officers' salaries are set by the Board of Directors and are also subject to maximum compensation set by the SBA. For each of the fiscal years ended May 31, 1993, 1994 and 1995, $159,661 in officers' salaries, including pension contributions, were paid.

                        FRESHSTART VENTURE CAPITAL CORP.
                        NOTES TO THE FINANCIAL STATEMENTS
                     YEARS ENDED MAY 31, 1993, 1994 AND 1995
   (UNAUDITED WITH RESPECT TO THE SIX MONTHS ENDED NOVEMBER 30, 1994 AND 1995)



NOTE 14 SIGNIFICANT CONCENTRATION OF CREDIT RISK


        Approximately seventy four percent (74%) of the Company's loan portfolio consists of loans made for the financing and purchase of New York City taxicab medallions and related assets.


NOTE 15 FINANCIAL INSTRUMENTS WITH OFF BALANCE SHEET RISKS


        As of November 30, 1995 the Company maintained approximately $96,686 in one bank in excess of amounts that would be insured by the Federal Depository Insurance Corporation.


NOTE 16 SUBSEQUENT EVENTS

        The Company filed a registration statement with the Securities and Exchange Commission to sell up to 1,700,000 shares of common stock, at a public offering price of $7.15 per common share, for an aggregate offering price of $12,155,000.



        On January 12, 1996 the Company filed an amendment to its certificate of incorporation which increased the number of authorized shares to 13,000,000 shares of capital stock consisting of 10,000,000 shares of $1 par value, 4% cumulative, 15 year redeemable preferred stock and 3,000,000 shares of $.01 par value, common shares.

        The amended certificate of incorporation also provided for a 2 for 1 stock split with respect to the Company's shares of common stock, $.01 par value per share, for two shares of common stock, $.01 par value per share. The effect of the amendment was to increase the 274,172 issued and outstanding shares of common stock to 548,344 shares. The financial statements are presented after giving effect to these changes.

        On December 14, 1995, the Company paid off a $500,000 subordinated debenture due December 5, 1995 through the sale of a $520,000 unsubsidized subordinated debenture due December 1, 2005, with interest at 6.54%.


NOTE 17 COMMITMENTS AND CONTINGENCIES

        Minimum future lease obligations on the Company's long term non-cancelable operating lease will total $36,000 over the remaining twenty-four (24) months of the lease term ending November 1997.

                        FRESHSTART VENTURE CAPITAL CORP.
                             SUPPLEMENTAL SCHEDULES
                                NOVEMBER 30, 1995


                          SCHEDULE I - LOANS RECEIVABLE


                                                                                                                        Balance
                                                            Number of                                                 Outstanding
   Type of Loan                                               Loans          Interest Rate        Maturity Date    November 30, 1995
------------------------------------------------------------------------------------------------------------------------------------
                                                                                                                      (unaudited)
NYC Taxi Medallion                                             145           10.00%-15.00%            1-7 years        $6,464,901
Services                                                         1           14.50%-15.00%            1-7 years            95,000
Auto Repair Service                                              9           10.00%-15.00%            1-4 years           701,113
Auto Dealership                                                  1                   12.00%           1 year               72,434
Renovation and Construction                                      1                   10.50%           5 years             134,852
Retail Establishment                                             4           11.25%-15.50%            1-4 years           316,757
Restaurant                                                       3           9.00%-15.00%             1 year              250,205
Gasoline Service Station                                         3           9.375%-10.00%            1 year              307,317
Manufacturing                                                    1                   15.00%           1 year              151,572
Laundromat and Dry Cleaners                                      3           12.00%-15.00%            1-4 years           100,141
Medical Offices                                                  2           11.63%-15.00%            1-3 years           119,005
Video Rental                                                     1                   14.00%           6 years              20,565
                                                               ---                                                     ----------
       TOTAL                                                   174                                                     $8,733,862
                                                               ===                                                     ==========


Substantially all of the above loans are collateralized by either New York City taxi medallions or real estate holdings.

                      SCHEDULE VII - SHORT TERM BORROWINGS

Short term borrowing activities for the periods presented were as follows:


                                   Weighted
                                   Average     Maximum Amount   Average Amount
Category of           Balance    End Interest   Outstanding       Outstanding
Borrowing            of Period      Rate       During Period   During Period (1)
---------            ---------      ----       -------------   -----------------
May 31, 1993          $334,488      7.63%        $2,650,000       $951,800
May 31, 1994          $ 34,488      7.63%        $  634,489        280,322
May 31, 1995          $  5,000      9.45%        $   34,489         17,361
November 30, 1994     $  5,000      9.11%        $   34,489         29,574
November 30, 1995     $  5,000      9.31%        $  205,000         25,879


(1)  Computed based on weighted average of amount outstanding during the period.

                        FRESHSTART VENTURE CAPITAL CORP.
                            SUPPLEMENTARY INFORMATION
                       SELECTED PER SHARE DATA AND RATIOS
        AND THE FIVE YEARS ENDED MAY 31, 1991, 1992, 1993, 1994 AND 1995
               FOR THE SIX MONTHS ENDED NOVEMBER 30, 1994 AND 1995



                                                                                                     For the Six Months Ended
                                                         For the Five Years Ended May 31,                  November 30,
                                                         --------------------------------                  ------------
                                                                                                            (unaudited)
                                          1991        1992         1993          1994          1995          1994          1995
                                        --------    --------     --------      --------      --------      --------      --------
Per Share Data
Investment Income                       $   3.17    $   2.55     $   2.01      $   1.90      $   1.83      $    .93      $    .91
Investment Expenses                        (2.14)      (1.82)       (1.20)        (1.23)        (1.21)         (.61)         (.59)
                                        --------    --------     --------      --------      --------      --------      --------
Net Investment Income                       1.03         .73          .81           .67           .62           .32           .32
Net Realized and Unrealized Gains
    and Losses on Securities                (.12)       (.29)        (.15)         (.14)         --            (.02)         --
Private Placement Costs                     --          --           (.02)         --            --            --            --
Gain on Preferred  Stock Buy Back           --          --            .61          --            --            --            --
Dividends - Common Stock                    (.78)       (.35)        (.60)         (.48)         (.54)         (.24)         (.18)
Dividends - Preferred Stock                 (.12)       (.05)        (.05)         (.05)         (.08)         (.02)         (.05)
Sale of Common Stock                        --          1.24         --            --            --            --            --
                                        --------    --------     --------      --------      --------      --------      --------
Net Increase/Decrease
    in Net Asset Value                       .01        1.28          .60          --            --             .04           .09
Net Asset Value - Beginning of Period       3.89        3.90         5.18          5.78          5.78          5.78          5.78
                                        --------    --------     --------      --------      --------      --------      --------
Net Asset Value - End of Year           $   3.90    $   5.18     $   5.78(1)   $   5.78(1)   $   5.78(1)   $   5.82(1)   $   5.87(1)
                                        ========    ========     ========      ========      ========      ========      ========
Net Asset Value - End of Year
    Excluding Retained Earnings (2)     $   3.91    $   5.75     $   5.75(1)   $   5.75(1)   $   5.75(1)   $   5.75(1)   $   5.75(1)
                                        ========    ========     ========      ========      ========      ========      ========
Ratios
Ratio of Expenses to
   Average Net Assets                       54.9%       45.8%        24.3%         21.3%         20.9%         10.5%         10.2%
                                        ========    ========     ========      ========      ========      ========      ========
Ratio of Net Income to Average
    Net Assets                              11.7%        5.6%        10.4%          9.3%         10.6%          5.6%          5.6%
                                        ========    ========     ========      ========      ========      ========      ========
Weighted Average of Common Shares
    Outstanding                          394,000     428,866      548,344       548,344       548,344       548,344       548,344
                                        ========    ========     ========      ========      ========      ========      ========


(1) The net asset value includes the unamortized portion of the realized gain from the repurchase of the three (3%) percent preferred stock and the undistributed retained earnings at the end of the period. The unamortized balance remaining in the restricted capital account as of November 30, 1995 was $477,499.


(2) Excluded undistributed retained earnings at the end of the period.

                     SUBSCRIPTION AND TAX QUALIFICATION PAGE
                        FRESHSTART VENTURE CAPITAL CORP.

      Investment must be made through a participating NASD Broker/Dealer by confirmation or by subscription utilizing this application. By signature below, the undersigned investor subscribes for and agrees to purchase shares of Common Stock, par value $.01 per share ("Common Stock"), of the Company as provided below at a price of $7.15 per share, such subscription being tendered pursuant to the prospectus to which this page is attached (the "Prospectus"). This subscription is subject to the terms and conditions discussed in the Prospectus and on the reverse side hereof.

                                     ESCROW

      Payments pursuant hereto shall be placed in an escrow account with The Merchants Bank of New York, 434 Broadway, New York, New York 10013, to be returned to the investor without interest or expense if (i) this subscription has not been accepted or is subsequently rejected by the Company or (ii) less than 700,000 shares of Common Stock are subscribed by the date of closing of the subscription period as specified in the Prospectus or as extended pursuant thereto. Costs of escrow and any interest on escrowed funds will accrue to the Company. At the time of the Closing, all subscription funds tendered, along with interest thereon, shall be released to the general account of the Company in accordance with the terms of the offering of the Common Stock contemplated by the Prospectus. If the investor is allocated less than the full amount of shares subscribed, any overpayment of funds shall be promptly refunded, without interest.

                 TERMS AND CONDITIONS OF SUBSCRIPTION AGREEMENT
                             ACCEPTANCE OR REJECTION

      The Company, in its sole discretion and for any reason, shall have the right to accept or reject this subscription in whole or in part. The investor hereby agrees that the investor is not entitled to cancel, terminate or revoke this subscription except as otherwise required under applicable law, and that such subscription and agreement shall survive the death or disability of the investor.

                              OFFERING INFORMATION

      The investor acknowledges the investor's receipt and review of the Prospectus; that the offering was made only through direct communication between the investor and a duly authorized representative of the Company; that the investor has been offered and has obtained all further information desired to verify or supplement the information contained in the Prospectus; and that the investor has been advised by the Company that a purchaser of the shares of Common Stock must be prepared to bear the risk of such investment for an indefinite time because, among other things, of the possible illiquidity of the offering and the lack of a prior market. The investor also acknowledges that no person except the officers of the Company and its duly authorized selling agents have been authorized to make any representations on behalf of the Company relating to this offering other than as set forth in the Prospectus and, if given or made, such representations must not be relied upon.

                            SUITABILITY REQUIREMENTS

      The investor represents that the shares of Common Stock are being purchased solely for investment purposes and that the investor understands the risk factors discussed in the Prospectus. The investor (if an individual) is of majority age and under no disability with respect to entering into the Subscription Agreement. Based on the investor's investment expertise gained through experience, education, consultation with qualified advisors, or a combination thereof, the investor believes that the investment being made hereby is suitable in view of the investor's financial situation and investment objectives. In addition, the investor understands that no federal or state agency has made any finding or determination as to the fairness of an investment in the shares of Common Stock by the public at large or any recommendations or endorsement of such shares. The investor, if acting herein in a fiduciary capacity, represents that the representations and warranties herein contained are true and correct as to the investor's principals, that the investor has full and complete authority to execute this Agreement on behalf of all parties whom it purports to represent and to bind them to the terms hereof. If the investor is acting on behalf of an entity, such entity was not organized for the specific purpose of acquiring the shares of Common Stock. The investor agrees, to the fullest extent permitted by law, to indemnify and hold the Company and the officers, directors, agents and representatives of the Company harmless from all loss, damage, liability, cost or expense (including attorneys' fees and court costs) arising out of any misrepresentation or warranty of the investor contained herein.

================================================================================

The investor authorizes the Company to pay all commissions and fees due hereunder to the named Broker/Dealer.

================================================================================

                                  NEW YORK LAW

      THIS AGREEMENT SHALL BE CONSTRUED IN ACCORDANCE WITH AND GOVERNED BY THE LAWS OF THE STATE OF NEW YORK, EXCLUDING MATTERS ARISING UNDER STATE AND FEDERAL SECURITIES LAWS, WITHOUT REGARD TO PRINCIPLES RELATING TO THE CONFLICTS OF LAWS.

Number of Shares purchased hereby_______________________________________________

Purchase price for Shares (at $7.15 per Share) included herewith $______________



                              Make Check Payable to
  THE MERCHANTS BANK OF NEW YORK, AS AGENT FOR FRESHSTART VENTURE CAPITAL CORP.

    Forward Check and this Signed Tax Qualification and Subscription Page to

                         The Merchants Bank of New York
                                  434 Broadway
                            New York, New York 10013

Indicate Manner of Ownership

Individual  / /   Separate Property   / /   Joint Tenants  / /
Community   / /   Partnership         / /   Corporation    / /
"S" Corp.   / /   Trust               / /   Other          / / (describe):______

________________________________________________________________________________

________________________________________________________________________________


Enter

Social Security Number___ ___ ____ or Tax Identification Number____ ____________

        Print Names in Which shares of Common Stock are to be Registered

For Individual(s),
Print Names Here________________________________________________________________
                      First           M.I.                 Last Name

For Trust, Print Trust Name here________________________________________________

For Corporation or Other
Business, Print Name here_______________________________________________________

                ADDITIONAL SUBSCRIPTION INFORMATION-PLEASE PRINT

Registered Stockholder's Address

Residency Address

City_____________________________State________________________Zip_______________

Additional Address  For Stockholder Communications

Mail Address

City_____________________________State________________________Zip_______________

Office Phone(   )               Home Phone(   )             Fax(   )

Advisor's Address (CPA, Attorney, CFP, RIA)

Name and Firm___________________________________________________________________

Mail Address:

City_____________________________State________________________Zip_______________

Office Phone(   )               Home Phone(   )             Fax(   )


--------------------------------------------------------------------------------
          INFORMATION TO BE COMPLETED BY ACCOUNT EXECUTIVE-PLEASE PRINT
--------------------------------------------------------------------------------
Broker Dealer Firm
--------------------------------------------------------------------------------
Branch Office Name                Manager Name
--------------------------------------------------------------------------------
Account Executive

Name                              Signature
--------------------------------------------------------------------------------
Office Address
Street Address

City                             State                           Zip
--------------------------------------------------------------------------------
Office Phone(   )               Home Phone(   )
--------------------------------------------------------------------------------

Signature

I certify that (1) the Taxpayer ID number is correct as shown and (2) I am not subject to backup withholding as a result of failure to report all interest or dividends, or the Internal Revenue Service has notified me I am no longer subject to withholding under Section 3406(a)(1)(C) of the Internal Revenue Code of 1986, as amended.

Dated_______________________Signature___________________________________________

Dated_______________________Signature___________________________________________

================================================================================


     No dealer, salesperson or other person has been authorized to give any information or to make any representation other than those contained in this Prospectus in connection with the offer made by this Prospectus, and if given or made, such information or representations must not be relied upon as having been authorized by the Company or the Dealer Manager. Neither the delivery of this Prospectus nor any sale made hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company at any time subsequent to the date hereof. However, if any material change occurs while this Prospectus is required by law to be delivered, this Prospectus will be amended or supplemented accordingly. This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy by anyone in any jurisdiction in which such offer to sell or a solicitation is not authorized, or in which the person making such offer or solicitation is not authorized, or in which the person making such offer or solicitation is not qualified to do so, or to any person to whom it is unlawful to make such offer or solicitation.


                                   ----------

                                TABLE OF CONTENTS

                                                                           Page
                                                                           ----
Prospectus Summary .....................................................     3
Risk Factors ...........................................................     7
Use of Proceeds ........................................................    11
Capitalization .........................................................    12
Dividend Policy ........................................................    13
Dilution ...............................................................    14
Business ...............................................................    15
Management .............................................................    24
Conflicts of Interests .................................................    26
Certain Transactions ...................................................    26
Security Ownership of Principal Stockholders
    and Management .....................................................    28
Investment Policies ....................................................    29
Federal Regulation .....................................................    30
Tax Considerations .....................................................    34
Description of Capital Stock and Long-Term
    Debt ...............................................................    37
Plan of Distribution ...................................................    38
Legal Matters ..........................................................    39
Experts ................................................................    39
Custodian ..............................................................    39
Additional Information .................................................    40
Index to Financial Statements ..........................................   F-1



Until 25 days after the Closing, all dealers effecting transactions in the registered securities, whether or not participating in this distribution, may be required to deliver a Prospectus. This is in addition to the obligation of dealers to deliver a Prospectus when acting as underwriters and with respect to their unsold allotments or subscriptions.


================================================================================


================================================================================




                                   Freshstart
                              Venture Capital Corp.




                                   ----------




                                1,700,000 Shares
                                  Common Stock





                                   ----------

                                   PROSPECTUS

                                   ----------




                              RAS Securities Corp.





                                 March 28, 1996


================================================================================

                                    PART III.

Item 29. Marketing Arrangements.

         Incorporated by reference to the inside cover page of the Prospectus and to the text of the Prospectus under the caption "PLAN OF DISTRIBUTION".

Item 30. Other Expenses of Issuance and Distribution.

         The estimated expenses in connection with the issuance and distribution of the securities being registered, other than underwriting discounts and commissions, are as follows:


           SEC Registration Fee ...........................    $   4,191.38
           Legal fees and expenses ........................      250,000.00
           Accounting fees and expenses ...................       40,000.00
           Blue Sky fees and expenses .....................       45,000.00
           Transfer Agent's fees ..........................        7,500.00
           Printing expenses ..............................       75,000.00
           Miscellaneous ..................................       13,308.62
                                                               ------------
                  Total ...................................    $ 435,000.00
                                                               ============


Item  31.   Relationship  with  Registrant  of  Experts  Named  in  Registration
Statement.

         None.

Item 32. Recent Sales of Unregistered Securities.

         In May 1992, the Company sold 56,304 shares of its Common Stock at $12 per share, an aggregate of $675,648 in a private placement pursuant to Rule 506 of Regulation D promulgated under the Securities Act of 1933, as amended (the "Securities Act"). Such sales were made to "accredited investors" as that term is defined under Rule 501(a) of Regulation D. Offers and sales were made by the officers and directors of the Company. No commissions were paid in connection with the sales.

         In July 1992, the Company sold 650,000 shares of its 4% preferred stock, $1 par value, to the SBA for an aggregate of $650,000 pursuant to Section 4(2) of the Securities Act.

         In  December  1992,  the  Company  sold   $1,300,000  of   subordinated
debentures which were guaranteed by the SBA and sold through the SBIC Funding Corp. pursuant to Section 4(2) of the Securities Act.

         In October 1994, the Company sold 760,000 shares of its 4% preferred stock, $1 par value, to the SBA for an aggregate of $760,000 pursuant to Section 4(2) of the Securities Act.

         In June 1995, the Company refinanced a debenture due June 20, 1995 in the principal amount of $500,000 with a debenture due June 1, 2005 in the principal amount of $520,000.


         In December 1995, the Company refinanced a debenture due December 15, 1995 in the principal amount of $500,000 with a debenture due December 1, 2005 in the principal amount of $520,000.


Item 33. Treatment of Proceeds from Stock Being Registered.

         Not applicable.

Item 34. Undertaking.

         Subject to the terms and conditions of Section 15(d) of the Securities Exchange Act of 1934, the undersigned registrant hereby undertakes to file with the Securities and Exchange Commission such supplementary and periodic information, documents and reports as may be prescribed by any rule or regulation of the Commission heretofore or hereafter duly adopted pursuant to authority conferred in that section.

Item 35.  Financial Statements and Exhibits.

(a)       Financial Statements.

          Reference is made to "FINANCIAL STATEMENTS" included in Part II of the Registration Statement.

(b)       Exhibits.

Exhibits                                                                   Page
--------                                                                   ----

(1.1)* Certificate of Incorporation of Registration, as amended through November 24, 1987 (Exhibit 1 to Amendment No. 2 to Registrant's Registration Statement on Form N-5 filed January 5, 1988 (File No. 33-15890) are incorporated by reference herein.

(1.2)* Amendments to the Certificate of Incorporation of Registrant from November 25, 1987 through May 11, 1993 (Exhibit 1.2 to Registrant's Registration Statement on Form N-5 filed November 18, 1994 (File No. 33-86518)) are incorporated by reference herein.

(1.3)* Amendment to Certificate of Incorporation of Registration filed November 17, 1994.

(1.4)* Form of proposed Amendment to Certificate of Incorporation of Registrant.

(2.1)*  By-laws of Registrant, as amended.

(3.1)* Specimen of share of Common Stock, $.01 par value, of Registrant.

(4)     None.

(5)     None.

(6)     None.

(7.1)*  Defined Contribution Plan of Registrant (Exhibit 7.1 to
        Registrant's Registration Statement on Form N-5 filed November 18, 1994 (File No. 33-86518)) is incorporated by reference herein.

(8.1)*  Copy of Registrant's license from the Small Business
        Administration (Exhibit 4.(a). to the Registrant's Registration Statement on Form N-5 filed July 17, 1987 (File No. 33-15890)) is incorporated by reference herein.

(9.1)* Letter of Intent dated as of December 1, 1992 by and between Registrant and the U.S. Small Business Administration (Exhibit
        9.1 to Registrant's Registration Statement on Form N-5 filed November 18, 1994 (File No. 33-86518)) is incorporated by reference herein.

(9.2)*  Loan Agreement dated January 15, 1995 between Registrant and
        Extebank.

(9.3)* Form of Employment Agreement to be entered into between the Registrant and Zindel Zelmanovitch.

(9.4)* Form of Employment Agreement to be entered into between the Registrant and Neil Greenbaum.

(9.5)* Lease dated October 1, 1994 by and between Registrant and 313 West 53rd Street Association.

(10.1)* Form of Underwriting Agreement with Soliciting Dealer
        Agreement relating to the offering of shares.

(10.2)* Form of Origination Administration and Servicing Agreement by and between Hayward Lake Capital Corp. and Freshstart Venture Capital Corp.

(10.3)* Form of Escrow Agreement by and between The Merchants Bank of New York and Freshstart Venture Capital Corp.

(11.1)* Opinion of Stursberg & Veith as to the legality of the securities being registered hereunder and the issuance thereof.

(12.1)  Consent of Michael C. Finkelstein, Certified Public Accountants.

(13.1)* Code of Ethics of Registrant (Exhibit 8 to the Registrant's Registration
        Statement on Form N-5 filed July 17, 1987 (File No. 33-15890)) is incorporated by reference.

----------

*    Previously filed or incorporated by reference.

                                   SIGNATURES


     Pursuant to the requirements of the Securities Act of 1933 and the Investment Company Act of 1940, the registrant has duly caused this Post-Effective Amendment No. 1 and Amendment No. 5, respectively, to this registration statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, and State of New York, on the 27th day of March 1996.


                                            FRESHSTART VENTURE CAPITAL CORP.
                                                      (Registrant)




                                            By:      /s/  NEIL GREENBAUM
                                               ---------------------------------
                                                     Neil Greenbaum, Secretary


     Pursuant  to  the   requirements  of  the  Securities  Act  of  1933,  this
registration statement has been signed below by the following persons in the capacities and on the dates indicated.


                  Signature                                  Title                              Date
                  ---------                                  -----                              ----
    /s/     ZINDEL ZELMANOVITCH*             President and Director                        March  27, 1996
--------------------------------------
            Zindel  Zelmanovitch

    /s/     PEARL GREENBAUM*                 Vice President and Director                   March  27, 1996
--------------------------------------
            Pearl Greenbaum

    /s/     NEIL GREENBAUM                   Secretary and Director                        March  27, 1996
--------------------------------------
            Neil Greenbaum

    /s/     BARBARA JOY HAMILL*              Director                                      March  27, 1996
--------------------------------------
            Barbara Joy Hamill

    /s/     MICHAEL MOSKOWITZ*               Director                                      March  27, 1996
--------------------------------------
            Michael Moskowitz

    /s/     FRED BRODSKY*                    Director                                      March  27, 1996
--------------------------------------
            Fred Brodsky

    /s/     PHILIP POLLACK*                  Director                                      March  27, 1996
--------------------------------------
            Philip Pollack

    /s/     ALAN WORK*                       Director                                      March  27, 1996
--------------------------------------
            Alan Work

*By:  /s/   NEIL GREENBAUM
--------------------------------------
    Neil Greenbaum, Attorney-In-Fact


                                  EXHIBIT INDEX

Exhibits                                                                   Page
--------                                                                   ----

(1.1)* Certificate of Incorporation of Registration, as amended through November 24, 1987 (Exhibit 1 to Amendment No. 2 to Registrant's Registration Statement on Form N-5 filed January 5, 1988 (File No. 33-15890) are incorporated by reference herein.

(1.2)* Amendments to the Certificate of Incorporation of Registrant from November 25, 1987 through May 11, 1993 (Exhibit 1.2 to Registrant's Registration Statement on Form N-5 filed November 18, 1994 (File No. 33-86518)) are incorporated by reference herein.

(1.3)* Amendment to Certificate of Incorporation of Registration filed November 17, 1994.

(1.4)* Form of proposed Amendment to Certificate of Incorporation of Registrant.

(2.1)*  By-laws of Registrant, as amended.

(3.1)* Specimen of share of Common Stock, $.01 par value, of Registrant.

(4)     None.

(5)     None.

(6)     None.

(7.1)*  Defined Contribution Plan of Registrant (Exhibit 7.1 to
        Registrant's Registration Statement on Form N-5 filed November 18, 1994 (File No. 33-86518)) is incorporated by reference herein.

(8.1)*  Copy of Registrant's license from the Small Business
        Administration (Exhibit 4.(a). to the Registrant's Registration Statement on Form N-5 filed July 17, 1987 (File No. 33-15890)) is incorporated by reference herein.

(9.1)* Letter of Intent dated as of December 1, 1992 by and between Registrant and the U.S. Small Business Administration (Exhibit
        9.1 to Registrant's Registration Statement on Form N-5 filed November 18, 1994 (File No. 33-86518)) is incorporated by reference herein.

(9.2)*  Loan Agreement dated January 15, 1995 between Registrant and
        Extebank.

(9.3)* Form of Employment Agreement to be entered into between the Registrant and Zindel Zelmanovitch.

(9.4)* Form of Employment Agreement to be entered into between the Registrant and Neil Greenbaum.

(9.5)* Lease dated October 1, 1994 by and between Registrant and 313 West 53rd Street Association.

(10.1)* Form of Underwriting Agreement with Soliciting Dealer
        Agreement relating to the offering of shares.

(10.2)* Form of Origination Administration and Servicing Agreement by and between Hayward Lake Capital Corp. and Freshstart Venture Capital Corp.

(10.3)* Form of Escrow Agreement by and between The Merchants Bank of New York and Freshstart Venture Capital Corp.

(11.1)* Opinion of Stursberg & Veith as to the legality of the securities being registered hereunder and the issuance thereof.

(12.1)  Consent of Michael C. Finkelstein, Certified Public Accountants.

(13.1)* Code of Ethics of Registrant (Exhibit 8 to the Registrant's Registration
        Statement on Form N-5 filed July 17, 1987 (File No. 33-15890)) is incorporated by reference.

----------

*    Previously filed or incorporated by reference.